U.S. SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549

                        FORM 10-SB

    General Form for Registration of Securities of Small
    Business issuers Under Section 12(b) or 12(g) of the
                  Securities Act of 1934

                   THE AUXER GROUP, INC.
      (Name of Small Business Issuer in its Charter)

Delaware                                        22-3537927
(State or Other Jurisdiction            (I.R.S. Employer  of
Incorporation or organization)           Identification No.)

30 Galesi Drive, Wayne, New Jersey             07470
(Address of Principal Executive Offices)      (Zip Code)

                       (973) 890-1331
                 (Issuer's Telephone Number)

Securities to be registered under Section 12(b) of the Act:

                        None

Securities to be registered under Section 12(g) of the Act:

              Common Stock, $.001 Par Value

                    (Title of Class)

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TABLE OF CONTENTS

ITEM 1.  DESCRIPTION OF BUSINESS
ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
         OPERATION
ITEM 3.  DESCRIPTION OF PROPERTY
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT
ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
         CONTROL PERSONS
ITEM 6.  EXECUTIVE COMPENSATION
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
ITEM 8.  LEGAL PROCEEDINGS
ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
         MATTERS.
ITEM 10.  RECENT SALE OF UNREGISTERED SECURITIES
ITEM 11.  DESCRIPTION OF SECURITIES
ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
ITEM 13.  FINANCIAL STATEMENTS
ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND FINANCIAL DISCLOSURE
ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

                        Part I

Item 1. Description of Business

BUSINESS DEVELOPMENT

     The Auxer Group, Inc. was incorporated in Idaho on June 24, 1920 under the name "The Auxer Gold Mines, Inc." (the "Auxer"). The Company's original business was mining. Auxer's life was changed from a life of 50 years to a term of existence of perpetuity on August 27, 1960. In 1972 the mining assets were transferred to Idora Silver Mines, Inc. and Auxer maintained a dormant status for a majority of the 1970's and 1980's.

Effective May 2, 1994, the National Association of Securities Dealers (NASD) cleared Auxer's request for unpriced quotation on the OTC Bulletin Board for the Auxer Gold Mines common stock under the symbol AUXI. On April 18,1995, Auxer acquired all of the issued and outstanding shares of CT Industries, which became our wholly owned subsidiary. CT's assets included the distribution rights to an oil treatment formulation. Auxer issued 4,000,000 shares of its common stock to shareholders of CT Industries. Upon consummation of such acquisition, Auxer moved its offices to Ridgewood, New Jersey. Auxer continued to develop the engine treatment and test market the product it acquired from CT Industries through infomercials and by sponsoring regional races.

In 1996, Auxer established Wayne, New Jersey as its principal place of business and acquired the issued and outstanding shares of two companies. Firstly, on February 8, 1996, it acquired Universal Filtration Industries, Inc.
("Universal Filtration"), a company that made products for dry-cleaners.

Auxer issued 1,500,000 of its common stock to Universal Filtration shareholders for all the outstanding shares of Universal Filtration. Secondly, on October 25, 1996, Auxer acquired Harvey Westbury Corporation, Inc.("Harvey Westbury") a light manufacturer and wholesaler of aftermarket automotive products. Auxer issued 170,000 shares of its common stock to Harvey Westbury shareholders or their designees for all outstanding shares of Harvey Westbury Corp. Both acquisitions have been accounted for as reverse acquisitions using the purchase method of accounting with historic costs being the basis for value. Consideration value was based upon the market value of Auxer's securities at the time of the acquisition.

In early 1997, Auxer attempted to broaden its development through a series of strategic investments in software companies located in the United Kingdom. Auxer's investments in the UK software group were developed in conjunction with two key individuals, Robert Smith, former President of Burroughs, London England and ITT Caribbean Manufacturing, Puerto Rico; and Danny Chapchal, currently Managing Director of Cambridge Display Technology, Cambridge, England. The software group was organized to create a spectrum of software applications geared to the expanding asset care and management markets. The software group attempted to compete globally within the asset care market and the enterprise resource market.
In August, 1997 shareholders of Auxer voted to exchange their shares on a one for one basis for shares in The Auxer Group, Inc., the new Delaware corporation (the "Company").

The Company, was incorporated in the State of Delaware on August 11, 1997 and was authorized to issue 25,000,000 shares at $.001 par value. Of those shares, 20,000,000 shares were for common stock, while the remaining 5,000,000 shares were for preferred stock. On September 22, 1997, the Company filed an amendment to its articles of incorporation whereby it increased its authorized shares to 75,000,000 at a par value of $.001 per share. Of those shares, 50,000,000 shares are common stock, while the remaining 25,000,000 shares are preferred stock. In August, 1997, Auxer merged into the Company. Effective on or about August 7th, 1997, the Company began trading on the OTC Electronic Bulletin Board under the symbol AXGI.

In May 1998, the Company divested itself of its software
business for the amount of the investment, $353,000, which
was received in the form of a promissory note      to be
repaid upon the business achieving cash flow positive status. As of September 30, 1999, the Company determined the collectability of the promissory note was doubtful and wrote it off.

On March 19, 1999 the Company amended its articles of incorporation to increase the number of shares the Company had authority to issue to 175,000,000 shares at a par value of $.001 par value per share. Of such shares, 150,000,000 are common stock, while the remaining 25,000,000 shares are preferred stock.

On April 22, 1999, the Company purchased automotive parts inventory from Ernest DeSaye, Jr., employed Mr. DeSaye and placed these assets in Hardyston Distributors, Inc., one of the Company's wholly owned subsidiaries. Hardyston was incorporated in New Jersey on April 22, 1999. The Company issued 836,700 shares of its common stock plus $15,000 cash for the purchase of the automotive parts inventory to Ernest DeSaye, Jr.

Effective January 4, 1999, the National Association of Securities Dealers ("NASD") enacted the OTC Bulletin Board Eligibility Rule ("Eligibility Rule"). To be compliant with the Eligibility Rule, a company must be registered with the SEC under Section 13 or 15(d) of the Securities and Exchange Act of 1934 and be current in its required filings. To be current in its required filings a company must have filed its latest required annual filing and any subsequent filings. Alternatively, an issuer who has recently filed its Form 10 or Form 10-SB must have cleared all comments by the SEC. The Company did not meet the new requirements to continue trading on the OTC Bulletin Board, and its quotation was discontinued. Effective September 4, 1999, the Company began trading on the National Quotation Service Pink Sheets.

Neither the Company nor any of its subsidiaries has filed any petition for bankruptcy and is not aware of any actions related to bankruptcy. Furthermore, there are no known personnel of the Company who currently have any petitions filed under the Bankruptcy Act or under any state insolvency laws.

BUSINESS OF THE ISSUER

The Company is a holding company which currently owns four
(4) subsidiaries: The Harvey Westbury Corporation Inc. ("HW"), CT Industries, Inc. ("CT"), Hardyston Distributors ("HD") and Universal Filtration Industries, Inc. ("UFI") which is currently dormant. Harvey Westbury accounts for approximately 61% of the Company's total revenue. The Company assembles and packages automotive accessories under the name, Easy Test, sells engine treatment under the name, Formula 2000 Ultimate and sells waxes and polishes under the name, Garry's Royal Satin to the automotive, marine, and aviation industries. Hardyston Distributors, Inc. is a distributor of automotive parts and accessories to local mechanics, service stations and dealers which account for approximately 38% of the Company's revenue. CT Industries, Inc. is a subsidiary currently set up to house the Internet and retail sales which account for 2% of the Company's total revenue. The Company intends to continue these operations in the future.

In 1998, management continued development and sales of the Garry's Marine Care Products line and completed testing of Formula 2000 Ultimate. The first production run of Ultimate 2000 was completed. The Company believes that Easy Test sales suffered from a warm winter across the United States. The beginning of 1998 proved to be a difficult period for the Company in the software investment as well. Unfortunately, the person expected to be the Company's primary financier, Robert Smith, unexpectedly passed away in January of 1998, and as a result, management was forced to divest itself of the software program. With the loss of our financing, the Company opted to accept an offer by Mr. Chapchal to purchase its software operations rather than further drain the Company's cash flow position and risk further delay of the advancement of its new automotive products. The Company and Mr. Chapchal completed arrangements to turn over the software division in June 1998 while structuring the sale in such a manner that the Company could recoup its investment. However, the cash flow drain on the Company proved to be a burden the remainder of the year as the Company was forced to direct a majority of the arranged financing for the automotive companies to the software investment.

Additionally, the Company completed development of the marine product line and began trying to reduce the costs of IT silicone spray. With the cash flow strain Harvey Westbury's sales and marketing plans were crippled and the Company saw much of the planned sales deteriorate due to inability to deliver in a timely fashion as maintaining adequate inventory was not possible. Additionally, layoffs in operations and sales were required. The reduced sales group tried to focus on marketing and selling of the Garry's Marine products line and the Easy Test line as well as launch Formula 2000 during the Fall 98 buying season. The group's focus turned from development to sales and marketing during this period but the impact was limited due to funding.

REVIEW OF PRODUCTS

The Company currently has two subsidiaries selling automotive products. Hardyston Distributors distributes a variety of automotive hard parts (which represents 100% of its sales), currently representing approximately 38% of the Company's revenue during 1999. The Harvey Westbury product lines, which include the products under the names Easy Test and Garry's Royal Satin, represent the Company's other revenue. In 1998, Harvey Westbury's sales by product breaks down as follows: Easy Test Anti-freeze & Battery Testers - 27%; Easy Test Mobile A/C Accessories - 2%; Easy Test Drain Plug Series - 4%; Easy Test Fleet Drain Plug Series - 4%; Easy Test Hatchback Lights - 4%; Garry's Royal Satin - 57%; and Formula 2000 Ultimate - 2%.

King's Ransom Premium Cleaner Wax and Polish: This cleaner wax was introduced in the late 1980s and is formulated for clear-coat paint finishes. It maintains the creamy texture that the Company believes Royal Satin is noted for and offers what the Company perceives to be a long lasting shine with no silicones.

Royal Satin Supreme: The product was designed with the intent to provide an even longer lasting shine and better durability than King's Ransom for clear-coat finishes. The company intends for the product to take advantage of the Royal Satin trademark, which the Company believes is well recognized, in certain regions.

Garry's Interior Car Care Products: The Company's products in this category are a carpet cleaner, waterproofing spray, leather cleaner and plastic and fiberglass cleaner. The products are currently packaged in spray tops, however new packaging options are being reviewed.

Garry's Royal Satin Marine Products: The Company believes Garry's Royal Satin has a respectable brand name recognition within the boating and marine industry in the SE and NE regions of the United States. The Royal Satin Marine line consists of a boat wash, heavy-duty compound, a finishing polish and its flagship cleaner wax. The line also offers care products covered in the automotive line.

Cream Paste Cleaner Wax: The product is the flagship cleanerwax that the Company believes is well respected among detailing professionals. Its blend of waxes and cleaner offers what the company believes to be a tremendous one-step cleaning and waxing option or can be applied after a compound in detailing practices.

Heavy Duty Rubbing Compound: This product is intended to complement to the Company's flagship cleanerwax for difficult oxidation problems that are too difficult for normal oxidation.

Finishing Polish: The product offers the detailer an extra layer of protection that is intended to get them through an entire season. Cleaner waxes on the market typically fall short of performing more than 4 months. This polish and protector is intended to give the boating enthusiast an extra couple months of added shine and protection from oxidation.

Boat Wash: In this product, the Company has attempted to formulate a product to clean and prep a boat for the deoxidization process. The Company believes this product is biodegradable and safe for a finishes.

It Silicone and T-Bolt Rust Penetrant: Harvey Westbury
markets a silicone and multipurpose lubricant under the
brand name It and T-Bolt.  The products are believed to have been around since the 1940=s and had what the Company
believes to be national recognition up through the 1980s.
Formula 2000 Ultimate Product Line: CT Industries maintains
formulations for a synthetic lubrication product designed
for engines and transmission lubrication enhancement.
EasyTest Product Line: The Easy Test product series is
believed to be approximately a 25-year-old line that Harvey
Westbury founded. The products consist of three (3) types of antifreeze and battery testers, a carbon monoxide tester, and drain
plug series.   Additionally, the air conditioning
line is trademarked under Easy Test as well as the Hatchback solar powered rechargeable light and other accessory products.

Antifreeze & Battery Testers: The Harvey Westbury tester products are manufactured at the Company's facilities in Farmingdale, NY. The main products are anti-freeze and battery testers, which come in three different sizes. The first type is a five-ball tester that consists of a four-inch glass catheter, assembled together with a vinyl squeeze bulb and dispensing tail. The working components in these items are five specific gravity balls that float at different concentrated levels of the solution being tested. The solution for the anti-freeze test involves a water to anti-freeze mix, while the battery test involves a water to acid mix. Once the items are manufactured and assembled, they are then packaged for retail distribution using Harvey Westbury's in-house machinery and equipment.
The same concept applies to the other two size types, which are much larger and resemble a French horn and turkey-baster in their respective shapes. Most items are sold under their registered trademark Easy-Test7, however, the Company also maintains several private label contracts within the industry.

Mobile Air Conditioning Accessories: Harvey Westbury markets all of its air-conditioning accessory items under the brand name Easy-Test. The product line is mainly comprised of retrofit kits, recharge kits, charging hose, fittings, manifold gauges, leak detector kits, thermometers, and protective goggles. Additionally, the accessory items are designed to service all R-12 (CFC-12 or Freon) and R134a (HFC-134a) automotive systems.

Crankcase Drain Plug Series (CDPs & EDPs): Two series of crank case drain plugs are currently packaged by the Company. The group actively markets the CDP series which is a strong rubber plug complete with an inserting tool. The product is marketed to the do it yourself market and the quick oil change chains. The product is purchased in single or six pack blister pack options. The second series is a metal screw in product. The product is self-tapping.

Fleet Drain Plug Series (RDPs): The Fleet drain plug series is an imported product. The product is generally designed for large construction and farm equipment as well as RVs.
The product comes as a kit. The product allows the user to insert a drain tube by screwing onto a permanent attachment to vehicles.

Carbon Monoxide Testers: Harvey Westbury assembles and packages Carbon Monoxide devices that alert the consumer to the presence of carbon monoxide by changing color. This small indicator is roughly 2" in diameter and is comprised of a proprietary blend of chemicals, which react to carbon monoxide. The pill indicator is affixed to an adhesive backed plastic applicator that allows the item to be placed almost anywhere. In addition, the pill indicator changes back to its original color after the carbon monoxide is removed which makes the item reusable. Depending on the surrounding climate, these detectors can last up to a full year. Harvey Westbury offers two types of testers based on their levels of detection sensitivity. Since carbon monoxide is measured in Part Per Millions (PPM), one tester will react to carbon monoxide dosages of 50ppm and the other will react at 100ppm.

Miscellaneous Products: Harvey Westbury assembles pneumatic hoses. Additionally, the Company continues to maintain several miscellaneous items in the Easy Test line such as windshield wiper cleaners, hatchback lights, and hacksaw blades. As of September 30, 1999 the Company reported inventory of $263,970. Carrying amount of inventory in miscellaneous product is less than 2%. Products that are considered obsolete are "written off" in accordance with generally accepted accounting principles.

MARKETING

The Company is engaged in business in several markets. The Company is conducting business with automotive retailers and distributors as well as marine retailers and distributors. The Company's revenues do not exceed 20% with any individual customer. While the Company is not engaged in any formal contracts with identified volumes, the Company has arrangements to private label for Warren Distribution for Polar products and CarQuest Inc. for CarQuest products. The Company's products are packaged under several other unknown brand names since the products are sold in bulk and packaged by other companies.

The Company's subsidiary, Harvey Westbury has entered into several licensing agreements with third party distribution companies to private label products. In August 1998 Harvey Westbury entered into a licensing agreement with Warren Distribution to use the trademark Polar on its Easy Test Anti-freeze and Battery Tester products, to be distributed through Warren Distribution. In October 1998, Harvey
Westbury entered into a licensing agreement with CARQUEST, Inc. to use the trademark CARQUEST on its Easy Test Anti-freeze and Battery Tester products, to be distributed internationally throughout CARQUEST's network of warehouse distributors and retail outlets.

In June 1999, Harvey Westbury entered into an advertising agreement with the Veritas Group, Ltd. to develop and implement a regional and national marketing and advertising campaign to promote its Garry's Royal Satin and Formula 2000
Synthetic Engine Treatment.

The Company is currently employing the strategies outlined below:

     Garry's Royal Satin Automotive Product Line:
     --------------------------------------------

The Company believes that Royal Satin has recognition in the NE and SE United States and in Puerto Rico, and that the product also has recognition in the aviation sector markets. In 1999, the Company introduced an improved clear-coat in Royal Satin Supreme. The Company intends to promote the product through TV and magazine ads regionally in the areas where Garry's Royal Satin has recognition. The Company intends to repackage Garry's Royal Satin in new plastic containers and labels.

     Garry's Royal Satin Marine Products:
     ------------------------------------

The Company intends to focus its sales and distribution efforts for its marine products in the NE and SE region of the United States in 1999. The Company intends to promote
Garry's Royal Satin Marine products through local and regional magazine advertisements, discounted sales promotions, and distribution of samples.

     It Silicone and T-Bolt Rust Penetrant:
     --------------------------------------

Garry's IT and T-Bolt have unknown brand name recognition at this time. The Company believes the product was distributed in the Northeast United States. The Company sells limited quantities (less than 1% of total revenues) of these products. No current marketing programs are in place.

     Formula 2000 Ultimate Product Line:
     -----------------------------------

The Company introduced Formula 2000 Ultimate to the market in 1998. Management believes that a TV ad campaign will be necessary to pull the product through the distribution system. In 1999, the Company introduced the product on the Internet and intends to test market several Internet banner concepts on automotive Internet sites.

The Company believes that engine treatment products are a competitive market place and will need to be unique in order to differentiate itself between other products. The Company believes that Formula 2000 can demonstrate increased mileage as proof of reduced friction. While the Company has no direct evidence to support an increase in mileage claim, the Company did have independent lab tests performed by FES, Inc. in Stillwater, Oklahoma. The Company had load resistance and wear analysis tests performed in August 1993 and follow-up tests in March 1997. Wear rate reduction from testing showed a 63% reduction in engine wear compared to base oil only. In an effort to be unique, the group is seeking to initiate the Formula 2000 mileage challenge. By providing incentives to the user to track his mileage through promotions and contests for completing mileage tracking forms, the Company intends to accumulate data, force the client to focus on the product's performance, and develop a unique following of resale clients.

     Easy Test Product Line:
     -----------------------
     Antifreeze & Battery Testers:
     -----------------------------

The Company plans to maintain an aggressive pricing format for this commodity item and to continue to offer discounts to old clients for returning. Management continues to pursue lower cost manufacturing opportunities in order to remain a low cost supplier of these testers. Management intends to become a volume importer of inexpensive testers and accessories. With Harvey Westbury's in-house packaging capabilities, the Company intends to pursue more private labeling arrangements. The Company intends grow its other Easy Test products through its current tester client base.

     Mobile Air Conditioning Accessories:
     ------------------------------------

The Company plans to introduce a line of AC accessories and chemicals with a new catalog. Management believes the increased line will increase the opportunity to increase revenue and enable the Company to import larger quantities.
The Company intends to be a low cost supplier of these accessory products.

     Crankcase Drain Plug Series:
     ----------------------------

The Company intends to market this product to its current tester client base. The Company intends to be a low cost supplier of these accessory products.

     Carbon Monoxide Testers:
     ------------------------

The Company intends to focus on maintaining its current client base and to identify new clients with similar profiles. Management believes it can market this product to the small aircraft aviation industry where Garry's Royal
Satin has a small client base.

     Fleet Drain Plug Series:
     ------------------------

The Company intends to reintroduce the product to the client base as well as identify similar profile prospects through mailing campaigns.

SOURCES AND SUPPLIERS

Neither the Company nor any of its subsidiaries currently have any contracts or arrangements with any subcontractors. The raw materials and suppliers for all of the Company's current products are easily accessible and several sources exist. Harvey Westbury's Easy Test Testers and Accessories are imported from suppliers in Taiwan and China. The 501 series testers are assembled in Harvey Westbury's Farmingdale, NY facility. Harvey Westbury's Easy Test Mobile Air Conditioning Accessories are imported from suppliers in China and Taiwan and some products are manufactured at the Harvey Westbury Farmingdale, NY facility. Harvey Westbury's Garry's Royal Satin and Formula 2000 products are manufactured in New York. Hardyston Distributors purchases automotive parts from several local distributors in Northern New Jersey.

COMPETITION AND RELATED MATTERS

Garry's Royal Satin Product Line for Automotive, Marine &
Aviation: The Wax and Polish market is mainly comprised of waxes, polishes, and Protectants. According to the Automotive Parts & Accessories Association's ("APAA") Automotive Weekly, the Automotive Wax Polish Industry produced retail revenues totaling 470 million dollars in 1995. This figure was confirmed by the Aftermarket Business Journal's ("AB") 23rd Annual Car Care study which, in addition, showed an estimated figure of 498 million dollars in retail sales for 1996. The forecasted growth for 1997 is four percent. Although seemingly stagnant, the Company believes that the reduced growth patterns since 1992 still provide a fair amount of room for new developers. The Company believes this industry market is clearly dominated in the southern and Midwest regions of the country.
The Company believes that the care products industry is comprised of multiple types of products and brand names.
Any area or component of one vehicle has a particular product made to clean and/or protect it. The products, mechanically, generally come in either aerosol cans or plastic spray bottles with a typical range to include lubricants, cleaners, sealants, adhesives, and protectants. According to the 23rd Annual report conducted by the Aftermarket Business Magazine ("AB"), the Glass Cleaner and all-purpose Cleaner markets each respectively estimated retail sales to be $63 and $92 million, with an expected growth rate of 3% to 11%.

In addition to the Automotive Industry, the Company believes that the Marine Waxes and Polishes industry provides significant opportunity.

The wax market primarily consists of what the company terms Do It Yourselfer ("DIYer") client base. The Company believes that the distribution chain from manufacturer to end-user (consumer) generally follows a traditional route. The Company believes that it's a three level process that starts with the manufacturer wholesaler who sells to the distributor who, in turn, sells product to the Jobber and/or retailer. The consumer can then purchase from the retailer to complete the chain. According to AB's 23rd Annual Car Care study, the leading retail distribution sources are the major Discount Chain stores such as Wal-Mart and Kmart, as well as the major Automotive Retail groups like Pep Boys and Western Auto. These two groups command a 45% and 41% market share, respectively. Other retail outlet sources include Department Stores (9%) such as Sears, and Non-Automotive chains (5%) such as grocery & convenience stores.

The Company believes that recent years have shown that major retailers command a larger influence in the industry by being their own distributors. The Company believes that this push has started to shift the distribution chain towards a two step process, which entails the wholesaler selling direct to the retailer. Under this method, the Company believes that since the retailer can now handle more volume than the distributor, in most cases, they are able to demand lower purchase levels. The Company believes that this puts tremendous strain on the distributors and can probably account for what the Company perceives to be a decrease in growth. Electronic Data Inquiry ("EDI") systems are also becoming more accepted by major retailers. These systems make it easier to order directly from the manufacturer.

Harvey Westbury Corp. falls into the first level of distribution. It is a manufacturer distributor of Garry's, which is its own line of car care products to include waxes, pastes, cleaners & Protestants.

There are three primary strategies from which the Company intends for this segment of its business to provide opportunity for growth. The first of which is better and more appealing packaging. Few product lines offer attractive, screw top containers. The second is the one-step application process. According to the AB's 23rd Annual study, one popular industry trend set by the baby boomer generation is the notion of a quick and easy product. Consumers are constantly looking for less time consuming methods of cleaning their vehicles. Finally, sales support can play a big factor. Market penetration exists for those manufacturers who supply assistance with sales support. Harvey Westbury has just introduced a new packaging scheme for its Royal Satin Wax Garry's line which involves a new twist off plastic container for convenience along with a new color and label design. Also, the cream paste and liquid products offered by the wax line allow what the Company believes to be easy-on application.

Finally, the 1998 marketing program provides for customer sales support. The Company believes that competition in this industry mainly exists between the long time, well-recognized brand name organizations such as First Brands, 3M and Turtle Wax and the recently popular younger groups like Star Brita and Mothers. It is important to recognize that each major competitor has nationally advertised promotions and also plays an active role in the Marine industry.

The following is an overview of the competition:

(1) FIRST BRANDS located in Danbury, Connecticut. This public company (NYSE:FBR) had reported sales for 1996 of over one billion dollars. One hundred thirteen million dollars of these sales represent car care products consisting of waxes and polishes (30-50% of the market). Their principle brand name is STP, which plays an active role in the automotive additive industry. The brand name for which they market their wax is known as Simoniz, which is classified as an inexpensive, quality product that is currently distributed through traditional routes and supported with strong representation in most chains and outlets. The product has been in existence since the mid 1900's and is traditionally packaged in a yellow metal container to include various sizes. The company believes the first brand's strength is its brand name recognition, and its weakness is their packing and delivering reliability.

(2)  TURTLE WAX, INC. located in Chicago, Illinois
This private company has several branches located all over the nation. Over the years this company has developed several car care trademarks and brand name subsidiaries such as Lubricating 2001, Finish 2001, Formula 2001, and CD-
2. Its most recognized national brand name Turtle Wax, alone, had an estimated 20 million in sales for 1996 (10-20% of the market) according to the American Business Directory. Their green and white packaging is unmistakable to the consumer. This low-end product is priced between
1.99 and 5.99, which gives it the benefit of being affordable. The Company believes that Turtle Wax's strength is its well-recognized brand name. Turtle Wax also maintains excellent product development and is characteristically one of the pioneers for setting the tones in the industry. A few years ago, Turtle Wax set a trend when they introduced the convenient hand applicator affixed to the top of their containers. This year at the 1997 APAA show in Las Vegas, the Company introduced a new polish, which involves a spray-on application that just wipes off with no buffing required. Again, this coincides with what the Company believes to be recent trends of easy-on mode. Turtle Wax, Inc. has strong distributor, and major retailer penetration with large marketing and advertising capital to help support their products.

Minnesota, Mining and Manufacturing (3M) B located in St.
Paul, Minnesota: This public company (NYSE: MMM) is a major leader in several industries to include Automotive and Marine. Their 1996 10K reported net sales of over $14 billion. 3M's strength appears to be its brand name recognition.

Other Competition:

Other major competitors in the wax and polish industry include BLUE CORAL, who was recently acquired by Quaker
State and StarBrite Distributors, Inc. located out of Florida. Another popular brand name called MOTHER'S located in Huntington Beach, California has recently made a push into the national market and has rapidly introduced a complete car care product line to compliment their wax items.

It Silicone and T-Bolt Rust Penetrant:

While dozens of competitors market a silicone spray, most notably Gunk and Prestone. Others market a multipurpose lubricator such as WD-40 and Liquid Wrench. The Company believes that the real issue to competitiveness is cost to make and brand name awareness. The Company believes that is has recently been able to solve the cost issues and believes it can compete in the marketplace. The market is projected at over $100 Million.

Formula 2000 Ultimate Product Line:

The Engine Treatment and Oil Additive market is part of what the company perceives to be the lucrative Automotive Aftermarket Parts & Accessories Industry and the Company categorizes within the chemical products group. According to The 23rd Annual Car Care study sponsored by the Aftermarket Business journal (AB), the Aftermarket chemical product group represented nearly $3 Billion in retail revenue in 1996. Additionally, the FAIR estimated the additive market to be approximately $650 Million in retail sales (in
1994).

Additionally, AB's 23rd Car Care study, establishes a market size of $272 Million in 1996 with 9% growth in 1997 or $296.5 Million in total retail sales of engine treatments. Approximately 72% of the engine treatment is sold through retail chains and automotive stores.
The Company has been unable to find much statistical data on the international market for engine treatments. Today the company believes, Europe, Canada, the Pacific Rim and Central America represent the best market opportunities. Some of the major brands maintain distributors and representation in these regions. However, the Company believes that this market is currently not well established.

The Company believes that a significant market exists for engine treatment outside the United States of equal size or larger if it is approached with the correct marketing emphasis.

Currently, the distribution of engine treatment follows the traditional paths within the Aftermarket industry to include traditional wholesale distribution to automotive retail chains (classical 3 tier), major retail chains (two tier) and direct telemarketing and infomercial settings.
Within the retail chain market, engine treatment is distributed as follows:

49%- through Automotive Chains
46%-through Discount Chains
4%-through Non Automotive Chains
1%-through Department Store Chains

The average retail gross margins maintain 31% and turn their inventory 4.3 turns per year according to AB 23rd Car Care Study. The Company believes that the engine treatment market has developed into three distinct marketing categories of high-end brand names, mid-range non-brand names and private label, and low end products.
The high-end brand names, where Formula 2000 Ultimate intends to be associated, are products such as Slick 50, Duralube, MotorUp, and Prolong, which dominate the retail shelves. These products usually range in price from $16.99 to $29.99 in automotive retail stores and $11.99 to $19.99 in discount stores.

The mid-range products consist of non-brand name products and private label such as TM8, Tech2000 (Wal-Mart), Lubricator2001 (Turtlewax) ranging in price from $8.99 to $16.99 in retail stores and $6.99 to $12.99 in discount stores. Typically, these products include PTFE and low end oil additives packages. The low-end products consist of additional private label brands and STP's brand of oil additives. Typically, these products consist only of low-end packages which include cleaners and low grade oil alternatives. These products are retailed for as low as $1.25 in discount stores and up to $6.99 in retail stores
Within  the  engine  treatment   market, the Company
believes  that several opportunities exist.

The Company believes that most trade journals are communicating the same idea. Namely that to successfully move engine treatment products, the consumer must be educated with quality point of sale material and well informed salespeople at the retail level. The Company believes that this can be achieved by quality fieldwork from manufacturer reps and quality field training for distributors.

The Company believes that the main competition within the marketplace comes from well-known names from the automotive industry to include First Brands and Blue Coral, a wholly owned subsidiary of Quaker State.

First Brands: This company has what the Company believes is the most recognized name in oil additives and engine treatments with their brand name, STP. While First Brands is a multi-billion dollar company, the Company estimates First Brands to have generated approximately $70 Million to $100 Million in oil additives (17% to 25% market share) during 1997. STP's product line is positioned as a low-end product line with multiple product additives. The products are typically a quality motor oil mixed with old, well known, low-end additive packages. The company competes relatively on low gross margins with high volume concepts. STP offers a full line of additive products.

The Company believes First Brands relies heavily on the
long-standing recognition of STP within the additive market
as they have done for many years after creating the oil
additive  business in the 1940s.  STP continues to stay the
course and dominate the inexpensive oil additive arena.
Quaker State: Is a multibillion-dollar public company that
is well recognized for its line of motor oil products,
however the company is well diversified and owns the well
recognized  car care  products  company,  Blue Coral.  Blue
Coral acquired the Slick50 in 1994 for approximately  $60
Million and the assumption of approximately $13 Million in debt.

The Company believes Slick50's line of engine treatments and additives is the most recognized brand name within United States for high-end products. The Company estimates that Slick50 contributes approximate $50 to $70 Million in annual revenue to the Blue Coral group of Quaker State. Slick50's initial engine treatment product was primarily a quality motor oil and PTFE, sometimes better recognized as DuPont's Teflon. In recent years, Slick50 has adjusted its formula to include some of today's more popular additive packages. Additionally, Blue Coral has introduced a full line of additives and gas treatments as well as semi-synthetic and full synthetic engine treatments. The synthetic versions are expected to be PAO technology.

Clearly, the strengths of this product are its brand name recognition and strong complete line of products.
Blue Coral's marketing approaches include the recent 2 for 1-engine treatment and gas treatment packages and the $19.99 oil change (handy carrying case and four quarts of oil). The Company believes Blue Coral's weakness to be mediocre technology. However, Blue Coral seems to be very profitable as the products are very inexpensive to make and receive the highest retail prices. The product is rarely found for less than $17.99 and more often is fixed at $19.99. The original Slick50 has recently dropped in retail price to as low as $16.99, while the newer synthetic formulas rarely show discounts.

Prolong: This company is private and estimated at approximately $20 to $30 Million in annual sales. The company is located in California and the Company believes it is recognized as one of the top four or five recognized high-end brand names. The company believes Prolong has its strongest following in the West region of the United States and can be found in many of the prominent retailers.
Prolong has been registered with the American Business Information's database for 7 years and is noted for an usually psychedelic bottle. The company has not changed its format from a single showcase product, although the company has a full line of additive products. Prolong is arguably the company which started the infomercial blitzes in the 1990's in which all of the market leaders followed suit.

The Company believes that Prolong maintains relatively strong brand name recognition; however, the Company believes that the technology behind the product is not strong and that it is only a supped-up additive package. The product typically retails for $12.99 to $19.99 and usually shares shelf space with Slick50. Prolong and DuraLube are typically not offered together; but either Prolong or DuraLube are sold with Slick50.

DuraLube: This company is private and is estimated at approximately $10 to $20 Million in annual sales. DuraLube is located in Eden, New York and is recognized as one of the top four or five high-end brand names in the marketplace. The Company believes that DuraLube is most noted for introduction of the chlorine-based treatments which have recently fallen out of favor with lubrication and tribology experts. DuraLube contends its product is no longer chlorine-based. The Company believes DuraLube has strong brand name awareness, however the Company believes that the technology of the product is questionable.
DuraLube offers a full line of additives and treatments, however the Company has not introduced any synthetic formulas to date. DuraLube pursued a heavy infomercial marketing basis in the early 1990s as did many companies.

Lately, the Company believes DuraLube has changed its strategy to offer their engine treatment within different packages and looks; for example, DuraLube has offered the $19.99 oil change (oil free with a triangular drain pan) and is currently offering a 2 for 1 treatment program for $19.99 (complete with engine and gas treatment). The product also shares retail shelf space next to the brand name leader, Slick50 in most major retailers where it is typically retailed between $12.99 to $18.99 as a sole product (usually $2 to $4 less than Slick50).

MotorUp: MotorUp is private and the Company estimates it to have approximately $5 to $10 Million in annual sales.
While representing a small share of the market (1% to 3%), this company has achieved what the company believes is a strong brand name awareness in only two years.
MotorUp is located in Philadelphia and entered the marketplace approximately three years ago. The Company believes that MotorUp has made a strong impact from a marketing standpoint. The President of the company has what the Company believes is a strong marketing background and took the 1996 Automotive Show by storm with a multimillion infomercial marketing blitz prior to the show and focused heavily on the Southeast region of the United States in 1996. By 1997, this company showed staying power through its infomercials. Additionally, this company popularized the 15 oz. bottle, satisfaction guaranteed and A No Oil Change product.

MotorUp introduced a full line of additives at the 1997 automotive trade show, however, the product line did not include a semi-synthetic or synthetic product. MotorUp maintains a high-end brand name product. The Company believes MotorUp's strength is its marketing appeal, however, the technology is simple quality oil mixed with a strong additive package. Currently, MotorUp is moving away from infomercials and establishing distributors and retailers. The product is starting to show up on some of the retail shelves, however the Company believes it has not unseated the shelf space of Slick 50, DuraLube and Prolong. The product can be found in some of the less prominent retailers on special isle shelving and is retailed between $19.99 to $29.99 with a lubrication manual and is recently marketing a gas treatment 2 for 1 package.

Other Competition:

The Company believes that the remaining 39% to 63% of the engine treatment market is comprised of many mid-tier companies that offer engine treatments as part of their additive product lines or private label vendors. The Company believes that most of these companies average $5 to $25 Million in total annual sales. Several mid-tier products tend to have some brand name recognition and include Lubricator 2001 (Turtlewax product), TM8, Tech2000 (Wal-Mart Private Label), R-2000 (Bilstein), Marvel Mystery Oil, and Tufoil.

The Company believes another indirect competitor to the engine treatment market is the recently growing synthetic motor oils. Mobile introduced the Mobile One technology, (initially PAO technology) and has recently introduced TMP technology. This technology is still developing and Mobile is clearly leading the way as is the recognized technology leader within the lubrication industry. Today, Mobile synthetic motor oil technology nearly parallels Formula 2000's synthetic technology. In recent years, most lubricating oil packages have introduced some form of synthetic technology, primarily PAO based. Synthetic motor oils are more costly and compare in price to Formula 2000, however, they are retailed for $4 to $6 per quart. While the technology basis is similar, the market for synthetic oils is completely separate in today's marketplace.

EasyTest Product Line:

Antifreeze & Battery Testers:

However, only a fraction of this figure represents the tester market, which is an estimated two million dollars. The Company views Tester products as a penny items, which, over the past several years have been clearly dominated by the overseas regions; particularly Taiwan and China. Since inexpensive labor and raw materials can offer lower pricing, many distributors simply import these small items with minimal concerns.

The Company believes that the tester market primarily consists of a DIY (do it yourselfer) client base. The Company believes that the distribution chain from manufacturer to end-user (consumer) generally follows a traditional route. It's a three level process that starts with the manufacturer wholesaler who sells to the distributor who, in turn, sells product to the Jobber and or retailer. The consumer can then purchase from the retailer to complete the chain. The typical third level outlets are made up of automotive retailers, service stations, convenience stores, grocery stores, etc.

The Company  believes  that  Harvey  Westbury  Corp.  is
one of the leading manufacturers in the United States of these tester items. Since the Easy-Test line offers
several  other  products,   the Company also acts as its own
distributor.

The following is an overview of the competition:

JONI ENTERPRISES, LTD.- located in Taiwan, Republic of
China.

This company has been competing with Harvey Westbury for over twenty years and currently leads the market as the primary manufacturer. As much as 50% of the market is imported from JONI. The Company believes that most of their revenue is based on these specific items, however, Joni also carries a small automotive windshield accessory line, which accounts for some income. Joni's strength is their niche of large clients that they have created over the years. Their weakness is their obvious location. Any domestic company willing to manufacture these items could cause a serious threat to the overseas distribution line.

THEXTON MFG., CO. - located in Minneapolis, Minnesota.
This estimated ten million-dollar company only makes the larger, professional type testers, which, furthermore, represents less than twenty percent of their entire revenue. The Company primarily specializes in automobile repairs and service equipment. The strength of this company is that they manufacture in the United States and they also have a niche. Their weakness is that they only specialize in the high-end testers, which limit them to the Jobber market and not the Retail arena.

WILMAR CORPORATION - located in Seattle, Washington.

This estimated five million-dollar company that has spent the last nine years specializing in the manufacturing of plastic products. They are currently importing several items to increase their catalog selection and act as a distributor to several major retail chains. They now have a large assortment of items to offer which gives them strong leverage with the major retailers since these buyers primarily look for well-developed product lines that are easily identifiable to consumers.

CUSTOM ACCESSORIES, INC. - located in Niles, Illinois.

This private company has specialized for seven years as an automotive parts and supplies manufacturer and is classified under the American Business Directory as a $20 to $50 million company. The Company believes for the past two years Custom has imported several items in bulk form and simply packaged them domestically with their brand name Custom. Their strength is their established client base and wide range of accessory items.

Other major competitors in this market are VICTOR
AUTOMOTIVE,  INC., PRESTONE, CHASLYN CO., and ALLISON CORP.
The Company believes that all of these companies have a large distribution base with large product selections.
Again, they all import overseas from Taiwan and China and package domestically.

Mobile Air Conditioning Accessories:

This vast market can be further broken down, however, into several specialized categories such as compressors, hoses, valves, refrigerants, refrigerant recovery, retrofit servicing, and accessories. The majority of manufacturers reside in the southern, hot regions of the country such as Texas and Florida.

The automotive air-condition accessories market primarily consists of Jobbers and Do It Yourselfers (DIY). The company believes that the jobbers' clientele out numbers the DIY by two to one. This is primarily due to the recent EPA regulations which limit the sale of certain items to certified automotive air-conditioning technicians only. The Company believes that the distribution chain from manufacturer to end-user (consumer) generally follows a traditional route. It's a three level process that starts with the manufacturer wholesaler who sells to the distributor who, in turn, sells product to the Jobber and/or retailer. The consumer can then purchase from the retailer to complete the chain. The typical third level outlets are made up of automotive stores like CarQuest and NAPPA, and discount retailers such as Pep Boys and Western Auto.

Due to the belief that chlorofluorocarbons (CFCs) deplete the ozone layer, 150 countries signed a treaty called the Montreal Protocol which was created to protect the earth's ozone. The United States Clean Air Act, phased out the production of the automotive air-conditioning refrigerant known as Freon (R-12 or CFC-12) by December 31, 1995.

Currently, Freon can only be purchased by certified technicians and will be officially illegal to distribute by 2003. The most feasible substitute for Freon, at the time was considered to be R-134a, which possessed similar R-12 characteristics and called for minimal system adjustments. The automotive manufacturers then began to convert their systems to adhere to the new refrigerant specifications. A recent Motor Trend article indicated that there are over 140 million cars requiring retrofits. As the R-12 distribution deadline approaches, more and more consumers are looking towards the retrofit. The Company believes this creates tremendous opportunity for those who offer these accessories. Harvey Westbury's AC line is primarily focused on supplying these items. The Company believes that most of the public is unclear about the steps involved in this conversion process and will therefore look to reputable companies for solutions. Harvey Westbury has been in the air-conditioning business for over thirty years, which the Company believes gives it a competitive edge towards reputation.

The following is an overview of the competition:

AEROQUIP CORP. - located in Maumee, Ohio.

This private company has been registered with the American
Business Directory (ABI) for over ten years and is an estimated one billion-dollar company with branches all across the mid-west and southern regions of the United
States; its headquarters is in Ohio. The company specializes in a variety of markets including Hose,

Fittings, and Coupling manufacturing; Heating and Cooling parts & Accessories manufacturing; Automotive and Aviation parts manufacturing; Plastic Products and Plastic Extruders manufacturing; and Mold Making. It is also important to note that the products sold from this company mainly support the Jobber clientele.

WATSCO COMPONENTS, INC. - located in Hialeah, Florida.

This public company (NYSE: WSO) whose 1996 10K indicated net sales to be $330 million. Retrofit refrigerant access valves, vacuum pumps, refrigerant recovery machines & filters manufacturing briefly describes their Air-conditioning involvement to the industry. This company is also a Jobber based wholesaler.

INTERDYNAMICS, INC. - located in Brooklyn, New York.

This private company has been registered with ABI for over ten years and is categorized as a $100 million organization. They specialize in automobile parts, equipment, and supplies manufacturing. Their share of the AC accessories market includes AC testing and charging accessories, refrigerants, and electronic climate control systems. The Company believes that Interdynamics is one of the largest retail based manufacturer distributor in the industry (15% to 25% of the market). Their items can conveniently be found in the major discount chains such as Pep Boys, Western Auto, and R&S Strauss.

Other Competition:

Another significant competitor in the accessories industry would be SCHRADER-BRIDGEPORT located in Altavista, Virginia. They contribute to a large portion of the retrofit adapter fittings found in the market today, which all contain their patented Schrader-Valve as the main internal working component. Also, CASTROL INDUSTRIAL North America, INC. located in Downers Grove, Illinois manufactures a large share of the Retrofit Kits found in the market to include their own brand name CASTROL, as well as other significant private label contracts such as EVERCO.
Crankcase Drain Plug Series (CDPs & EDPs):
The market appears to be a niche. There is only one other vendor currently known to manufacture this product which has exclusive arrangements with Difco, Inc. and Cargo, Inc.

Fleet Drain Plug Series (RDPs):

The markets for this product are companies with maintenance sections who perform regular maintenance requirements on fleet operations. Also, major trucking outlets and repair centers are strong customers. The Recreational Vehicle market tends to move these items as well. There is only one other known distributor, IAS, in the United States. The company primarily focuses on the RV market.

Carbon Monoxide Testers:

Market & Competition:

The Carbon Monoxide ("CO") market is a fairly young industry, with the first CO gas detectors being introduced in 1993. Carbon Monoxide is a colorless, odorless, poisonous gas byproduct of burning oils and other fuels. It can be quickly absorbed by the body and cause such symptoms as headache, dizziness, irritability, and nausea. Higher concentrations of the gas are lethal. The distribution chain from manufacturer to end-user (consumer) generally follows a traditional route. It's a three level process that starts with the manufacturer wholesaler who sells to the distributor who, in turn, sells the product to the Jobber and/or retailer. The consumer can then purchase from the retailer to complete the chain. The common retail sources for these particular items are the major Discount Chains such as Kmart and Home Depot. Harvey Westbury maintains a manufacturer status with its CO detector products.

Also, these detectors have been traditionally targeted for household use. Harvey Westbury currently directs its marketing efforts towards the aviation and automotive safety arena. Several state and local municipalities mandate these detectors for their department vehicles, as well as regulated flight school facilities. With the large number of cars, trucks, and buses in operation today, the company believes positive growth potential for these items. The third aspect of growth is in technology. There is plenty of room for improvement at each device tier. The Company believes that Harvey Westbury is one of the few organizations that distribute the chemically treated indicator disk, which currently acts as the main component in battery-powered models. Harvey Westbury's packaging facility offers it the ability to private label their card indicators if the demand for these items increases.

The competition within this industry mainly exists between the companies that specialize in these gas detector items such as smoke detectors.

FIRST ALERT, INC. - located in Aurora, Illinois.

This is a public company whose 1996 10K showed a reported sales of over $205 million. The Company believes First Alert was the pioneering organization that introduced the CO detector. When First Alert CO detector sales rose from $9 million to $92 million in one year, it soon became apparent that a market existed for this type of product. This company's primary source of revenue is from smoke detectors. The Company believes First Alert is the leader in this new industry. First Alert, Inc. products are retailed under the brand name First Alert that offers a complete line of gas detectors.

QUANTUM GROUP, INC. - located in San Diego, California.

This private company has registered with American Business
Directory for over ten years and is categorically listed as a 10 to 20 million-dollar company. Quantum specialize in safety equipment and measuring device manufacturing. The
Company believes Quantum Group, Inc.'s R&D Department holds the lead in the chemically treated indicator disk, which is the primary component to all the battery-powered and card detector CO products. The 1996 10K for First
Alert references Quantum Group as their sole supplier for this component. The company's full line of products is marketed under two brand names, COSTARJ, and Quantum.

Other Competition:

Several other brand name companies exist in the market, of which all fall between the sales categories of $2.5 Million to 10 Million. Such competitive brand names are Nighthawk, Lifesaver, S-Tech, American Sensors, Air-Zone, Emerson, Macurco, and Safety1st.

POINTS OF OPERATION

Auxer, CT Industries, Harvey Westbury and Hardyston all maintain their headquarters and administrative operations in Wayne, New Jersey. Additionally, Harvey Westbury's maintains its main sales office in Wayne, New Jersey.
Harvey Westbury leases a light manufacturing and warehousing facility in Farmingdale, New York were the Easy Test product components primarily manufactured by various vendors throughout the United States and Internationally and assembled/packaged at the Farmingdale location. Garry's waxes, polishes, and chemicals, as well as Formula 2000 Engine Treatment are manufactured and private labeled by several vendors throughout the United States and warehoused at the Farmingdale location. Hardyston Distributor's has an additional location in Franklin, New Jersey. Hardyston distributes automotive parts and accessories to the surrounding area automotive stores and service stations. Hardyston warehouses parts inventory and a small distribution staff at the Franklin location. The Company currently employs 5 employees at Hardyston and 5 employees at Harvey Westbury.

GOVERNMENT REGULATION

While numerous government regulations are developed directed at the automotive and marine industries on an on-going basis; the company does not believe that there are any significant government regulations pending that would impact the current product categories that the Company is currently marketing and selling.

INTELLECTUAL PROPERTY

The Company does not own any material property in the form of patents.

The Company's subsidiary, Harvey Westbury, sells automotive accessories under the name Easy Test, which is a registered trademark, number 942648 which was registered on September 12, 1972 and renewed in 1993. Additionally, Harvey Westbury sells waxes and polishes under the name Garry's Royal Satin, which is not a registered trademark. Harvey Westbury previously was a distributor for Garry's Laboratories based in Buffalo, New York. Garry's Laboratories registered and owned the trademark. However, Garry's Laboratories ceased doing business and the trademark registration expired. Harvey Westbury has continued to distribute the product under the trade name "Garry's Royal Satin."

In October 1995, Universal Filtration entered into an agreement with William Hayday for the purchase of the worldwide non-transferable rights to market the Fiona Button Trap Filter and the rights to make any future modification to the design. The term of the agreement was October 1, 1995 until September 30, 1999. The agreement has expired. On May 23, 1996, CT Industries entered into a supply agreement with MotionLube, licensee of patented technology relating to vehicular and machinery lubricants covered by Patent No. 5,385,683 whereas MotionLube will manufacture or cause to be manufactured the product covered above which will be sold under the name Formula 2000. The term of the agreement was for one year from the date of the agreement, which will automatically renew annually provided no violations by either party. The agreement was not renewed after the first year. Auxer now sells a new engine treatment under Harvey Westbury.

Item 2.  Management's Discussion and Analysis or Plan of
         Operation
---------------------------------------------------------

Plan of Operation

The Company is an investment holding company that is
comprised of three subsidiaries: the  Harvey-Westbury
Corporation, Hardyston Distributors, Inc., CT Industries,
and Universal Filtration  Industries. The Company is a
manufacturer,   wholesaler, and distributor with a line of
automotive, marine, and aviation aftermarket and hardware products. In July 1999, the company's Board of Directors approved the formation of a new entity with a focus on Internet related acquisitions and development.
The Company's plan of operation for the next twelve months is to continue to develop sales of Harvey Westbury and Hardyston Distributors. The Company plans for Harvey
Westbury to generate enough sales in fiscal year 2000 to begin supporting itself. The company plans for Hardyston
Distributors to add an additional location, satellite warehouse in the 1st quarter, 1999. The company also plans to invest in an Internet technology business or business that plans to enter into Internet-related activity within the next twelve months.

Over the next twelve months, the Company's plans will require funding to increase Harvey Westbury's and Hardyston's inventory and vehicles, support Harvey
Westbury's marketing and advertising program for Garry's
Royal Satin waxes and polishes, and support research and development cost. The company can satisfy it cash requirements for three to six months without additional financing.

The Company has an on-going research and development program with a focus on adding additional products to the Easy Test and Garry's Royal Satin product lines within Harvey Westbury. These programs are planned to continue over the next twelve months. The company does not plan to purchase or sell any significant assets during the term, however the company may lease additional facility requirements as needed for Hardyston Distributor's satellite location and additional office space which may be required for the Company's Internet-related entity and activities.

The Company plans to add additional employees over the next twelve months in Harvey Westbury's production and sales personnel if the company's sales continue to increase.
Additionally, the company plans to add drivers and sales personnel in Hardyston Distributors if the company's sales continue to grow. If the company's Internet entity and/or business develop over the next twelve months, the company plans to add personnel to the Internet Entity. The company may also add administrative and executive personnel under The Auxer Group.

The Company will require additional financing to capitalize the plans outlined above. The Company plans to raise additional capital of $1,000,000 through a private placement and/or registered offering in the 4th quarter of 1999 or 1st quarter of 2000. The proceeds of this planned offering will be used to fund the above expansion plans and operating expenses. The company expects additional funding may be required in the next twelve months to satisfy increased inventory requirements if Harvey Westbury and Hardyston sales increase. The Company currently has an offering for 7,000,000 shares in effect to raise an aggregate of $350,000 pursuant to the exemption under Rule 504 of Regulation D.
As of September 30, 1999, the Company had sold 5,200,000 shares. The Company expects to sell the remaining 1,800,000 shares in the 4th Quarter of 1999 to satisfy the short term capital requirements for the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Years December 31, 1997 and 1998 and for the Nine Months Ended September 30, 1999.

The financial statements for the years ended December 31, 1997 and 1998 have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

From April 18, 1995 to December 31, 1997, the Company was in a development stage since it has generated moderate recovery from the sales of its various product lines. The company primarily a development stage company due to the fact that the company's focus was developing engine treatment technology and redeveloping and establishing new raw material vendors for most of the products under the Garry's Royal Satin and Easy Test lines under Harvey Westbury. While revenues were generated, generating sales was not the primary focus of the company during this period, but rather product development.

The Company's revenue source is primarily related to sales generated in the automotive (approximately 85% of total revenues) and marine (approximately 15% of total revenues) industries. The company expects the revenue mix and profitability to remain consistent in 1999. In 2000, the company anticipates the automotive revenues will represent approximately 90% of total revenues and the remaining 10% in the marine industry. Additionally, the company is attempting to acquire Internet technology and property rights, which could influence the revenue mix in 2000. Results of operations for periods ended December 31, 1997 and 1998

The Company incurred net losses of $2,244,500 for period from April 18, 1995 to December 31, 1998. These factors indicate that the Company's continuation, as a going concern is dependent upon its ability to obtain adequate financing. The company had sales of $508,077 in 1997 and sales of $287,456 in 1998. The company had losses of ($767,692) in 1997 and ($839,735) in 1998. Sales decreased in 1998 due to the drop in sales of Harvey Westbury. Harvey Westbury has been the primary operating subsidiary representing ninety percent (90%) of the company's sales in 1997 and ninety-eight percent (98%) of the company's sales in 1998. Harvey Westbury's Garry's Royal Satin and Easy Test products were being developed and reintroduced to their respective markets in 1997 and 1998. The company had total expenses of $930,445 in 1997 and $889,239 in 1998 which were also the total operating expenses. In the 1997, the company's net operating cash flow was ($722,987), net investing cash flow was ($615,789), and net financing cash flow was $1,327,424. In the 1998, the company's net operating cash flow was ($608,444), net investing cash flow was ($137,735), and net financing cash flow was $718,265.

Nine months ended September 30, 1998 and 1999

The financial statements for the nine months ended September 30, 1998 and 1999 have been prepared as interim statements. The Company incurred net losses of ($658,877) for the nine months ending September 30, 1998 and net losses of ($752,250) including a gain on the forgiveness of debt of $99,780 and a loss on the note receivable for $353,000 for the nine months ending September 30, 1999. The company had sales of $239,063 for the nine months ended September 30, 1998 and sales of $651,478, and an income gain of $99,780 for an extraordinary item (gain on forgiveness of debt) and a loss for an extraordinary item (loss on note receivable) for the nine months ended September 30, 1999. Sales increased for the nine months ended September 30, 1999 compared to the nine months ended September 30, 1998 due to two factors: first, Harvey Westbury's sales increase and second, Hardyston Distributors began operations on April 22, 1999. The company had total expenses of $715,117 for the nine months ended September 30, 1998 and $723,432 for the nine months ended September 30, 1999 which were also the total operating expenses. In the nine months ended September 30, 1998, the company's net operating cash flow was ($477,905), net investing cash flow was ($158,735), and net financing cash flow was $606,015. In the nine months ended September 30, 1999, the company's net operating cash flow was ($661,289), net investing cash flow was ($27,262), and net financing cash flow was $688,551.

     Trends, Events, or Uncertainties with Material Impacts During 1997, the Company formed Auxer UK Ltd., a wholly owned foreign corporation based in the United Kingdom. This company invests in software technologies in the United Kingdom. This company is treated as an investment as of December 31, 1997 and was subsequently sold on June 20, 1998. The Company has a note receivable of $353,000 from the sale at an interest rate of 8%. The note was to be repaid upon the software investment achieving a cash flow positive status. As of September 30, 1999, the Company determined the collectability of the note is doubtful and has written it off.

The decrease in Harvey Westbury's sales in 1998 is partly attributable to financing difficulty experienced in 1998.
The Company was relying on funding planned for the 1st quarter of 1998 which failed to materialize. The planned funding to increase marketing and sales efforts as well as complete development projects for Garry's Royal Satin and Easy Test was redirected to continue operations of the software investment while arranging to divest of the investment. As a result, the Company believes Harvey
Westbury sales were impacted.

The Company's subsidiary, Harvey Westbury has attempted to sell automotive wax under the name, King's Ransom. Sales as a result of this product are nominal and the company has decided to sell the remaining inventory, less than $10,000 and discontinue selling the product. Harvey Westbury has developed a substitute product to replace King's Ransom which is planned to be sold under the name of Garry's Royal Satin Supreme.

The automotive industry consolidation over the past several years has created a more competitive marketplace for automotive parts and accessories. The direct impact of this event has led to the success of major automotive retail chains. The impact to the company appears to have only changed name of the clients. The volumes of product purchased appears to have remained constant.

The Company's subsidiary, Harvey Westbury entered a licensing agreement with Warren Distribution to use the trademark Polar on its Easy Test products to be distributed throughout Warren Distribution's network of warehouse distributors and retail outlets in August 1998. Revenues generated from sales to Warren were less than two percent
(2%) of the company's total revenue in 1998. The company plans for the revenue generated from the sales to Warren to increase as Warren has added the 701 series and 901 series of anti-freeze and battery testers to the Polar line in 1999. The Company believes this relationship will continue over the next twelve months and the added products may generate additional revenue. If the current licensing relationship is discontinued in the next twelve months, the company does not believe this event would have a material impact on the company.

The Company's subsidiary, Harvey Westbury entered a licensing agreement with Carquest to use the trademark Carquest on its Easy Test products to be distributed throughout Carquest's network of warehouse distributors and retail outlets in October 1998. Revenue generated from sales to Carquest network represented less than five percent (5%) of the company's total revenue in 1998. The Company plans for the revenue generated from sales to Carquest's network to increase as the Harvey Westbury's products are being represented in Carquest's catalog in 1999. The company believes the relationship with Carquest will continue over the next twelve months and the increased exposure in the Carquest catalog may generate additional sales. If the current licensing relationship is discontinued in the next twelve months, the company does not believe this event would have a material impact on the company.

In January 1999, the Company entered into an investor relations agreement with PMR & Associates. Under the terms of the agreement, PMR & Associates was to be paid a fee of $3,500 for these services. The agreement was renewed in April 1999 with fees to be paid of $6,000 for these services for three months which expired in June 1999. In July 1999, the Company entered into a management consulting agreement with PMR & Associates for services related in assisting in the development of the web site and Internet related development as well as acquisition development. PMR & Associates was granted options to purchase shares above market value at the time of the agreement. The shares were not exercised and have expired.

On April 22, 1999, the Company issued 836,700 shares of common stock at $.1075 per share plus $15,000 for the purchase of assets of Ernest DeSaye, Jr. The company employed Mr. DeSaye and formed a newly incorporated subsidiary, Hardyston Distributors, Inc. The company has started a new company and plans for the subsidiary's revenue to increase. The company believes Hardyston Distributors will need additional inventory, personnel and vehicles to increase its sales.

The Company invested $10,000 towards advertising in the Puerto Rico markets in May 1999. The advertising effort was developed with the Veritas Group and was focused on assisting current distributors in Puerto Rico sell Garry's Royal Satin waxes and polish. The company believes advertising and marketing support is necessary to continue to sell Garry's Royal Satin waxes and polishes. The Company plans to continue to advertise and market its products in Puerto Rico over the next twelve months and the budget for advertising is undetermined and is relative to the ability to raise funds discussed in the Plan of Operations subsection. The Company has not been able to completely evaluate the results of the advertising in 1999, but believes continued advertising in Puerto Rico over the next twelve months is necessary in order to increase revenues from sales in Puerto Rico.

The Company introduced web sites for Harvey Westbury and Formula 2000 in April 1999, which enables visitors to the site to purchase the Company's products. The Company has not advertised the website in 1999 and revenue generated from the sales from the website represent less than one percent (1%) of the Company for the six months period ended June 30, 1999. The Company plans to advertise and market its web sites in the next twelve months and is relative to the ability to raise funds discussed in the Plan of Operations subsection. The Company believes advertising over the next twelve months is necessary in order to increase revenues from sales from the web sites.

In July 1999, the Company approved the formation of a new entity with a focus on Internet related acquisition and development. In August 1999, the Company signed a letter of intent to purchase the name, assets, and intellectual property for Internet related business. The Company plans to invest funds toward the development of web sites and/or Internet related businesses over the next twelve months.
The Company plans to advertise these potential web sites and businesses over the next twelve months. The company believes advertising over the next twelve months is necessary in order to develop revenues from the sales from these potential businesses.

Internal and External Sources of Liquidity

For year ending December 31, 1997, the Company paid for operations by raising $1,327,424 through common stock issuance and debt borrowings after payments to short term debts. The company borrowed $140,000 from FT Trading in convertible notes at 8% dated September 5, 1997 payable on demand plus interest payable semi-annually on January 1, and June 1 with shares of the Company's common stock. The Company borrowed $100,000 from the Augustine Fund in convertible notes at 8% dated November 21, 1997 payable on demand plus interest payable semi-annually on March 1, and August 1 with shares of the Company's common stock. The Company had notes payable of $230,000 on December 31, 1997.

The Company borrowed and made payments of $54,552 under a security agreement with United Credit Corporation to borrow money secured by the receivable evidenced by invoices of Harvey Westbury Corp. The Company has provided guarantees of the repayment of loans. United agreed to lend an amount equal to 75% of the net value of all Harvey Westbury accounts. The Company raised capital of $999,072 through the sale and issuance of common stock to provide for services rendered, consulting requirements and operating and investment activities.

For year ending December 31, 1998, the Company paid for operations by raising $718,265 through common stock issuance and debt borrowings after payments to short term debts. The Company borrowed $60,000 from the Augustine fund in convertible notes at 8% dated November 21, 1998 payable on demand plus interest payable semi-annually on March 1, and August 1 with shares of the Company's common stock. The Company had notes payable of $190,000 on December 31, 1998. The Company borrowed and made payments of $28,759 under a security agreement with United Credit Corporation to borrow money secured by the receivable evidenced by invoices of Harvey Westbury Corp. The Company has provided guarantees of the repayment of loans. United agreed to lend an amount equal to 75% of the net value of all Harvey Westbury accounts. The Company raised capital of $823,825 through the sale and issuance of common stock to provide for services rendered, consulting requirements and operating and investment activities.

For the nine months ended September 30, 1999, paid for operations by raising $688,551 through common stock issuance and debt borrowing after payment to short term debts. On February 2, 1999 and February 16, 1999, the Company issued common stock of $39,020 to MYD Distributors for a legal settlement. The Company had notes payable of $84,166 on September 30, 1999. The Company borrowed and made payments of $32,195 under a security agreement with Finova Growth Finance (Finova Growth Finance acquired United Credit's accounts) to borrow money secured by the receivable evidenced by invoices of Harvey Westbury Corp. The Company has provided guarantees of the repayment of loans. Finova agreed to lend an amount equal to 75% of the net value of all Harvey Westbury accounts. On January 2, 1999, the Company issued preferred stock of $27,500 to pay expenses.

The Company raised capital of $759,185 through the sale and issuance of common stock to provide for services rendered, consulting requirements and operating and investment activities.

Year 2000 Compliance

The Company's state of readiness is in the process of completion. The Company's Information Technology (IT) system's are based on a multi-unit network of personal computers. The IT systems are using Microsoft Windows 95 and Windows 98 operating systems under a peer-to-peer network. The IT systems have been upgraded with Microsoft's Year 2000 Resource CD. The Company receives the latest version from Microsoft as it becomes available. All supporting business software has been upgraded for Year 2000 compliant issues to the extent that the third party software is known. The Company has performed simulated tests and have not experienced any material impacts. The Company will continue to maintain the IT systems with the most up to date versions of Year 2000 compliant software. The Company's web sites and credit card processing requirements are maintained on server systems of third parties and have all been tested for Year 2000 compliance. The Company does not consider Y2K issues to be of high risk or expensive to fix. The Company believes only minor fixes may be required. As a contingency plan, the Company has implemented an aggressive backup program where all data will be maintained on backup storage independent of the Company's IT systems. In the case of IT system failure (worst case), the Company estimates $5000 in IT system upgrades or replacements with new IT systems may be required. The Company has budgeted these funds for this situation and intends to reserve these funds in December 1999.

Item 3.  Description of Property
--------------------------------

The Company leases all properties it currently conducts business on. The Auxer Group, Inc and its subsidiaries maintain headquarters and administrative offices at 30 Galesi Drive, Wayne, New Jersey, 07470. Additionally, Harvey Westbury houses it's main sales offices at the same location. The property is an office complex area off of a major local highway (State Highway 46). The lease was entered into on November 1, 1996. An $1,800 security deposit was paid and rental payments to be paid are as follows: for December 1, 1997 to November 30, 1998, annual rent of $21,948 (monthly payments of $1,829); for December 1, 1998 to November 30, 1999, annual rent of $23,777 (monthly payments of $1,981). In consideration for the Company taking the space in an "as is" condition, the landlord abated the monthly base rent for a period of 4 months and payments of rent began on April 1, 1997. The Company has the right to terminate this lease after the first year upon 90 days notice.

The Harvey Westbury Corp. maintains light manufacturing and warehousing facilities at 18 Heisser Court, Farmingdale, New York 10015. The property is a warehouse and light manufacturing complex off of a major local highway (State Highway 109). The lease was entered into April 1, 1995 and initially expired on April 30, 1998. On February 23, 1998, the lease was extended to expire on April 30, 1999. A $5,770 security deposit was required. Rental payments for May 1, 1997 to April 30, 1998, were $33,744 annual (monthly payments of $2,812). Rental payments for May 1, 1998 to April 30, 1999 were $35,604 annual (monthly payments of $2,967). On March 29th, 1999, the lease was extended for the period from May 1, 1999 to April 30, 2000. Rental payments for the period are $36,024 annual (monthly payments of $3,002).

Hardyston Distributors, Inc. maintains a distribution center and warehouse facility at 22-B Lasinski Road, Franklin, New Jersey, 07416. The property is a warehouse complex in Franklin New Jersey. The lease was entered into on December 26, 1997 which commenced on March 1, 1998 and expires on February 28, 1999 with an option to renew for an additional twelve months from March 1, 1999 to February 28, 2000. The option to renew was invoked. Rental payments for March 1, 1998 to February 28, 1999 were $8,400 annually (monthly payments of $700). Rental payments for March 1, 1999 to February 28, 2000 are $8,700 (monthly payments of $725).

Item 4.  Security Ownership of Certain Beneficial Owners and
         Management
------------------------------------------------------------

The following table sets forth certain information regarding the Company's common and preferred stock beneficially owned on September 30, 1999, for (i) each shareholder known by the Company to be the beneficial owner of 5% or more of the Company's outstanding common and preferred stock, (ii) each of the Company's executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the disposition of such security. A person is also deemed to be a beneficial owner of any security of which the person has the right to acquire beneficial ownership within 60 days. At September 30, 1999, there were 54,036,797 (81,536,797 on a fully diluted basis if preferred shares were converted) shares of common stock outstanding and 2,750,000 shares of preferred stock outstanding.

Class of Security- Common Stock

Name and Address of            No. of Shares                Percent of
Beneficial Owner:              Beneficially Owned:          Class:
--------------------           -------------------          ------------
Eugene Chiaramonte, Jr. (1)       2,173,886                   4.0%
12 White Birch Court
Branchville, NJ 07826           (17,173,886)                (21.1%)
Ronald Shaver (2)                   600,000                   1.1%
18 Caraway Court
Princeton, NJ 08540             (13,100,000)                (16.1%)
Ernest DeSaye, Jr. (3)              836,700                   1.5%
112 Clove Road
Sussex, NJ 07461                                             (1.0%)
All Executive Officers and        3,610,586                   6.7%
Directors as a Group
(3 persons)                     (31,110,586)                (38.2%)

Class of Security- Preferred Stock

Name and Address of            No. of Shares                Percent of
Beneficial Owner:              Beneficially Owned:          Class:
--------------------           -------------------          ------------
Eugene Chiaramonte, Jr. (1)       1,500,000                  54.5%

                                 Converts to
12 White Birch Court             15,000,000 of
Branchville, NJ 07826            Common Stock
Ronald Shaver (2)                 1,250,000                  45.5%
18 Caraway Court                 Converts to
Princeton, NJ 08540              12,500,000 of
                                 Common Stock
All Executive Officers and        2,750,000                  100%
Directors as a Group
(3 persons)

     (1) Shares held of record in common stock total 2,173,886 or 4.0% of the total outstanding shares of common stock and preferred stock total 1,500,000. Each share of preferred stock is convertible into 10 shares of common stock. On a fully diluted basis if all preferred shares were converted to common shares, shares held of common stock would total 17,173,886 or 21.1% of the total outstanding shares of common stock.

     (2) Shares held of record in common stock total 600,000 or 1.1% of the total outstanding shares of common stock and preferred stock total 1,250,000. Each share of preferred stock is convertible into 10 shares of common stock. On a fully diluted basis if all preferred shares were converted to common shares, shares held of common stock would total 13,100,000 or 16.1% of the total outstanding shares of common stock.

     (3) Shares held of record in common stock total 836,700 or 1.5% of the total outstanding shares of common stock. On a fully diluted basis if all preferred shares were converted to common shares, shares held of common stock would total 836,700 or 1.0% of the total outstanding shares of common stock.

Item 5.  Directors, Executive Officers, Promoters and
         Control Persons
------------------------------------------------------

The following table sets forth the names, ages, and positions with the Company of the executive officers and directors of the Company. Directors serve until the next annual meeting of the Company's shareholders or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contracts, at the discretion of the Board.

NAME                        AGE     POSITION
---------------------       ----    ------------------------
Eugene Chiaramonte, Jr.     55      Director, President and Chief Executive Officer
Ronald Shaver               32      Consultant, Operations and Finance
Ernest DeSaye, Jr.          35      Manager, Hardyston Distributors

Eugene Chiaramonte Jr. has served as Director, President and Chief Executive Officer of the Company since April 1995. Mr. Chiaramonte was a founder and has served as Director, President and Chief Executive Officer of the Company's subsidiary, CT Industries since June 1994. Additionally, he has served as Director and Secretary of the Harvey Westbury Corp. since October 1996 and a co-founder, Director and Secretary of Hardyston Distributors since April 1999.

Ronald Shaver has served as a consultant to the Company since February 1996. He has served as Director and is acting in the capacity of President of the Harvey Westbury Corp since October 1996. Additionally, he is a co-founder and has served as a Director and is acting in the capacity of President and Chief Executive Officer of Hardyston Distributors since April 1999. From 1995 to 1996, Mr. Shaver was a management consultant with George S. May International. From 1993 to 1995, he was a Vice President of Atlantic Venture Group, an investment banking firm. From 1989 to 1993, Mr. Shaver served with the Corps of Engineers, U.S. Army with tours at Ft. Leonard Wood, Mo, Republic of South Korea, and United States Military Academy, West Point. Mr. Shaver is currently a Captain in the United States Army Reserve. He received his MBA from CW Post-Long Island and BS in Engineering from the University of Kansas and is a graduate of the National Engineer Center.

Ernest DeSaye has served as the senior manager for the operations of Hardyston Distributors since April 1999. From 1991 to April 1999, Mr. DeSaye had operated as a sole proprietor distributing automotive parts and accessories to the local automotive community. From 1981 to 1991, he was a Chief Mechanic and co-owner at Vernon Transmission and Auto Repair.

Item 6.  Executive Compensation
-------------------------------

The following table shows, for the three-year period ended
December 31, 1998.
SUMMARY COMPENSATION TABLE

Name &
Principal Position              Year     Salary     Bonus     Other Compensation
------------------              -----    -------    ------    -------------------
Eugene Chiaramonte, Jr. (1)     1998         $0        $0                  $0
Chief Executive Officer         1997         $0        $0                  $0
                                1996         $0        $0                  $0
Ronald Shaver (2)               1998         $0        $0             $40,000
Operations & Finance            1997         $0        $0             $83,625
                                1996         $0        $0             $50,650
Ernest DeSaye Jr. (3)           1998         $0        $0                  $0
Hardyston Operations            1997         $0        $0                  $0
                                1996         $0        $0                  $0

     (1) Mr. Chiaramonte was paid no compensation during the years of 1996, 1997, and 1998. Beginning in April 1999, the Company paid Mr. Chiaramonte a salary at the rate of $60,000 per annum.

     (2) In 1998 compensation includes consulting fees related to Harvey Westbury. In 1997 compensation includes consulting fees related to Auxer Industries of $10,225, related to Harvey Westbury of $72,400, and related to Universal Filtration Industries of $1,000.

     (3) Mr. DeSaye was not an officer of the Company until April 1999. Mr. DeSaye is being paid a salary of $45,000 per annum in 1999.

The following table sets forth information with respect to the grant of options to purchase shares of common stock during the fiscal year ended December 31, 1998, to each person named in the Summary Compensation Table.

OPTION GRANTS IN THE LAST FISCAL YEAR

                         NUMBER OF    % OF TOTAL
                         SECURITIES   OPTIONS
                         UNDERLYING   GRANTED TO  EXERCISE OR  EXPIRATION
                         OPTIONS      EMPLOYEES   BASE PRICE   DATE
NAME                     GRANTED      IN FISCAL   ($/SH)
                                      YEAR
-------------------     -----------   ----------  -----------  ------------
Eugene Chiaramonte, Jr.          0          0          0
Ronald Shaver                    0          0          0
Ernest DeSaye, Jr.               0          0          0

The Company's stockholders approved the adoption of a Nonstatutory Option plan at the August 19, 1997 shareholder's meeting whereby the Company reserved 2,000,000 shares of the Company's common stock which would be granted to employees, officers, directors, and consultants to the Company. The option plan was to be administered by the Board of Directors and would not qualify as "incentive stock options" under Section 422 of the Internal Revenue Code.
The Plan shall be administered by the board of directors of the Company or by an option committee to be established by the board of directors of the Company. Participants in the Plan shall be employees, officers, directors, consultants of the Company or any other parties who have made a significant contribution to the business and success of the Company as may be selected from time to time by the Board in its discretion.

No options shall be granted under the Plan after March 31, 2001, but Options theretofore granted may extend beyond that date. The number of Shares which may be issued under the Plan shall not exceed 2,000,000 in the aggregate. To the extent that any Option granted under the Plan shall expire or terminate unexercised or for any reason become unexercisable as to any Shares subject thereto, such Shares shall thereafter be available for further grants under the Plan.

All options granted under the Plan shall be subject to the following terms and conditions:
     (a) The exercise price under each option shall be determined by the Board and may be more, equal to or less than the then current market price of the Shares as the Board may deem to be appropriate;
     (b) Period of an Option shall not exceed five years from the date of grant;
     (c) Each Option shall be made exercisable at such time or times, whether or not in installments, as the Board shall prescribe at the time the Option is granted and the person electing to exercise an Option shall give written notice to the Company of his/her election and of the number of shares he/she has elected to purchase and shall at the time of such exercise tender the purchase price of the shares he/she has elected to purchase.
     (d) Upon exercise of any Option granted hereunder, payment in full shall be made at the time of such exercise for all such shares then being purchased.
     (e) No options may be transferred by the Participant otherwise than by will or by the laws of descent and distribution, and during the participant's lifetime the Option may be exercised only by the Participant.
     (f) If the Participant is an employee and his/her employment terminates for any reason other than his/her death, the Participant may, unless discharged for cause, thereafter exercise his/her Option.
     (g) If prior to the expiration date of a participant Option, an Optionee shall retire or resign with the Company's consent, such Option may be exercised in the same manner as if the Optionee had continued in the Company's employ.
     (h) If a participant dies at a time when he/she is entitled to exercise an Option, then at any time or times within one (1) year after his/her death (or such further period as the Board may allow) such Option may be exercised, as to all for any of the shares which the Participant was entitled to purchase prior to his/her death.
In the event of a stock dividend, stock split or recapitalization or merger in which the Company is the surviving corporation, or other similar capital change, the number and kind of shares of stock or securities of the Company to be subject to the Plan and to Options then outstanding or to be granted thereunder, the maximum number of Shares or securities which may be issued or sold under the Plan, the exercise price and other relevant provisions shall be appropriately adjusted by the Board of the Company, the determination of which shall be binding on all persons. The Board may at any time discontinue granting Options under the Plan. The Board of the Company may at any time or times amend the Plan or amend any outstanding Option or Options for the purpose of satisfying the requirements of any changes in applicable laws or regulations or for any other purpose which may at the time be permitted by law provided, however, that, except to the extent required or permitted.

As of September 30, 1999, no options had been granted pursuant to the Plan and no options had been exercised.
The following table sets forth information with respect to the exercise of options to purchase shares of common stock during the fiscal year ended December 31, 1998, to each person named in the Summary Compensation Table and the unexercised options held as of the end of 1998 fiscal year.

AGGREGATED OPTION/EXERCISES IN LAST FISCAL YEAR AND 1998
        FISCAL YEAR END OPTION/VALUES

                                                 NUMBER OF             VALUE OF
                                                 SECURITIES            UNEXERCISED IN
                                                 UNDERLYING            THE MONEY
                                                 UNEXERCISED           OPTIONS
                      SHARES       VALUE         OPTIONS AT            1998 FISCAL
                      ACQUIRED     REALIZED      1998 FISCAL           YEAR END (#)
                      ON           ($)           YEAR END (#)          EXERCISABLE/UN
                      EXERCISE                   EXERCISABLE/UN        EXERCISABLE
NAME                  (#)                        EXERCISABLE
-----                 ------------ --------     --------------------   ---------------
Eugene Chiaramonte, Jr.      0          0          NONE                   NONE
Ronald Shaver                0          0          NONE                   NONE
Ernest DeSaye Jr.            0          0          NONE                   NONE

LONG-TERM INCENTIVE PLANS-AWARDS IN LAST FISCAL YEAR

                      NUMBER OF SHARES   PERFORMANCE           ESTIMATED FUTURE PAYOUTS
                      UNITS PER OTHER    OR OTHER              UNDER NON-STOCK
NAME                  RIGHTS             PERIOD UNTIL          PRICE-BASED PLANS
                                         MATURATION OF PAYOUT
                                                               THRESHOLD        TARGET
-------------------   ----------------   --------------------  ---------        -------
Eugene Chiarmonte, Jr.            0                 0                0              0
Ronald Shaver                     0                 0                0              0
Ernest DeSaye Jr.                 0                 0                0              0

EXECUTIVE EMPLOYMENT AGREEMENTS:

     Effective April 22, 1999, the Company entered into an Employment Agreement with Ernest DeSaye Jr., whereby Mr.
DeSaye was employed as manager of the Company's subsidiary, Hardyston Distributors. The Agreement is for a term of five (5) years and provides for an annual base salary in 1999 of $45,000 with a 5% increase being made on each anniversary date of this Agreement. The Agreement provides for incentive payments in cash and stock or stock options based on gross profits of Hardyston Distributors.Item 7. Certain Relationships and Related Transactions

Item 7.  Certain Relationships and Related Transactions
-------------------------------------------------------

In 1996, the Company issued 300,000 shares to Mr. Shaver in connection with the acquisition of Universal Filtration Industries and an additional 300,000 shares were issued to be held in escrow and delivered to Mr. Shaver at the Board's discretion. The remaining 300,000 shares were delivered in October 1997. The 600,000 shares were valued at $30,000.
In December 1998, Eugene Chiaramonte, Jr. gifted to his son, Eugene Chiaramonte, III, 400,000 of his common shares of the Company valued at $8,000.

In January 1999, the Company issued 2,750,000 shares of preferred stock to Mr. Chiaramonte, Jr. and Mr. Shaver in connection with loans due to Mr. Chiaramonte and expenses reimbursed for Mr. Shaver. The Company issued 1,500,000 shares of preferred stock to Mr. Chiaramonte, Jr. to reduce the loans due to officers of $15,000. The Company issued
1,250,000 shares of preferred stock to Mr. Shaver in exchange for reducing the expenses of $12,500 due to Mr.
Shaver.

In April 1999, the Company issued 836,700 shares of Common stock to Mr. DeSaye Jr. in connection with the purchase of automotive parts inventory and assets valued at $104,945.
The Company also paid $15,000 in cash towards the purchase price. The Company entered into a five (5) year employment agreement with Mr. DeSaye whereas he will be compensated with a salary of $45,000 per annum in 1999 with a five percent (5%) increase annually during the term of the employment agreement. Under the terms of the agreement, Mr.
DeSaye will receive stock options or additional stock in connection with the performance of Hardyston Distributors.

Item 8.  Legal Proceedings
---------------------------

The Company has the following pending or threatened litigation:

Ross & Craig Solicitors v. Auxer Industries, Inc. - Superior Court of New Jersey, Law Division, Passaic County - Index No. L1598-98. This is a case brought by an English partnership against us. Ross & Craig is requesting the sum of $46,666.23 plus interest accruing from 1997 for work, labor and services rendered. This case should have been commenced in England against one of Auxer's subsidiary or affiliate corporations and perhaps against certain management of Auxer individually. To date there has been a complaint served and an answer filed. We have a pending motion to extend discovery. The Company plans to contest the case vigorously. To date we cannot estimate the likelihood of success of the defense because discovery has not yet begun.

Eileen M. Huff, et. al. v. Harvey Westbury Corp. and Auxer Industries, Inc. - Supreme Court of the State of New York, Suffolk County, Index No. 29090-97 and Suffolk County District Court, First District Civil Court of New York, Index No. CEC67098; and Lorraine Duff v. Harvey Westbury (and Auxer) and Suffolk County District Court, First District Civil Court of New York, Index No.CEC67-98. These cases all involved Auxer's purchase of Harvey Westbury. They
are  about  the  "wrongful   termination"  of  one
employee, and the alleged non-payment of insurance premiums for another. The Company filed answers to all lawsuits. In July 1999, the Lorraine Duff case was settled whereby the parties signed a settlement agreement. The Company agreed to pay the sum of $5,000 in 10 monthly installments of $500 each. Payments commenced in August 1999 and will continue until May 2000. With respect to the other lawsuit, the Company plans to defend its position vigorously. Although discovery has not yet started, there is a substantial likelihood that Auxer will be successful in defending this lawsuit.

Crain Associated Enterprises, Inc. v. Ron Shaver d/b/a Universal Filtration and Universal Filtration Industries, Inc. - Superior Court of New Jersey, Special Civil Part, Passaic County, Docket No. DC 5315-99. Plaintiff is suing for the sum of $9,999 (the maximum allowed by law in the State of New Jersey in the Special Civil Part) based on an outstanding accounts payable due by Universal Filtration. The Company is not currently aware of any other pending, past or present litigation that would be considered to have a material effect on the Company. The Company considers that any litigation under 10% of its net assets is not material. There are no known bankruptcy or receivership issues outstanding and has no known securities law violations. Additionally, the Company has no known legal proceedings in which certain corporate insiders or affiliates of the issuer in position that is adverse to the issuer.

Item 9.  Market Price of and Dividends on the Registrant's

Common Equity and Related Stockholder Matters.
----------------------------------------------------------

Market Information

The Company's shares of Common Stock are currently traded on the National Quotation System (NQS) "electronic pink sheets" sponsored by the National Quotations Bureau, LLC under the symbol "AXGI". Effective September 6, 1999, the Company's shares of Common Stock were delisted from the OTC Electronic Bulletin Board (OCTBB) pursuant to the Amendments relating to Microcap Initiatives to NASD Rules 6530 and 6540, Eligibility Rule for OTCBB. The amendments to Rules 6530 and 6540 were approved by the SEC on January 4, 1999. The amendments limited the quotations on the OTCBB to the securities of companies that report their current financial information to the SEC, banking, or insurance regulators.

Since the Company was quoted on the OTCBB prior to the amendment, the Company was required to comply with the amended NASD Rule 6530 and 6540 by September 6, 1999. The Company was not compliant with the amended NASD Rules and was de-listed as a result on September 6, 1999. The Company qualifies for quotation on other mediums to include the National Quotation Bureau's Pink Sheets under the exemption from Rule 15c2-11 granted from the SEC for securities being removed from the OTCBB pursuant to the Eligibility Rule. Under the exemption, broker-dealers are permitted to publish or submit quotations in other quotation mediums, including the National Quotation Bureau's Pink Sheets. There is no assurance that an active trading market will develop which will provide liquidity for the Company's existing shareholders or for persons who may acquire common stock through the exercise of any options.

The reported high and low bid prices for the common stock are shown below for each quarter during the last two complete fiscal years and first three periods for 1999. The high and low bid price for the periods in 1997, 1998, and the first two periods of 1999 shown below are quotations from the OTCBB. The high and low bid prices for the third period of 1999 shown below are quotations from the NQS. The quotations reflect inter-dealer prices and do not include retail mark-ups, mark-downs or commissions. The prices do not necessarily reflect actual transactions. For periods reported under the first, second, and third quarters of 1997, Auxer traded under the symbol AUXI. For the fourth quarter of 1997 and beyond, Auxer traded under the symbol AXGI.

Period               HIGH BID          LOW BID
------               --------          --------
1997
First Quarter          1.625          0.8125
Second Quarter        1.7813          0.5625
Third Quarter         0.9375          0.40625
Fourth Quarter         .57             .195

1998
First Quarter         0.42            0.15
Second Quarter        0.26            0.08
Third Quarter         0.20            0.035
Fourth Quarter        0.60            0.010

1999
First Quarter          .22            0.012
Second Quarter        1.035           0.055
Third Quarter         0.09            0.0600

As of September 30, 1999, the Company had 150,000,000 authorized shares of common stock (at par value $.001) whereas 54,036,797 shares were issued and outstanding. As of September 30, 1999, the Company had 25,000,000 authorized shares of Preferred stock whereas 2,750,000 shares were issued and outstanding.

As of September 30, 1999, there were 2,000,000 shares of common stock reserved for the Company's option plan whereas no options have been granted or exercised.

As of September 30, 1999, there were 27,500,000 shares of common stock reserved for the conversion of the Company's preferred stock whereas 2,750,000 shares of preferred stock have been issued and outstanding. One share of preferred stock is convertible into ten (10) shares of common stock. As of September 30, 1999, there were 1,800,000 shares of common stock reserved for an offering registered pursuant to Rule 504 of Regulation D. Under the offering, the Company is selling 7,000,000 shares, of which 5,200,000 have been sold to date.

As of September 30, 1999, there were no convertible notes outstanding and no shares of Common stock reserved for convertible notes.

Holders

The Company has approximately 3,000 holders of its common stock.

Dividend Policy

The Company has never declared or paid cash dividends on its common stock, and may elect to retain its net income in the future to increase its capital base. The Company does not currently anticipate paying cash dividends on its common stock in the foreseeable future. The Company has not paid any dividends, made distributions, or redeemed any securities within the last five years.

Penny Stock Considerations.

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules, and our shareholders will, in all likelihood, find it difficult to sell their securities.

No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder, in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person in regard to the development of a trading market in any of our securities.

Item 10.  Recent Sales of Unregistered Securities
-------------------------------------------------

In October 1996, the Company issued 250,000 shares of its Common Stock to Joel Pensley for legal services rendered for which services were valued at $25,000. Shares were issued pursuant to the exemption under Section 4(2)of the Act. Such investor was a sophisticated investor and had pre-existing relationships with members of management of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

In October 1996, the Company issued an aggregate of 170,000 shares of its Common Stock in connection with the acquisition of Harvey Westbury to Gerald Harvey or his designee and were valued at $85,000. Such investor was a sophisticated investor and had pre-existing relationships with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

In November 1996, the Company issued 400,000 shares of its Common Stock to Lewis Ransom and his designees pursuant to a supply agreement between MotionLube Corporation and CT Industries and were valued at $20,000. The initial 255,000 shares of the total 655,000 shares in connection with this agreement were issued in June 1996. Such investors were sophisticated investors, had pre-existing relationships with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

In November 1996, the Company issued 250,000 shares of its Common Stock to Janice D'Auito, spouse of Anthony D'Aiuto in connection with Mr. D'Aiuto providing bookkeeping services rendered and temporary use office space valued at $12,500. Such investor had a pre-existing relationship with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Rule 701 under the Act.

In November 1996, the Company issued 10,000 shares of its Common Stock to Domenica Morano and Mirza Deljkic for cash consideration in connection with a private sale valued at $10,000. Such investors were sophisticated investors, had pre-existing relationships with members of management of the Company had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act. In December 1996, September 1997 and October 1997, the Company issued an aggregate of 110,000 shares of its Common Stock to Mr. Anthony Towell and Mr. Robert Smith for consulting services rendered in connection with the acquisition of Harvey Westbury and were valued at $32,000. Such investors were sophisticated investors, had pre-existing relationships with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 701 under the Act.

From October through December 1996, the Company issued an aggregate of 350,000 shares of its common stock in cash consideration of $150,000 to two (2) sophisticated investors pursuant to an exemption from registration provided by Regulation D, Rule 504. Such investors were qualified investors based on their financial resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company. The issuances were as follows:

Date Issued     Investor            Cash Consideration     # of Shares
--------        --------            ------------------     -----------
11-1-96         Creative Capital     $100,000                250,000
12-18-96        Joel Pensely          $50,000                100,000

Mark Schultz exercised control over Creative Capital.
In January 1997, the Company issued 40,000 shares of its Common Stock to Joel Pensely for legal services rendered and were valued at $20,000. Such investor was a qualified investor based on his financial resources and knowledge of investments and had access to or was provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Rule 701 under the Act.

In February 1997, the Company issued 100,000 shares of its Common Stock to Michael Ellis for engineering services rendered and 2,000 shares of its common stock to Nicholas
Schiano for consulting services valued at $40,800. Such investors were sophisticated investors, had pre-existing relationships with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Rule 701 under the Act.

In February 1997, the Company issued 50,000 shares of its common stock to Thomas Trobiano for consulting services rendered valued at $25,000. Such investor was a sophisticated investor, had pre-existing relationships with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Rule 701 under the Act.

In February 1997, the Company issued 50,000 shares of its common stock to Edward Cowle and 50,000 shares of its common stock to Deworth Williams for financial consulting services rendered valued at $40,000. Such investors were sophisticated investors, had pre-existing relationships with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Rule 701 under the Act.

In April 1997, the Company issued 2,000 shares of its Common Stock to Jonathan Benefiel for cash consideration in
connection with a private sale valued at $1,500.      Such
investor was a sophisticated investor, had a pre-existing relationship with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

In May 1997, the Company issued 20,000 shares of its Common Stock to Sherman Square Ltd. for marketing consulting services rendered valued at $8,000. Joel Pensely exercised control over Sherman Square Ltd. Such investor was a qualified investor based on his financial resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Rule 701 under the Act.

In May through December 1997, the Company issued an aggregate of 340,000 shares of its Common Stock to Michael Ellis for engineering consulting services rendered valued at $140,150. Such investor was a sophisticated investor, had pre-existing relationships with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Rule 701 under the Act. In June and July 1997, the Company issued an aggregate of 140,000 shares of its Common Stock to International Corporate Development for public relations consulting services rendered valued at $35,000. Donald Whitlock exercises control over International Corporate Development.

Such investor was a qualified investor based on his financial resources and knowledge of investments and had access to or was provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Rule 701 under the Act. In August and September 1997, the Company issued an aggregate of 175,000 shares of its common stock to Market Surveys International Inc. for public relations services rendered valued at $75,000. Bernie Schmidt exercised control over Market Surveys International. Such investor was a qualified investor based on his financial resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Rule 701 under the Act.

In August and December 1997, the Company issued an aggregate of 100,000 shares of its Common Stock to Joel Pensely and Steve Gutstein for legal services rendered valued at $20,000. Such investors were qualified investors based on their financial resources and knowledge of investments, had access to and were provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Rule 701 under the Act. In August 1997 through June 1998, the Company issued an aggregate of 255,000 shares of its Common Stock to Mr. Chapchal, Jos Coad, Peter Antil and Ivor Lewis for consulting services rendered in connection with investments in the United Kingdom based software companies valued at $38,750. Such investors were sophisticated investors, had pre-existing relationships with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Rule 701 under the Act. In September 1997, the Company issued 62,500 shares of its Common Stock to James Tilton for services rendered in connection with FT Trading funding valued at $14,063. Anthony Ardizzone exercised control over FT Trading. Such investor was a qualified investor based on his financial resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was issued pursuant to the exemption of Rule 504 of Regulation D under the Securities Act of 1933, as amended.

In September 1997 through January 1998, the Company issued an aggregate of 464,899 shares of its Common Stock to FT Trading in conversion of a series of 14 convertible demand notes of $10,000 each with interest accruing at the rate of 8% per annum, for a total of $140,000. Anthony Ardizzone
exercised control over FT Trading.      Such investor was a
qualified investor based on his financial resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was issued pursuant to the exemption of Rule 504 of Regulation D under the Securities Act of 1933, as amended.

In October 1997 through September 1998, the Company issued an aggregate of 700,000 shares of its Common Stock to Frank Palmari and Jan Talamo of Media Marketing for marketing consulting services rendered valued at $71,500. Such investors were qualified investors based on their financial resources and knowledge of investments, had access to or were provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Rule 701 under the Act.

In October 1997, the Company issued 300,000 shares of its Common Stock to Mr. Shaver for consulting services rendered valued at $15,000. Such investor was a sophisticated investor, had pre-existing relationships with members of management of the Company, was an employee and a member of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

From January through December 1997, the Company issued an aggregate of 1,690,428 shares of its common stock in cash consideration of $546,360 to 13 sophisticated investors pursuant to exemption from registration provided by Regulation D Rule 504. Such investors were either accredited or an otherwise qualified investor based on his financial resources and knowledge of investments, had access to or were provided with relevant financial and other information relating to the Company. The issuances were as follows:

Date Issued     Investor             Cash Consideration     # of Shares
-----------     --------             ------------------     -----------
2-17-97     Creative Capital               $92,000           230,000
2-17-97     Sherman Square Ltd.             $4,000            10,000
3-6-97      James Stedman                   $5,000            10,000
3-28-97     The Marketing Co.               $5,000            15,000
4-21-97     Edward Scodak                   $2,500             5,000
4-21-97     Joel Pensely                   $17,550            39,000
4-21-97     Robert Carrol                   $2,500             5,000
5-15-97     Joel Pensely                   $12,000            24,000
5-20-97     Thomas Kernaghan               $50,000            50,000
5-22-97     Wade McCaskie                   $5,000             5,000
6-6-97      Grail Ives Consultants         $20,000            40,000
6-18-97     Thomas Kernaghan               $10,000            20,000
6-23-97     James Tilton                    $3,750            15,000
6-23-97     James Stedman                  $10,000            20,000
6-23-97     Kurt Vezner                    $10,000            20,000
7-8-97      James Tilton                    $7,500            25,000
7-21-97     William Palla                   $2,500            10,000
7-21-97     James Tilton                   $16,800            60,000
7-21-97     Andy Dyer                       $5,100            17,000
7-28-97     James Tilton                   $20,000            71,000
7-28-97     Andy Dyer                       $5,000            12,500
8-11-97     James Tilton                   $32,500           100,000
8-11-97     Andy Dyer                      $10,000            25,000
8-19-97     Andy Dyer                       $5,000            17,857
8-19-97     James Tilton                   $15,000            53,571
8-29-97     FT Trading                     $25,160            68,000
9-12-97     James Tilton                   $22,500           100,000
10-9-97     James Tilton                   $25,000           100,000
10-31-97    James Tilton                   $25,000           125,000
11-13-97    James Tilton                   $15,000           100,000
11-21-97    Thomas Kernaghan               $35,000            87,500
12-10-97    James Tilton                   $20,000           100,000
12-31-97    James Tilton                   $10,000           110,000
                                          $546,360.00      1,690,428

Mark Schultz exercised control over Creative Capital. Joel Pensely exercised control over Sherman Square Ltd. Michael Fugler exercised control over The Marketing Co. Thomas Kernaghan exercised control over Grail Ives Consultants. Anthony Ardizzone exercised control over FT Trading.
In January 1998 through January 1999, the Company issued an aggregate of 4,995,833 shares of its Common Stock to the Augustine Fund in conversion of a series of 16 convertible demand notes of $10,000 each, accruing interest at the rate of 8% per annum, for a total of $160,000. Tom Dyzinski exercised control of the Augustine Fund. Such investor was a qualified investor based on his financial resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was issued pursuant to the exemption of Rule 504 of Regulation D under the Securities Act of 1933, as amended.

In March through October 1998, the Company issued an aggregate of 675,000 shares of its Common Stock to Elite Public Relations (400,000 shares), Investments 101 Ltd. (75,000 shares), and Wall Street Investments (200,000 shares) for public relations consulting services rendered valued at $24,250. Jason Mantione exercised control of Elite Public Relations. Jeffery Brommer exercised control of Investments 101. Anthony Tomaso exercised control of Wall Street Investments. Such investors were qualified investors based on their financial resources and knowledge of investments, had access to or were provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Rule 701 under the Act.

In April 1998, the Company issued 100,000 shares of its Common Stock to Louis Szilezy for consulting services rendered valued at $10,000. Such investor was a qualified investor based on his financial resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company.
Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Rule 701 under the Act.

In June 1998, the Company issued an aggregate of 320,000 shares of its Common Stock to Acebarn Limited, David Jolly, and Romande Limited pursuant to releasing any rights and claims against the Company in connection with the sale of the software investment valued at $16,000. Paul Macaulay exercised control of Acebarn Limited. Brian Aukett exercised control of Romande Limited. Such investors were either sophisticated investors, had pre-existing relationships with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

In June and July 1998, the Company issued an aggregate of 1,200,000 shares of its Common Stock to Tripp & Co. (250,000 shares), Capital Investments (200,000 shares) and Rapid Release Research (750,000 shares) for financial consulting services rendered valued at $45,000. Donald Carman exercised control of Tripp & Co. Randy Wheeler exercised control of Capital Investments. Bruce Pollock exercised control of Rapid Release Research. Such investors were qualified investors based on their financial resources and knowledge of investments, had access to or were provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Rule 701 under the Act.

In August 1998, the Company issued 35,000 shares of its common stock to the Law offices of Roger Fidler for legal services rendered valued at $5,600. Such investor was a qualified investor based on his financial resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Rule 701 under the Act.

From January through December 1998, the Company issued an aggregate of 15,551,490 shares of its common stock in cash consideration of $445,725 to 13 sophisticated investors pursuant to exemption from registration provided by Regulation D Rule 504. Such investors were qualified investors based on their financial resources and knowledge of investments, had access to or were provided with relevant financial and other information relating to the Company. The issuances were as follows:

Date Issued       Investor       Cash Consideration       # of Shares
-----------       --------       -------------------      -----------
2-3-98        James Tilton             $20,000             200,000
2-3-98        Jerry Schwartz            $2,500              25,000
2-3-98        Stewart Schwartz          $2,500              25,000
2-26-98       James Tilton             $25,000             250,000
3-4-98        Jerry Schwartz            $2,050              20,500
3-4-98        Stewart Schwartz          $2,050              20,500
3-18-98       James Tilton             $20,000             200,000
3-31-98       James Tilton             $15,000             200,000
4-14-98       James Tilton              $7,500             100,000
4-14-98       Edward Scodak             $3,000              30,000
4-14-98       Jerry & Stewart Schwartz $15,000             150,000
4-27-98       James Tilton             $10,125             135,000
4-27-98       Jerry & Stewart Schwartz  $3,000              40,000
5-11-98       Andy Dyer                 $5,000             100,000
5-11-98       James Tilton             $10,000             180,000
5-11-98       Jerry Schwartz           $10,000             133,333
5-21-98       Jerry & Stewart Schwartz  $7,000             140,000
5-28-98       James Tilton              $9,625             192,500
5-28-98       Laurie Harvey               $375               7,500
6-8-98        Jerry & Stewart Schwartz  $5,000             125,000
6-15-98       James Tilton             $10,000             200,000
6-24-98       Jerry & Stewart Schwartz $16,000             400,000
6-24-98       James Tilton              $5,000             100,000
7-9-98        James Tilton              $7,500             250,000
7-9-98        Jerry & Stewart Schwartz $14,000             280,000
8-3-98        James Tilton             $27,040             545,000
8-3-98        Kurt Vezner               $2,960              60,000
8-4-98        Jerry & Stewart Schwartz $10,000             200,000
8-24-98       James Tilton              $5,000             166,666
9-11-98       Jerry & Stewart Schwartz $10,000             300,000
9-23-98       Sandra Lam               $50,000           1,250,000
10-6-98       Jerry Schwartz            $2,000             125,000
10-6-98       Stewart Schwartz          $2,000             125,000
10-10-98      James Stedman            $10,000             200,000
10-18-98      Coastal International     $6,250             500,000
10-18-98      Jeff Applebaum            $6,250             500,000
10-20-98      Emerald Group Management $12,500           1,000,000
10-24-98      Olympia Partners, LLC    $15,000           1,000,000
11-3-98       Olympia Partners, LLC     $7,500             750,000
12-1-98       Coral Cove Partners       $8,750           1,029,412
12-8-98       Nismic Sales Corp         $8,750           1,029,412
12-14-98      Olympia Partners, LLC    $10,000             666,667
12-17-98      Jerry & Stewart Schwartz  $8,500           1,000,000
12-17-98      Ashbourne Associates      $8,000             800,000
12-17-98      J. Prince Inc.            $8,000             800,000
                                      $445,725.00       15,551,490

Seth Fireman exercised control over Olympia Partners, LLC.
Jeff Applebaum exercised control over Coral Cove Partners and Ashbourne Associates. Jared Shaw exercised control over Coastal International, the Emerald Group Management and J.
Prince Inc. Michael Mannis exercised control over Nismic
Sales Corp.

In January 1999, the Company issued 2,750,000 shares of its Preferred Stock to Eugene Chiaramonte, Jr. and Ronald Shaver in exchange for reducing the loans and expenses due from the Company valued at $27,500. Such investors were sophisticated investors, were employees and members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

In February 1999, the Company issued 489,000 shares of its Common Stock to MYD Distributors pursuant to a legal settlement valued at $39,240. Dan Delmonico exercised control over MYD Distributors. Such investor was a qualified investor based on his financial resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

In April 1999, the Company issued 836,700 shares of its Common Stock to Ernest DeSaye Jr. in connection with the exchange of assets agreement valued at $89,945. Such investor was a sophisticated investor, had pre-existing relationships with members of management of the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act under the Act.

In August 1999, the Company issued 5,200,000 shares of its Common Stock to investors in connection with an offering pursuant to Regulation D, Rule 504 valued at $260,000. The offering for 7,000,000 shares of Common Stock if completed will generate gross proceeds of $350,000. Such investors were accredited or otherwise qualified investors based on their financial resources and knowledge of investments, had access to or were provided with relevant financial and other information relating to the Company. In connection with the offering, Harvey Murdock served as the selling agent and will receive $5,000 for his services as selling agent.
From January through September 1999, the Company issued an aggregate of 10,150,000 shares of its common stock in cash consideration of $360,000 to 4 sophisticated investors pursuant to exemption from registration provided by Regulation D, Rule 504. Such investor were accredited or otherwise qualified investors based on their financial resources and knowledge of investments, had access to or were provided with relevant financial and other information relating to the Company. The issuances were as follows:

Date Issued   Investor       Cash Consideration   # of Shares
-----------   --------       ------------------   ------------
1-6-99        J. Prince Inc.     $20,000       2,000,000
1-12-99       Patrick Rost       $40,000       1,000,000
1-21-99       James Tilton       $30,000       1,000,000
1-23-99       Patrick Rost       $40,000       1,000,000
2-1-99        Patrick Rost       $40,000       1,000,000
2-3-99        Patrick Rost       $40,000       1,000,000
2-23-99       Patrick Rost       $40,000       1,000,000
3-25-99       James Tilton       $25,000         500,000
3-29-99       James Tilton       $25,000         500,000
4-1-99        Andy Dyer          $10,000         150,000
4-9-99        James Tilton       $50,000       1,000,000
                                $360,000.00   10,150,000

Jared Shaw exercised control over J. Prince Inc.
In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company(in general, a person who has a control relationship with the Company) who has owned restricted securities of common stock beneficially for a least one year is entitled to sell, within any three-month period, that number of shares of a class of securities that does not exceed the greater of (I) one percent (1%) of the shares of that class then outstanding or, if the common stock is quoted on NASDAQ, (ii) the average weekly trading volume of that class during the four calendar weeks preceding such sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and has beneficially owned shares of common stock for at least two (2) years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

Item 11.  Description of Securities.
-------------------------------------

     Our authorized capital stock is 150,000,000 shares of Common Stock, par value $0.001 per share and 25,000,000 shares of preferred Stock, par value $.001 per share. As of September 30, 1999, we had issued 54,036,797 of our shares of Common Stock and 2,750,000 of our shares of Preferred
Stock.

As of September 30, 1999, there were 2,000,000 shares of common stock reserved for the Company's option plan whereas no options have been granted or exercised.

As of September 30, 1999, there were 27,500,000 shares of common stock reserved for the conversion of the Company's preferred stock whereas 2,750,000 shares of preferred stock have been issued and outstanding. One share of preferred stock is convertible into ten (10) shares of common stock. As of September 30, 1999, there were 1,800,000 shares of common stock reserved for an offering registered pursuant to Rule 504 of Regulation D. Under the offering, the Company is selling 7,000,000 shares, of which 5,200,000 have been sold to date.

The following brief description of our common stock and preferred stock does not purport to be complete and is subject in all respects to Delaware law and to the provisions of our Articles of Incorporation, as amended (the "Articles") and our Bylaws, copies of which have been filed as exhibits to this registration statement.

COMMON STOCK

Each share of our common stock entitles the holder to one
(1) vote on all matters submitted to a vote of the stockholders. Our common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of our common stock voting for the election of directors can elect all members of the Board of Directors. A majority vote is also sufficient for other actions that require the vote or concurrence of stockholders except in cases in which more than a simple majority is required by law. Holders of our common stock are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefore. Holders of shares of our common stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds, legally available therefor. Upon our liquidation, dissolution or winding up, after payment to creditors, the holders of our common stock are entitled to share ratably in the assets of the Company, if any, legally available of distribution to our common stockholders. Our Bylaws require that only a majority of the issued and outstanding shares of our common stock need be represented to constitute a quorum and to transact business at a stockholders' meeting.

Our common stock has no preemptive rights or no subscription, redemption or conversion privileges. All of the outstanding shares of our common stock are fully paid and non assessable.

Our Board of Directors has total discretion as to the issuance and the determination of the rights and privileges of any shares of our common stock which may be issued in the future, which rights and privileges may be detrimental to the rights and privileges of the holders of our existing shares of our common stock now issued and outstanding.

PREFERRED STOCK

Under the Company's Certificate of Incorporation, the Board of Directors has the power, without further action by the stockholder, to designate the relative rights and preferences of the Company's preferred stock, when and if issued. Such rights and preferences could include preferences, any of which may be dilutive of the interest of the holders of Common Stock. The issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company and may have an adverse effect on the rights of the holders of the Common Stock.
Upon issuance, the shares of Preferred Stock will be duly and validly issued, fully paid and non-assessable. The Company has instructed its Transfer Agent to reserve from its authorized but unissued Common Stock a sufficient number of shares for issuance upon conversion of the Preferred Stock. The holders of the shares of Preferred Stock have no preemptive rights with respect to any securities of the Company.

Dividends

Holders of our preferred stock are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefore. Holders of shares of our preferred stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds, legally available therefor.

Conversion

The Preferred Stock is convertible, at the holder's option, at any time into shares of the Company's Common Stock at a rate of ten shares of Common Stock for each share of Preferred Stock.

Redemption

The Preferred Stock is not redeemable.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company, holders of shares of Preferred Stock are entitled to receive, out of legally available assets, a liquidation preference of $100.00 per share and no more before any payment or distribution is made to the holders of Common Stock or any series or class of the Company's stock hereafter that ranks junior as to liquidation rights to the Preferred Stock. After payment in full of the liquidation preference of the shares of Preferred Stock, the holders of such shares will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation, merger or other business combination of the Company with or into another corporation or other entity nor a sale or transfer of all or part of the Company's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Company.

Voting Rights

The holders of the Preferred Stock will have voting rights equal to ten shares of Common Stock for each share of Preferred Stock.

Reorganization/Recapitalization

In the event of a reorganization or recapitalization of the Company's Common Stock, holders of the Preferred Stock shall not be entitled to the benefits of, or be subject to the detriments of, such reorganization or recapitalization.

Anti-Dilution

The shares of the Company's Preferred Stock shall not be subject to dilution unless the unanimous holders of the Preferred Stock vote to change this preference.

The transfer agent and registrar for our common stock is Interstate Transfer Agent, 874 E. 5900 South, Salt Lake
City, Utah 84107.

Item 12.  Indemnification of Directors and Officers
----------------------------------------------------

The Company's Certificate of Incorporation includes provisions to eliminate, to the full extent permitted by Delaware General Corporation Law as in effect from time to time, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors. The Certificate of Incorporation also includes provisions to the effect that the Company shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify any director or officer.
In addition, the Company's By-laws require the Company to indemnify, to the fullest extent permitted by law, any director, officer, employee or agent of the Company for acts which such person reasonably believes are not in violation of the Company's corporate purposes as set forth in the

Certificate of Incorporation.

Section 145(a) of the Delaware Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of non contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.
Section 145(b) of the Delaware Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suite by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit is brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Section 145(c) of the Delaware Law provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.
Section 145(d) of the Delaware Law states that any indemnification under subsections (a) and (b) of section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

Section 145(e) of the Delaware Law provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in section 145. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

Section 145(f) of the Delaware Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of section 145 shall not be deemed exclusive of any other rights to which hose seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

Section 145(g) of the Delaware Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of section 145.

Section 145(j) of the Delaware Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

Item 13.  Financial Statements
------------------------------

See Item 15(a) below.

Item 14.  Changes in and Disagreements with Accountants on
          Accounting and Financial Disclosure.
----------------------------------------------------------

During the Corporation's last two fiscal years and the subsequent interim period, no independent accountant who was previously engaged as the principal accountant to audit the Corporation's financial statements, resigned or was dismissed.

The firm of Edelman and Kalosieh, Certified Public
Accountants, has been the Corporation's auditor for the last two years.

Item 15.  Financial Statements and Exhibits
--------------------------------------------

(a) Financial Statements

                 Index to Financial Statements
                    The Auxer Group, Inc.

Report of Independent Auditors                                      F-2
Consolidated Balance Sheets                                         F-4
Consolidated Statement of Income and Retained Earnings              F-6
Consolidated Statement of Changes in Stockholders Equity            F-7
Consolidated Statement of Cash Flows                                F-10
Notes to Consolidated Financial Statements                          F-11

EDELMAN & KALOSIEH, CPAs P.A.
CERTIFIED PUBLIC ACCOUNTANTS
15-01 BROADWAY
FAIR LAWN, NEW JERSEY  07470
----------
TEL (201) 797-4490
FAX (201) 797-0881

GEORGE A. KALOSIEH, CPA
JOSEPH F. SHACKIL, CPA
PAUL MEOLA, CPAMEMBERS
AMERICAN INSTITUE OF CERTIFIED PUBLIC ACCOUNTANTS
NJ SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

                ------------

DONALD L. EDELMAN, CPA (RETIRED)
To the Board of Directors and Shareholders of The Auxer Group, Inc.

     Independent Auditor's Report

     We have audited the accompanying consolidated balance sheets of Auxer Industries, Inc. (a development stage Company) as of December 31, 1997 and the acCompanying consolidated balance sheets of The Auxer Group, Inc. (after reincorporation into a Delaware Corporation) as of 1998 and the related statements of operations, cash flows and shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Auxer Industries, Inc. as of December 31, 1996, were audited by other auditors whose report dated March 20, 1997 on these statements included a going-concern explanatory paragraph discussed in Note 2 to the financial statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above represent fairly, in all materials respects, the financial position of Auxer Industries, Inc. (a development state Company) as of December 31, 1997 and The Auxer Group, Inc. as of December 31, 1998 and the results of its operations, shareholders equity and cash flows for the years then ended in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that Auxer Industries, Inc. (a development stage Company until December 31, 1997) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since inception and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of Auxer Industries, Inc. (a development stage Company) to continue as a going concern. The financial statement do not include any adjustments that might result from the outcome of this uncertainty.

     As discussed in Note 12 to the financial statements, the Company's 1997 stockholders' equity previously reported as $230,889 should have been $612,889. This discovery was made subsequent to the issuance of the financial statements. The financial statements have been restated to reflect this correction.

EDELMAN & KALOSIEH, CPAs PA
Fair Lawn, New Jersey
July 13, 1999

                   THE AUXER GROUP, INC.
                CONSOLIDATED BALANCE SHEETS
                           Assets

                                       Nine Months
                                       Ending               Year End         Year End
                                       September 30,      December  31,      December 31,
                                          1999              1998                1997
                                       (Unaudited)         (Audited)          (Audited)

Current assets:

    Cash                                 $31,439              $3,087            $31,001

    Accounts receivable (net of allowances
     $7,988 in 1999, $11,666 in 1998,
      $11,666 in 1997)                    112,797              33,523             54,441
    Inventory                             317,015             164,302            222,664

    Subscriptions Receivable               29,625              15,125              -0-

    Prepaid Expenses                        -0-                 -0-                4,276

    Other receivables                      51,232              23,283             23,283
                                       -----------           ----------         ---------
    Total current assets                  542,108             239,320            335,665
                                       -----------           ----------         ---------
Property and Equipment

    Furniture and fixtures                  7,049               7,749              6,249

    Machinery and equipment                54,013              41,751             40,516

    Leasehold improvements                  5,757               5,757              5,757
                                        -----------          -----------        ----------
                                           66,819              55,257             52,522

    Less:  accumulated depreciation       (35,867)            (22,436)            (9,508)
                                        -----------          -----------        ----------
    Property and equipment (Net)           30,952              32,821             43,014
                                        -----------          -----------        ----------
Other assets:

    Investment - Affiliate                  -0-                 -0-              218,000

    Note Receivable - Auxer UK              -0-               353,000              -0-

    Film productions costs (net of
     accumulated amortization of $79,744
      in 1999,  $61,744 in 1998, $27,789
       in 1997)                            62,364              80,364            115,319

    Organization costs (net of
     accumulated amortization of $12,000
      in 1999, $9,000 in 1998, $3,000
       in 1997)                            18,000             21,.000             27,000

    Security deposit                        8,715               7.852              7,852

    Engineering and product marketing
     costs (net of accumulated amortization
      of $99,513 in 1999, $78,513 in 1998,
       $28,956 in 1997)                     63,512             78,512            130,854

   License and trade name costs (net of
    accumulated amortization of $99,322
     in 1999, $72,322 in 1998, $28,956
      in 1997)                             142,428           169,428            212,794

   Excess of cost over book value           59,885            55,000             55,000
                                        -----------         ---------         ----------

   Total other assets                      354,904           765,156            776,819
                                        -----------         ----------        ----------
Total assets                              $927,964        $1,037,297         $1,145,498
     See accountants' report and acCompanying notes to consolidated financial statements.

                     THE AUXER GROUP, INC.
                 CONSOLIDATED BALANCE SHEETS
             Liabilities and Stockholders' Equity

                                       Nine Months
                                       Ending               Year End         Year End
                                       September 30,      December  31,      December 31,
                                          1999              1998                1997
                                       (Unaudited)         (Audited)          (Audited)
                                      -------------       -------------      ------------
Current liabilities

   Accounts payable and
    accrued expenses                     $142,646             $202,632       $189,363

   Credit Line                             32,195               25,793         54,552

   Notes payable                           84,166              190,000        230,000

   Notes payable-officers                  37,543               21,893         58,694
                                       ------------          -----------     -----------
Total current liabilities                 296,550              440,318        532,609

Capital stock

   Capital stock-authorized 150,000,000
    share, $.001 par value per share,
     54,036,797,  36,361,097 and
      13,396,245 shares outstanding
       in 1999, 1998, & 1997
        respectively                       54,037               36,361       12,996

   Preferred stock - authorized 25,000,000
    shares $.01 par value per share,
     2,750,000 shares outstanding in 1999  27,500                -0-          -0-

   Additional paid in capital           3,546,627            2,805,118    2,004,658

   Accumulated deficit                 (2,996,750)          (2,244,500)  (1,404,765)
                                      -------------        ------------  ------------
Total stockholders' equity                631,414              596,979      612,889
                                      -------------        ------------  ------------
Total liabilities and
stockholders' equity                     $927,964           $1,037,297   $1,145,498
                                      --------------       ------------  ------------
                                      --------------       ------------  ------------
See accountants' report and accompanying notes to consolidated financial statements.

                    THE AUXER GROUP, INC.
      CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

                             Nine Months     Nine Months     Year End      Year End
                               Ending          Ending      December 31,  December 31,
                             September 30,    September 30,    1998          1997
                                1999             1998        (Audited)      (Audited)
                             (Unaudited)       (Unaudited)
                             -------------   --------------  ------------  ------------
Income                       $651,478          $239,063       $287,456       $508,077

Less cost of good sold        427,076           182,823        237,952        345,324

Gross profit                  224,402            56,240         49,504        162,753

Operations:

  General and administrative  637,186           589,056        717,752        782,370

  Deprecation                   9,384             9,697         12,928          8,125

  Amortization                 63,001           102,496        136,663         84,916

  Interest expense              8,620            12,763         20,790         31,964

  Research and development      5,241             1,105          1,106         23,070
                            ----------        -----------     ----------   -----------

  Total expenses              723,432           715,117        889,239

                            ----------        -----------     ----------   -----------
Income (loss)
 from operations             (499,030)         (658,877)      (839,735)      (767,692)

Income (loss) before
 extraordinary item          (499,030)         (658,877)      (839,735)      (767,692)

Extraordinary item
gain on forgiveness
 of debt                      99,780             -0-            -0-            -0-

Extraordinary item-loss
 on Note receivable          (353,000)            -0-            -0-            -0-

Net income (loss)            (752,250)         (658,877)      (839,735)      (767,692)
                          -------------       -----------    -----------     ----------

Accumulated deficit
 at beginning              (2,244,500)       (1,404,765)    (1,404,765)      (637,073)
                          --------------      -----------    -----------     ----------
Accumulated deficit
 at end                   ($2,996,750)      ($2,063,642)   ($2,244,500)    (1,404,765)
                          --------------    -------------   ------------   ------------
Net income (loss)
 per common share              ($0.01)           ($0.03)        ($0.02)        ($0.06)
                          --------------    -------------   ------------   ------------
                          --------------    -------------   ------------   ------------
Net income (loss)
 per common share
  - assuming dilution          ($0.01)           ($0.03)        ($0.02)        ($0.06)
                          --------------    -------------   ------------    -----------
                          --------------    -------------   ------------    -----------
     See accountants' report and accompanying notes to consolidated financial statements.
                        THE AUXER GROUP, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

               Preferred    Preferred    Common      Common
               Stock       Stock        Stock       Stock        Additional
               Shares      Par Value    Shares      Par Value    Paid in     Accumulated
                (A)        $.001         (B)        $.001        Capital     Deficit
                           Amount                   Amount
               ---------   -----------  ---------   ----------   ----------  -----------
Balances at
December 31, 1994    0       $0          929,929       $930       ($680)       $-0-

Stock Issued
         04/18/95 (1)                  4,000,000      4,000         750
         07/15/95 (2)                    100,000        100        (100)
         10/31/95 (3)                    300,000        300        (300)
         12/31/95 (4)                  1,000,000      1,000     899,000

Net Loss for the year                                                          (23,194)
----------------------------------------------------------------------------------------
Balances at
December 31, 1995    0       $0        6,329,929     $6,330    $898,670       ($23,194)
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
Stock Issued
         06/04/96 (5)                     32,000         32      15,968
         04/09/96 (6)                    500,000        500      49,500
         08/07/96 (7)                  1,500,000      1,500      73,500
         03/01/96 (8)                    152,000        152      65,648
         11/01/96 (9)                    250,000        250      99,750
         06/26/96 (10)                   255,000        255      12,495
         07/15/96 (11)                    76,000         76      37,924
         10/25/96 (12)                   250,000        250      24,750
         10/25/96 (13)                   170,000        170      84,830
         10/10/96 (14)                   400,000        400      19,600
         11/21/96 (15)                    10,000         10       9,990
         11/21/96 (16)                   250,000        250      12,250
         12/18/96 (17)                   100,000        100      49,900
         08/18/96 (18)                   100,000        100      49,900
         12/31/96 (19)                    50,000         50      24,950
         12/31/96 (20)                  (660,000)      (660)   (602,808)

Net Loss for the year                                                       (613,879)
----------------------------------------------------------------------------------------
Balances at
December 31, 1996     0       $0       9,764,929     $9,765    $926,817    ($637,073)
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
Stock Issued
         12/31/97 (21)                   230,000       230      91,770
         12/31/97 (22)                   110,000       110       9,890
         12/31/97 (23)                   100,000       100      14,900
         12/31/97 (24)                   103,520       103      19,897
         12/31/97 (25)                   175,000       175      34,825
         12/31/97 (26)                   100,000       100      22,400
         12/31/97 (27)                   140,355       140      34,860
         12/31/97 (28)                   202,428       202      56,798
         12/31/97 (29)                    74,916        75      22,525
         12/31/97 (30)                    96,525        97      29,903
         12/31/97 (31)                   100,000       100      32,400
         12/31/97 (32)                    58,072        58      19,942
         12/31/97 (33)                    68,000        68      25,092
         12/31/97 (34)                   125,000       125      49,875
         12/31/97 (35)                    39,000        39      17,461
         12/31/97 (36)                   184,000       184      91,816
         12/31/97 (37)                     2,000         2       1,498
         12/31/97 (38)                    50,000        50      49,950
         12/31/97 (39)                   370,000       370      18,130
         12/31/97 (40)                   180,000       180      44,820
         12/31/97 (41)                   100,000       100      39,900
         12/31/97 (42)                   230,000       230     114,770
         12/31/97 (43)                   200,000       200      39,800
         12/31/97 (44)                    62,500        63      13,999
         12/31/97 (45)                   195,000       195      48,555
         12/31/97 (46)                    75,000        75      24,925
         12/31/97 (47)                    20,000        20       7,980
         12/31/97 (48)                   100,000       100      48,900
         12/31/97 (49)                   140,000       140      69,860
         12/31/97 (50)                  (400,000)     (400)    (19,600)

Net Loss for the year                                                         (767,692)
----------------------------------------------------------------------------------------
Balance at
December 31, 1997  0       $0         12,996,245   $12,996  $2,004,658     ($1,404,765)
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
Stock Issued                          23,364,852    23,365     800,460           -0-
Net Loss for the year                     -0-        -0-         -0-          (839,735)
----------------------------------------------------------------------------------------

Balances at
December 31, 1998   0       $0       36,361,097   $36,361   $2,805,118    ($2,244,500)
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
Stock Issued 2,750,000  27,500       17,675,700    17,676      741,509

Net Loss for the year                                                        (399,250)
----------------------------------------------------------------------------------------
Balances at
September 30,
1999         2,750,000 $27,500       54,036,797   $54,037   $3,546,627    ($2,643,750)
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

(A) Preferred stock, par value $.001, convertible to 10 shares of common stock, 25,000,000 shares authorized, 2,750,000 shares issued and outstanding
(B) Common stock, par value $.001, 150,000,000 shares authorized, 54,036,797 shares issued and outstanding. See accountants' report and accompanying notes to consolidated financial statements.

                THE AUXER GROUP, INC.
             (During Development Stage)

1)     Shares issued to purchase CT Industries, Inc.
2)     Issuance of shares of common stock in consideration of consulting services at par.
3)     Issuance of shares of common stock in consideration of consulting services at par.
4)     Sale of shares pursuant to Rule 504 at $.90 per share.
5)     Sale of shares of common stock pursuant to Regulation D at $.50 per share.
6)     Sale of shares of common stock pursuant to Rule 504 at $.10 per share.
7)     Issuance of shares of common stock to purchase Universal Filtration Industries,
       Inc. at $.05 per share.
8)     Issuance of shares of common stock in consideration of consulting services at $.43 per share.
9)     Sale of shares of common stock pursuant to Rule 504 at $.40 per share.
10)    Issuance of shares of common stock for acquisition of Motion Lube contract at $.05 per share.
11)    Sale of shares of common stock pursuant to Regulation D at $.50 per share.
12)    Sale of shares of common stock pursuant to Regulation D at $.10 per share.
13)    Issuance of shares of common stock for acquisition of Harvey Westbury Corp. at
       $.50 per share.
14)    Issuance of shares of common stock for license agreement at $.05 per share.
15)    Sale of shares of common stock pursuant to Regulation D at $1.00 per share.
16)    Issuance of shares of common stock pursuant to Regulation D as consideration for consulting at $.05 per share.
17)    Sale of shares of common stock pursuant to Rule 504 at $.50 per share.
18)    Sale of shares of common stock pursuant to Rule 504 at $.50 per share.
19)    Sale of shares of common stock pursuant of Regulation D at $.50 per share.
20)    Exchange of shares of common stock in exchange for note receivable.
21)    Sale of shares of common stock pursuant to Rule 504 at $.40 per share.
22)    Sale of shares of common stock pursuant to Rule 504 at $.09 per share.
23)    Sale of shares of common stock pursuant to Rule 504 at $.15 per share.
24)    Sale of shares of common stock pursuant to Rule 504 at $.19 per share.
25)    Sale of shares of common stock pursuant to Rule 504 at $.20 per share.
26)    Sale of shares of common stock pursuant to Rule 504 at $.225 per share.
27)    Sales of shares of common stock pursuant to Rule 504 at $.25 per share.
28)    Sales of shares of common stock pursuant to Rule 504 at $.28 per share.
29)    Sale of shares of common stock pursuant to Rule 504 at $.30 per share.
30)    Sale of shares of common stock pursuant to Rule 504 at $.31 per share.
31)    Sale of shares of common stock pursuant to Rule 504 at $.325 per share.
32)    Sale of share of common stock pursuant to Rule 504 at $.34 per share.
33)    Sale of shares of common stock pursuant to Rule 504 at $.37 per share.
34)    Sale of shares of common stock pursuant to Rule 504 at $.40 per share.
35)    Sales of shares of common stock pursuant to Rule 504 at $.45 per share.
36)    Sales of shares of common stock pursuant to Rule 504 at $.50 per share.
37)    Sales of shares of common stock pursuant to Rule 504 at $.75 per share.
38)    Sales of shares of common stock pursuant to Rule 504 at $1.00 per share.
39)    Issuance of shares of common stock pursuant to Regulation D as consideration services rendered at $.05 per share.
40)    Issuance of shares of common stock pursuant to Regulation D as consideration services rendered at $.25 per share.
41)    Issuance of shares of common stock pursuant to Regulation D as consideration services rendered at $.40 per share.
42)    Issuance of shares of common stock pursuant to Regulation D as consideration services rendered at $.50 per share.
43)    Issuance of shares of common stock in consideration for services rendered at
       $.20 per share.
44)    Issuance of shares of common stock in consideration for services rendered at
       $.225 per share.
45)    Issuance of shares of common stock in consideration for services rendered at
       $.25 per share.
46)    Issuance of shares of common stock in consideration for services rendered at
       $.33 per share.
47)    Issuance of shares of common stock in consideration for services rendered at
       $.40 per share.
48)    Issuance of shares of common stock in consideration for services rendered at
       $.49 per share.
49)    Issuance of shares of common stock in consideration for services rendered at
       $.50 per share.
50)    Shares of common stock rescinded.

See accountants' report and accompanying notes to consolidated financial statements.

                       THE AUXER GROUP, INC.
                 CONSOLIDATED STATEMENT OF CASH FLOWS

                             Nine Months     Nine Months     Year End      Year End
                               Ending          Ending      December 31,  December 31,
                             September 30,    September 30,    1998          1997
                                1999             1998        (Audited)      (Audited)
                             (Unaudited)       (Unaudited)
                             -------------   --------------  ------------  ------------

CASH FLOWS FROM OPERATING ACTIVITIES

Net profit (loss)             ($499,030)       ($658,877)       ($839,735)  ($767,692)
Amortization and depreciation    72,383          112,193          149,591      93,041
Extraordinary gain on
 forgiveness of debt             99,780            -0-              -0-         -0-
Extraordinary loss on
 note receivable               (353,000)           -0-              -0-         -0-
                             ----------------------------------------------------------
                               (679,867)        (546,684)        (690,144)   (674,651)
(Increase) decrease:

   Accounts receivable          (79,274)          18,404           20,918     (12,617)
   Inventory                   (152,713)          50,106           58,362    (117,933)
   Prepaid                      (14,500)           -0-            (15,125)      -0-
   Note Receivable              353,000            -0-              -0-         -0-
   Other receivables            (27,949)          (5,742)           -0-         -0-

Increase (decrease):

Accounts payable &
 accrued expenses               (59,986)           1,735           13,269     86,490
                             ----------------------------------------------------------
TOTAL CASH FLOW
 FROM OPERATIONS               (661,289)        (477,905)        (608,444)  (722,987)
                             ----------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES

Stock subscription receivable     -0-              -0-             -0-       -0-
Other Loan Receivable             -0-              -0-             -0-       6,500
Organization costs                -0-              -0-             -0-     (30,000)
License costs                     -0-              -0-             -0-    (130,000)
Engineering and product
 marketing costs                  -0-              -0-             -0-    (157,025)
Purchase property
 and equipment                  (12,262)          (1,235)         (2,735)  (19,412)
Investment - affiliate          (15,000)        (135,000)       (135,000) (218,000)
Excess of cost over book value    -0-              -0-             -0-     (11,200)
Security deposit                  -0-              -0-             -0-      (7,652)
Film production costs             -0-            (22,500)          -0-     (49,000)
                   -----------------------------------------------------------------

TOTAL CASH FLOWS FROM
 INVESTING ACTIVITIES           (27,262)        (158,735)       (137,735) (615,789)
                   -----------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES

Borrowings/payments under line
 of credit agreement (net)      (32,195)         (39,278)        (28,759)   54,552
Proceeds from short term debt     -0-              -0-             -0-     422,000
Payments on short term debt     (11,054)         (20,000)        (40,000) (100,000)
Shareholder loan payable        (54,885)         (23,032)        (36,801)  (48,200)
Sale of common stock            759,185          688,325         823,825   999,072
Sale of preferred stock          27,500            -0-             -0-       -0-
                   ----------------------------------------------------------------
TOTAL CASH FLOWS FROM
 FINANCING ACTIVITIES           688,551          606,015         718,265 1,327,424
                   ----------------------------------------------------------------
NET INCREASE IN CASH             28,352          (30,625)        (27,914)  (11,352)

CASH BALANCE BEGINNING
 OF PERIOD                        3,087           31,001          31,001    42,353
                   ----------------------------------------------------------------
CASH BALANCE END OF PERIOD      $31,439             $376          $3,087   $31,001
                   ----------------------------------------------------------------
                   ----------------------------------------------------------------
See accountants' report and accompanying notes to consolidated financial statements.

The consolidated balance sheet at September 30, 1999 and the consolidated statements of operations and cash flows for the nine months ended September 30, 1999 and the consolidated statement of stockholders' equity for the nine months ended September 30, 1999 are unaudited but include all adjustments which are in the opinion of management, necessary to the fair presentation of the financial position and results of operations for the periods then ended. All such adjustments are of normal and recurring nature. The results of the operations for any interim period are not necessarily indicative of results of operations for a full fiscal year.

Note 1 -      Organization of Company
-------------------------------------
a.        Creation of the Company

     Auxer Industries, Inc. (the "Company") was formed on June 20, 1920 under the laws of the State of Idaho as The Auxer Gold Mines with an initial capitalization of 500,000 shares of common stock, $1.00 par value each and a life of 50 years. On August 22, 1960, its certificate of incorporation was amended to change the number of authorized shares to issue to 10,000,000 common shares $.50 par value each. On May 2, 1995, the certificate of incorporation was amended to change the name of the Company to Auxer Industries, Inc. and to change the number of authorized shares to 50,000,000 shares of common stock, $.001 par value each.

     On August 11, 1997 the Company incorporated in the
State of Delaware under the name The Auxer Group, Inc.  In
September 1997 the shareholders of the Company voted to exchange their shares on a one for one basis for shares in the new Company, The Auxer Group, Inc. The new corporate name was effective January 1, 1998 for accounting and tax purposes.

b.       Description of the Company

     The Company is an investment holding Company that is comprised of four subsidiaries: the Harvey Westbury Corporation, Hardyston Distributors, Inc., CT Industries, and Universal Filtration Industries. The Company is a manufacturer, wholesaler, and distributor with a line of automotive, marine, and aviation aftermarket and hardware products. The Company was considered to be in a development stage from April 18, 1995 until the end of its fiscal year December 31, 1997 since it has generated moderate recovery from the sales of its various product lines.

     On April 18, 1995, the Company acquired CT Industries,
Inc. ("CT"), a New Jersey corporation based in Wayne, New
Jersey.  CT is a distributor of various automotive products.

     On February 8, 1996, the Company acquired Universal Filtration Industries, Inc. ("Universal Filtration") a New York corporation. Based in Farmingdale, New York, Universal Filtration has developed the "Fiona Micro Screen Filter", a replacement upgrade to a component of machinery used by the dry cleaning industry.

     On October 25, 1996, the Company acquired Harvey-Westbury Corp. ("Harvey-Westbury"), a New York corporation.
Based in Farmingdale, New York, Harvey-

c. Westbury is a manufacturer and wholesaler of various automotive, marine and aviation products.

     On April 22, 1999, the Company purchased the assets of Hardyston Distributors. Based in northern New Jersey,
Hardyston Distributors is an automotive parts distributor.

Note 2 -  Summary of Significant Accounting Policies
-----------------------------------------------------

a.         Basis of Financial Statement Presentation
      The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $2,996,750 for period from April 18, 1995 to September 30, 1999. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing.

     The Company is anticipating that with the completion of proposed private placements of its securities, the Company will have sufficient funding to increase sale of its products to the public. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing additional products, improve manufacturing efficiency and build an inventory to meet fulfillment requirements for the Company's various automotive products and filters for the cleaning industry and the completion of planned acquisitions. The Company plans to engage in such ongoing financing efforts on a continuing basis.

     The consolidated financial statements presented consist of the Company and its wholly owned subsidiaries CT, Universal Filtration and Harvey Westbury, all of which are under common control. Material inter-Company transactions and balances have been eliminated in the consolidation.

b.        Earnings per share

     Earnings per share have been computed on the basis of the total number of shares of common stock outstanding as of December 31, 1997 of 12,996,245.

     Earnings per share have been computed on the basis of the total number of shares of common stock outstanding as of September 30, 1998 of 23,908,355.

     Earnings per share have been computed on the basis of the total number of shares of common stock outstanding as of December 31, 1998 of 36,361,097.

     Earnings per share have been computed on the basis of the total number of shares of common stock outstanding as of September 30, 1999 of 54,036,797.

     Earnings per share - assuming dilution, have been computed on the basis of the number of shares of common stock outstanding as of September 30, 1999 of 81,536,797 assuming the dilution effect of the convertible preferred stock issued and outstanding. Each preferred share is convertible to 10 shares of the Company's common stock.

c.       Receivables

     Allowances against receivables are provided equal to the estimated collection losses that will be incurred in collection of all receivables and a reserve for returns and discounts traditionally taken. Estimated allowances are based on historical collection experience coupled with review of current status of the existing receivables and amounted to $11,666 at December 31, 1997, $33,523 at
December 31, 1998 and $112,797 at September 30, 1999.

d.     Property and Equipment

    Property and equipment are recorded at cost and are depreciated under the straight-line methods over the estimated useful lives of the related assets. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized.
Expenditures for maintenance and repairs are charged to expense as incurred.
a.

                             Cost at             Accumulated Depreciation
                             12/31/97                  12/31/97
                            ----------         --------------------------
Machinery and equipment       $40,516                   $7,792

Office furniture and fixtures   6,249                      893

Leasehold improvements          5,757                      823
                             Cost at             Accumulated Depreciation
                             12/31/98                  12/31/98
                            ----------         --------------------------
Machinery and equipment       $41,751                  $17,780

Office furniture and fixtures   7,749                    2,423

Leasehold improvements          5,757                    2,233
                             Cost at             Accumulated Depreciation
                             12/31/99                  12/31/99
                            ----------         --------------------------
Machinery and equipment       $41,751                  $14,915

Office furniture and fixtures   6,249                    2,232

Leasehold improvements          5,757                    2,058

e.         Revenue recognition

     Revenue is recognized when products are shipped or services are rendered or maintenance contracts are signed.

f.     Note Receivable

     During 1997, the Company formed Auxer UK Ltd., a
wholly-owned foreign corporation based in the United
Kingdom.   This Company invests in software technologies in
the United Kingdom.

     This Company is treated as an investment as of December 31, 1997 and was subsequently sold on June 20, 1998. The Company has a note receivable of $353,000 from the sale at an interest rate of 8%. The Company agreed to defer principle and interest payments on said note until such time that certain criteria were met. As of September 30, 1999 the Company determined that the collectability of the note is doubtful and has written it off. This event is treated as an extraordinary on the consolidated and retained earnings for the nine months ending September 30, 1999.

g.    Research and development expenses

     Research and development costs are charged to operations when incurred.

h.    Patents, Trademarks and Licensing Agreements

     Certain costs incurred to acquire exclusive licenses of patentable technology are capitalized and amortized over a five-year period or the term of the license, whichever is shorter. The portion of these amounts determined to be attributable to patents is amortized over their remaining lives and the remainder is amortized over the estimated period of benefits but not more than 40 years.

i.    Organization Costs

     The cost of organizing the Company is being amortized over 60 months. Amortization expense charged to operations for the year ended December 31, 1997 was $3,000, , for the nine month period ended September 30, 1998 was $4,500, for the year ended December 31, 1998 was $6,000, for the nine month period ended September 30, 1999 was $4,500.

j.    Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Note 3 - Acquisitions
---------------------

    (a)     Acquisition of CT Industries, Inc.

     On April 18, 1995, the Company acquired all the capital stock CT, owned equally by Eugene Chiaramonte, Jr. and Howard Tapen, for 4,000,000 shares of common stock.

    (b)     Acquisition of Universal Filtration Industries,
Inc.

     On February 10, 1996, the Company entered into a memorandum of understanding which was formalized on August 7, 1996, for the acquisition of all of the common shares of Universal Filtration for 1,500,000 shares of common stock. Under this agreement, the Company delivered stock certificates representing 1,000,000 shares. Certificates representing 500,000 shares of common stock were issued but not delivered, as their delivery was premised on the results of operations as set forth in audited financial statements.

     As of December 20, 1996, the acquisition agreement was modified as follows because certain economic representations of Universal were note met:

     Of the 500,000 shares of common stock issued, the delivery which was contingent on Universal Filtration meeting various performance objectives, 400,000 shares were rescinded.

c.   Acquisition of Harvey-Westbury Corp.

     On October 25, 1996, the Company issued 170,000 shares of common stock for acquisition of Harvey-Westbury at $.50 per share.

d.   Acquisition of the assets of Hardyston Distributors

         On April 22, 1999 the Company issued 836,700 shares of common stock at $.1075 per share plus $15,000 for the purchase of inventory and sundry equipment from Mr. Ernest
DeSaye, a sole proprietor.

Note 4 -      Inventory
-----------------------

     Inventory consists of raw materials, work in process and finished goods and is valued at the lower cost or market.

Note 5 -      Debt
-------------------
(a)     Security Agreement

     The Company has entered into a security agreement with Finova Growth Finance to borrow money secured by the receivables evidenced by invoices of Harvey-Westbury Corp.
The Company has provided guarantees of the repayment of loans. United agreed to lend an amount equal to 75% of the net value of all Harvey-Westbury's accounts.

(b)     Notes Payable

     The following is a summary of short term debt at December 31, 1997:

     Convertible Notes Payable to Augustine Fund in the amount of $100,000, dated November 21, 1997 payable on demand plus interest at a rate of 8%, payable semi-annually on March 1 and August 1 with shares of the Company's common stock.

     Convertible Notes Payable to FT Trading in the amount of $50,000 dated September 5, 1997 payable on demand plus interest at a rate of 8%, payable semi-annually on January 1 and June 1 with shares of the Company's common stock.

     Notes Payable to Creative Capital in the amount of $80,000 payable on demand plus interest at a rate of 8%.

     The following is a summary of short term debt at December 31, 1998:

     Convertible Notes Payable to Augustine Fund in the amount of $110,000, dated November 21, 1998 payable on demand plus interest at a rate of 8%, payable semi-annually on March 1 and August 1 with shares of the Company's common stock.

     Notes Payable to Creative Capital in the amount of $80,000 payable on demand plus interest at a rate of 8%.

     The following is a summary of short term debt at September 30, 1999:

     Convertible Notes Payable to Augustine Fund in the amount of $99,780, dated November 21, 1998 payable on demand plus interest at a rate of 8%, was forgiven on March 25, 1999.

     Notes Payable to Creative Capital in the amount of $80,000 payable on demand plus interest at a rate of 8%.

     Note Payable to Hudson United Bank in the amount of $4,166 at a rate of 8% payable in 24 monthly installments of $238.84.

Note 6 -      Related Party Transactions
-----------------------------------------

     Issuance of Common Shares

     On April 18, 1995, the Company acquired all the capital
CT, owned equally by Eugene Chiaramonte, Jr. and Howard
Tapen, for 4,000,000 shares of common stock.

Note 7 -      Income Taxes
---------------------------

     The Company provides for the tax effects of transactions reported in the financial statement. The provision, if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of September 30, 1998, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carry forward and was fully offset by a valuation allowance.

     The Company has net operating loss carry forwards for income tax purposes of $(1,407,873) at December 31, 1997, $(2,063,642) at September 30, 1998, of $(2,244,500) at
December 31, 1998, of $(2,996,750) at September 30, 1999.
These carry forward losses are available to offset future taxable income, if any, and expires starting in the year 2011. The Company's utilization of this carry forward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

Deferred
tax asset:      Sep 30, 1999      Sep 30, 1998      Dec 31, 1998     Dec 31, 1997
                -----------------------------------------------------------------
Net Operating loss
 carry forward    $1,018,895          $701,638          $763,130         $478,677
Valuation
 allowance        (1,018,895)         (701,638)         (763,130)        (478,677)
Net deferred
 tax assets               $0                $0                $0               $0
                 -----------------------------------------------------------------
                 -----------------------------------------------------------------

     The Company recognized no income tax benefit for the loss generated for the periods through September 30, 1998.

     SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion of all of a deferred tax asset will not be realized. The
Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

Note 8 -      Business and Credit Concentrations
------------------------------------------------

     The amount reported in the financial statements for cash, trade accounts receivable and investments approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.

     Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables. Collateral is generally not required.

Note 9 -  Commitments and Contingencies
----------------------------------------

a.          Lease agreement for office space

     The Company entered into a three-year lease agreement with a nonaffiliated party beginning on November 1, 1996 at 30 Galesi Drive, Wayne, New Jersey for office space. An
$1,800 security deposit was required with minimum monthly rental payments to be paid as follows:
a.

Period                                      Annual Rent       Monthly Rent
-------------------------------------       -----------      -------------
December 1, 1997 to November 30, 1998       $21,948.00       $1,829.00
December 1, 1998 to November 30, 1999       $23,777.04       $1,981.42

     In consideration of the Company taking the space in an "as is' condition, the Landlord abated the monthly base rent for a period of 4 months. Payment of rent began on April 1, 1997. After November 30, 1999, the Company is continuing to lease the property on a month to month basis through February 29, 2000 at the same rate as the last period.

     The Company has the right to terminate this lease after the first year upon 90 days notice. If the Company elected to terminate the lease, the Company agrees to pay a termination fee equal to four months rent.

b.   Lease Agreement for Industrial Facility

     The Company entered into a three-year lease agreement with a non affiliated party beginning on April 1, 1995 and expiring April 1, 1998, at 15 Heisser Court, Farmingdale, New York, for the Harvey-Westbury operations. On February 23, 1998, the lease was extended to expire on April 30, 1999. On March 29, 1999 the lease was extended to expire on April 30, 2000. A $5,770 security deposit was required with minimum monthly rental payments to be paid as follows:
a.

Period                              Annual Rent       Monthly Rent
-----------------------------       -----------      -------------
May 1, 1997 to April 30, 1998       $33,744.00       $2,812.00
May 1, 1998 to April 30, 1999       $35,604.00       $2,967.00
May 1, 1999 to April 30, 2000       $36,024.00       $3,002.00

      The Company assumed the lease agreement with a non affiliated party entered into by Mr. Ernest DeSaye, Jr.
beginning March 1, 1998 and expiring on February 28, 1999.
The option to renew for an additional year was invoked extending the expiration of the lease to February 28, 2000.

Period                                   Annual Rent     Monthly Rent
----------------------------------       -----------     ------------
March 1, 1998 to February 28, 1999       $8,400.00       $700.00
March 1, 1999 to February 28, 2000       $8,700.00       $725.00

c.    Purchase of Filter Marketing Rights

     In October, 1995, Universal Filtration entered into an agreement with William Hayday for the purchase of the worldwide non transferable rights to market the Fiona Button
Trap Filter and the rights to make any future modification to the design.

     The term of the agreement was October 1, 1995 until September 30, 1999. The agreement has expired as of this period and was not renewed.

Note 10 -      Development Stage Company
----------------------------------------

     The Company was considered to be a development stage
Company with little operating history and having conducted research and development and test market activities, funded the production of multiple sales videos of the Company's expanded product lines for television and cable presentation, obtained financing, hired personnel and developed consulting relationships for the period April 18, 1995 to December 31, 1997. The Company will also be dependent upon its ability to raise additional capital to complete its marketing program, acquiring additional equipment, management talent, inventory and working capital to engage in profitable business activity.

Note 11 -      Segment Information
------------------------------------

The Company's consolidated balance sheet consists of the following subsidiary components as of September 30, 1999:

                          CT          Universal    Hardyston     Harvey-       Auxer
              Auxer       Industries  Filtration   Distributors  Westbury   Indust.,Inc.
              Industries  Inc.        Industries   Inc.          Corp.       Consolidated
              Inc.                    Inc.
             ------------ ----------- -----------  ------------ ----------- -------------
Balance Sheet
Current Assets    $27,344   $19,662       $0       $143,698       $351,404    $542,108
Fixed Assets       11,100         0    3,397          7,527          8,928      30,952
Other Assets      267,063    46,754   10,910          5,514         24,663     354,904
----------------------------------------------------------------------------------------
Total Assets     $305,507   $66,416  $14,307       $156,739       $384,995    $927,964
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current
 Liabilities     $101,710   $39,761  $17,230        $23,365       $114,484    $296,550
Long Term
 liabilities            0         0        0              0              0           0
Stockholders'
 Equity           203,797    26,655   (2,923)       133,374        270,511     631,414
----------------------------------------------------------------------------------------
Total liabilities and
 stockholders'
  equity         $305,507   $66,416  $14,307       $156,739       $384,995    $927,964
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
The Company's consolidated statement of operations for the nine month period ended
September 30, 1999
Statement of operations
Revenues               $0    $2,851       $0       $261,626      $387,001    $651,478
Costs of goods sold     0     2,316        0        178,741       246,019     427,076
--------------------------------------------------------------------------------------
Gross profit            0       535        0         82,885       140,982     224,402
Operating
 expenses        (213,000)  (11,363)     (56)       (67,505)     (431,508)   (723,432)
--------------------------------------------------------------------------------------
Net income
 (loss)         $(466,220) $(10,828)    $(56)       $15,380     $(290,526)  $(752,250)
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

The Company's consolidated balance sheet consists of the following subsidiary components as of September 30, 1998:

                          CT          Universal    Harvey-     The  Auxer
              The Auxer   Industries  Filtration   Westbury    Group, Inc.
              Group       Inc.        Industries   Corp.
              Inc.                    Inc.
             ------------ ----------- -----------  ------------ -----------
Balance Sheet
Current Assets    $16,368    $30,815     $10,969     $203,126     $261,278
Fixed Assets       13,456        607       4,737       15,752       34,552
Other Assets      667,482     71,379      25,455       57,257      821,573
---------------------------------------------------------------------------
Total Assets     $697,306   $102,801     $41,161     $276,135   $1,117,403
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current
 Liabilities     $211,976    $44,721     $37,369     $181,000    $475,066
Long Term
 liabilities            0          0           0            0           0
Stockholders'
  Equity          485,330     58,080       3,792       95,135     642,337
--------------------------------------------------------------------------
Total liabilities and
 stockholders'
  equity         $697,306   $102,801     $41,161     $276,135  $1,117,403
--------------------------------------------------------------------------
--------------------------------------------------------------------------
The Company's consolidated statement of operations for the nine months ended September 30,
1998
Statement of operations
Revenues              $0       $967      $2,750     $235,346    $239,063
Costs of goods sold    0        805       1,500      180,518     182,823
-------------------------------------------------------------------------
Gross profit           0        162       1,250       54,828      56,240
Operating
 expenses       (278,225)    (1,719)    (12,989)    (422,184)   (715,117)
-------------------------------------------------------------------------
Net income
 (loss)        $(278,225)   $(1,557)   $(11,739)   $(367,356)  $(658,877)
-------------------------------------------------------------------------
-------------------------------------------------------------------------

The Company's consolidated balance sheet consists of the following subsidiary components as of December 31, 1998:

                          CT          Universal    Harvey-       Auxer
              Auxer       Industries  Filtration   Westbury   Industries,Inc.
              Industries  Inc.        Industries   Corp.       Consolidated
              Inc.                    Inc.
             ------------ ----------- -----------  ------------ -----------
Balance Sheet
Current Assets    $19,153    $19,348       $280       $200,539    $239,320
Fixed Assets       13,029        107      4,076         15,609      32,821
Other Assets    2,091,568   (251,987)  (317,216)      (757,209)    765,156
---------------------------------------------------------------------------
Total Assets   $2,123,750  $(232,532) $(312,860)     $(541,061) $1,037,297
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current
 Liabilities     $220,863    $42,142    $37,580       $139,733    $440,318
Long Term
 liabilities            0          0          0              0           0
Stockholders'
 Equity         1,902,887   (274,674)  (350,440)      (680,794)    596,979
---------------------------------------------------------------------------
Total liabilities and
 stockholders'
  equity       $2,123,750  $(232,532) $(312,860)     $(541,061) $1,037,297
---------------------------------------------------------------------------
---------------------------------------------------------------------------
The Company's consolidated statement of operations for the year ended December 31, 1998

Statement of operations
Revenues               $0    $1,168     $2,750       $283,538    $287,456
Cost of goods sold      0    38,934        400        198,618     237,952
Gross profit            0   (37,766)     2,350         84,920      49,504
Operating
 expenses        (347,745)  (21,351)   (16,880)      (333,410)   (889,239)
--------------------------------------------------------------------------
Net income
 (loss)         $(347,745) $(59,117)  $(14,530)     $(418,330   $(839,735)
--------------------------------------------------------------------------
--------------------------------------------------------------------------

The Company's consolidated balance sheet consists of the following subsidiary components as of December 31, 1997:

                          CT          Universal    Harvey-       Auxer
              Auxer       Industries  Filtration   Westbury   Industries,Inc.
              Industries  Inc.        Industries   Corp.       Consolidated
              Inc.                    Inc.
             ------------ ----------- -----------  ------------ -----------
Balance Sheet
Current Assets    $10,172     $58,594      $2,668      $264,231    $335,665
Fixed Assets       16,949         607       5,706        19,752      43,014
Other Assets    1,622,683    (213,664)   (299,719)     (342,481)    766,819
----------------------------------------------------------------------------
Total Assets   $1,649,804   $(154,463)  $(291,345)     $(58,498) $1,145,498
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current
 Liabilities     $222,996     $61,094     $44,565      $203,954      $532,609
Long Term
 liabilities           0           0           0             0           0
Stockholders'
 Equity         1,426,808    (215,557)   (335,910)     (262,452)    612,889
----------------------------------------------------------------------------
Total liabilities and
 stockholders'
  equity        $1,649,804   $(154,463)  $(291,345)     $(58,498) $1,145,498
----------------------------------------------------------------------------
----------------------------------------------------------------------------
The Company's consolidated statement of operations for the year ended December 31, 1997

Statement of operations
Revenues             $ 0       $1,149     $47,347      $459,581    $508,077
Costs of goods sold    0            0       9,303       336,021     345,324
Gross profit           0        1,149      38,044       123,560     162,753
Operating
 Expenses       (425,140)     (46,563)   (101,776)     (356,966)   (930,445)
----------------------------------------------------------------------------
Net income
 (loss)        $(425,140)    $(45,414)   $(63,732)    $(233,406)  $(767,692)

Note 12 -      Restatement
--------------------------

     During 1998, errors were discovered in which stock was issued and not recorded, and stock was issued and recorded at the incorrect price. These errors were corrected by restating notes payable, accumulated deficit, common stock and capital in excess of par. The effect of these errors was to overstate 1996 net losses by $2,402, understate 1997 net losses by $17,500 and overstate notes payable by $102,000 for a net change in stockholders' equity of $117,098.

     In addition, the Company accrued as salary for the President for the years ended December 31, 1995, 1996 and 1997 at $100,00 per year for a total of $300,000. On July
6, 1999, the parties agreed that the compensation accrued would be deferred until such time certain criteria are met.
As a result, the financial statements were restated to reflect the effect of not accruing officer salary at $100,000 per year for 1995, 1996, and 1997 resulting in a net change in stockholders equity of $300,000.
Item 15.(b)      Exhibits

Exhibit No.     Description
2.0     Plan of Reincorporation

3.1     Articles of Incorporation of The Auxer Group, Inc. and Articles of
        Amendment

3.2     By-laws of The Auxer Group, Inc.
10.1    Acquisition Agreement and Plan of Reorganization between the Auxer Gold
        Mines and CT Industries Inc.
10.2    Acquisition Agreement of Harvey-Westbury Corp.
10.3    Carquest Products, Inc. License Agreement
10.4    Agreement of Business Combination By Exchange of Assets for Stock between
        The Auxer Group, Inc. and Ernest DeSaye, Jr. doing business as
        Hardyston Distributors.
10.5    Agreement and Plan of Acquisition between Auxer Industries, Inc. and
        Universal Filtration Industries, Inc.
10.6    Finova Capital Corporation Agreement.
10.7    PMR and Associates Investor Relation Agreement dated January 4, 1999
10.8    PMR and Associates Investor Relations Services Agreement dated
        April 6, 1999
10.9    PMR and Associates Management Consulting Services Agreement dated
        July 1, 1999
21      Subsidiaries

27.1    Financial Data Schedule for The Auxer Group, Inc.

Signatures
In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
                             /S/EUGENE CHIARAMONTE, JR.
                             --------------------------
                             BY: EUGENE CHIARAMONTE, JR.
                                 Title: President, Chief
                                 Executive Officer and
                                 Director
Date: December 1, 1999

EXHIBIT 2.0 - AUXER REINCORPORATION
-----------------------------------

     Merger of Auxer Industries, Inc. into a newly formed Delaware company. The proposed Reincorporation would be accomplished by merging the Company into a newly formed Delaware company, which will be named the Auxer Group, Inc. ("Auxer Delaware"), pursuant to an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"). Auxer Delaware will be incorporated in Delaware specifically for purposes of the Reincorporation and will have conducted no business and have no material assets or liabilities. Auxer Delaware's principal executive offices will be located at 30 Galesi Drive, Wayne, New Jersey 07470; telephone (201) 890-1331. The Reincorporation would not result in any change in the Company's business, assets or liabilities and would not result in any relocation of management or other employees.

     Effective Time. The Merger will take effect on the later of the times (the "Effective Time") on which a Certificate of Merger is filed with the Secretary of State of Idaho and Articles of Merger are accepted for record by the Secretary of State of Delaware, which filings are anticipated to be made as soon as practicable after the Reincorporation proposal is approved by the stockholders of the Company. On the Effective Time, the separate corporate existence of the Company will cease and stockholders of the Company will become stockholders of Auxer Delaware.

     Management After the Merger. Immediately after the
Merger, members of the board of directors of Auxer Delaware
(the "Delaware Board of Directors") will be composed of the current members of the board of directors of the Company.
The current members of the board of directors will continue to hold office as directors of Auxer Delaware until their terms expire. The term will be until the next meeting of shareholders of Auxer Delaware.

     Conversion of Common Stock. As a result of the Reincorporation, each outstanding share of common stock of the Company will automatically be converted into one share of common stock of Auxer Delaware (the "Delaware Common Stock"). Other than changes due to the differences between Idaho and Delaware law, there will be no changes in the rights, preferences or privileges of holders of the Common
Stock as a result of the Reincorporation, except that the certificate of incorporation of Auxer Delaware will authorize a class of preferred stock whereas the present certificate of incorporation of the Company does not so authorize. The Delaware Common Stock will be listed on the NASD Electronic Bulletin Board under a new symbol. Share certificates will have a new CUSIP number.

     Number of Shares of Common Stock Outstanding. The number of outstanding shares of Delaware Common Stock immediately following the Reincorporation will equal the number of Shares of Common Stock of the Company outstanding immediately prior to the Effective Time.

     Employee Plans. The Company's Nonstatutory Stock Option Plan (the "Plan"), will be continued by Auxer Delaware following the Reincorporation. Approval of the proposed Reincorporation will constitute approval of the adoption and assumption of the Plans by Auxer Delaware.

     Federal Income Tax Consequences. The Reincorporation is intended to be tax free under the Code. Accordingly, no gain or loss will be recognized by the holders of shares of the Company's Common Stock as a result of the Reincorporation, and no gain of loss will be recognized by the Company or Auxer Delaware. Each former holder of shares of the Company's Common Stock will have the same basis in the Delaware Common Stock received by such holder pursuant to the Reincorporation as such holder has in the shares of the Company's Common Stock held by such holder at the Effective Time. Each stockholder's holding period with respect to the Delaware Common Stock will include the period during which such holder held the share of Common Stock, provided the latter were held by such holder as a capital asset at the Effective Time. The Company has not obtained a ruling from the Internal Revenue Service with respect to the consequences of the Reincorporation.

     The Company believes no gain or loss should be recognized by the holders of outstanding options to purchase shares of Common Stock. provided that all such options (a) were originally issued in connection with the performance of services by the optionee; (b) lacked a readily ascertainable value (e.g., were not actively traded on an established market) when originally granted; and (c) the options to purchase the Delaware Common Stock into which the Company's outstanding options will be converted in the Reincorporation also lack a readily ascertainable value when issued.

     The foregoing is only a summary of certain federal tax consequences. Stockholders should consult their own tax advisers regarding the federal tax consequences of the Reincorporation as well as any consequences under the laws of any other jurisdiction.

     Accounting Treatment of the Merger. Upon consummation of the Merger, all assets and liabilities of the Company will be transferred to Auxer Delaware at book value because the conversion of the Company's Common Stock into Delaware
Common Stock will be accounted for as a pooling of interests.

     Approval Required ,for Reincorporation. The affirmative vote of a majority of the outstanding shares of the Company's capital stock entitled to vote on the proposal is required for approval of the Reincorporation. The Reincorporation may be abandoned or the Merger Agreement may be amended with certain exceptions either before or after stockholder approval has been obtained, if in the opinion of the Board of Directors, circumstances arise that make such action advisable.

     Shares of Preferred Stock. A paragraph in the proposed Delaware certificate of incorporation would authorize the creation of 5,000,000 shares of preferred stock. Under the terms of the paragraph., the preferred stock may be issued, from time to time, in one or more classes. The attributes of each such class would be designated by the Board of Directors prior to issuance. Attributes which may but need not be given to any given class by the board include preference over the common stock in the event of liquidation of the Company, dividend (cumulative or noncumulative) rights either on a fixed or variable basis, the right to participate in dividends declared to shareholders of Common Stock, voting and conversion into Shares of Common Stock at a fixed ratio or variable ratio dependent on factors such a the market price of the Common Stock.

     This flexibility of structure makes the existence of preferred stock a powerful tool to raising capital. On the other hand, shareholders of Common Stock may be adversely affected by this flexibility. For example, their dividends may be reduced by dividends declared and paid to holders of one or more classes of preferred stock; their percentage ownership of Auxer Delaware may be reduced by conversion of shares of preferred stock into Shares of Common Stock; their control of Auxer Delaware may be reduced by voting rights, including super voting rights, which may be granted holders of one or more classes of preferred stock.

    There can be no assurance that the Company will receive commitments for such financing on terms acceptable to it. The Board of Directors believes, however, that having preferred stock authorized and available for issuance or reservation will allow Auxer Delaware to have greater flexibility in considering potential future actions involving the issuance of stock which may be desirable or necessary to accommodate Auxer Delaware's growth plans, including capital raising transactions and acquisitions. The Company does not presently contemplate seeking stockholder approval for any future issuances of preferred stock unless required to do so by an obligation imposed by applicable law or a regulatory authority. Except as indicated above, the Board of Directors has no current plans to effect any such potential actions.

     This paragraph in the certificate of incorporation contemplated by this proposal would have an anti-takeover effect. However, the Company is not aware of any specific effort by any party or parties to take a controlling interest in the Company. Neither the certificate of incorporation or by-laws contain other provisions having anti-takeover effect and management of the Company does not contemplate proposing other anti-takeover measures in future proxy solicitations. In the event the Company is threatened, through purchases of shares on the open market, a proxy contest for control of the board of directors or a tender offer to stockholders, the Company may issue Shares of Preferred Stock, convertible into Shares of Common Stock to parties friendly to Management in order to thwart such threat or the Company may offer rights to convertible and/or voting preferred stock to existing stockholders at preferential prices in the event the party or parties threatening the takeover acquire an aggregate of a certain percentage of the outstanding Common Stock. However, the purposes of this paragraph to the Company's proposed certificate of incorporation are not related to any anti-take-over strategies.

EXHIBIT 3.1 - AUXER CERTIFICATE OF INCORPORATION
------------------------------------------------

                 STATE OF DELAWARE
              CERTIFICATE OF AMENDMENT
          OF CERTIFICATE OF INCORPORATION
                The Auxer Group, Inc.
                ---------------------

a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.
DOES HEREBY CERTIFY-

FIRST: That at a meeting of the Board of Directors of

                The Auxer Group, Inc.
                 --------------------

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

               See attached schedule 1A

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General
Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed by Eugene Chiaramonte, an Authorized Officer, this 19th, day of March, 1999.

          By: (s) Eugene Chiaramonte
              -----------------------
                  Authorized Officer
          Name:   Eugene Chiaramonte

          Title:  President

                CERTIFICATE OF AMENDMENT
                            OF
              CERTIFICATE OF INCORPORATION
                            OF
                 THE AUXER GROUP, INC.
                     Schedule - 1 A
                       Fourth

The total number of shares of stock which the Corporation shall have authority to issue is 175,000,000. The per value of each such shares is $.001.

150,000,00 of such shares shall be common stock. 25,000,000
of such shares shall be preferred stock. The President of
the Corporation is hereby granted the power to determine by
resolution from time to time the powers , preferences,
rights, qualifications, restrictions, or limitations of the
preferred stock.
                  STATE OF DELAWARE
                CERTIFICATE OF AMENDMENT
            OF CERTIFICATE OF INCORPORATION
                 The Auxer Group, Inc.
                 ---------------------

a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,
DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of

                 The Auxer Group, Inc.
                 ---------------------

resolutions were duty adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " Fourth " so that, as amended, said Article shall be and read as follows:

           See attached schedule 1A

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General
Corporation Law of the State of Delaware. FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said has caused this certificate to be signed by Eugene Chiaramonte an Authorized Officer, this 19th day of March, 1999

By:  (s) Eugene Chiaramonte
     ----------------------
         Authorized Officer
Name:    Eugene Chiaramonte
         Print or Type
Title:   President

               CERTIFICATE OF AMENDMENT
                           OF
             CERTIFICATE OF INCORPORATION
                           OF
                THE AUXER GROUP, INC.
                   Schedule - 1A
                       Fourth

The total number of shares of stock which the Corporation shall have authority to issue is 175,000,000. The per value of each such shares is $.001.

150,000,000 of such shares shall be common stock. 25,000,000 of such shares shall be preferred stock. The President of the Corporation is hereby granted the power to determine by resolution from time to time the powers , preferences, rights, qualifications, restrictions, or limitations of the preferred stock.

               CERTIFICATE OF AMENDMENT
                          OF
              CERTIFICATE OF INCORPORATION
        BEFORE PAYMENT OF ANY PART OF THE CAPITAL
                          OF
                THE AUXER GROUP, INC.

It is hereby certified that:
1. The name of the corporation (hereinafter called the "corporation") is

                THE AUXER GROUP, INC.

2. The corporation has not received any payment of any of its stock.

3. The certificate of incorporatin of the corporation is hereby amended by striking out Article FOURTH thereof and by substituting in lieu of said Article the following new
Article:
                       "FOURTH"

      The total number of shares of stock which the Corporation shall have authority to issue is 75,000,000. The par value of each of such shares is $.001.

      50,000,000 of such shares shall be shares of common stock.

      25,000,000 of such shares shall be shares of preferred stock. The board of directors of the Corporation is hereby granted the power to determine by resolution from time to time the powers, preferences, rights, qualifications, restrictions or limitations of the preferred stock."

      The amendment of the certificate of incorporation of the corporation herein certified was duly adopted, pursuant to the provision of Section 241 of the General Corporation
Law of the State of Delaware, by the sole incorporator, no directors having been named in the certificate of incorporation and no directors having been elected.

      Signed on August 28, 1997

                             (s) Eugene Chiaramonte
                             -----------------------
                                 Eugene Chiaramonte,
                                 Incorporator

               CERTIFICATE OF INCORPORATION
                   THE AUXER GROUP, INC.

    The undersigned, a natural person, for the purpose of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the laws
(particularly Chapter 1, Title 8 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified and referred to as the "Delaware General
Corporation Law ") hereby certifies that:

                        FIRST:

    The name of this corporation (hereinafter called the "Corporation") is THE AUXER GROUP, INC.

                        SECOND:

    The address, including street, number, city and county, of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, Wilmington, New Castle County, Delaware 19805; and the name of the registered agent of the Corporation is Corporation Service Company.

                         THIRD:

    The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law of the State of Delaware.

                        FOURTH:

    The total number of shares of stock which the Corporation shall have authority to issue is 25,000,000. The par value of each of such shares is $.001.

          Subsequently amended. See certificate of amendment.

          20,000,000 of such shares shall be shares of common stock.


    5,000,000 of such shares shall be shares of preferred stock. The board of directors of the Corporation is hereby granted the power to determine by resolution from time to time the powers, preferences, rights, qualifications, restrictions or limitations of the preferred stock.

                          FIFTH:

     The name and mailing address of the incorporator are as follows:
                 Eugene Chiaramonte
                 30 Galesi Drive
                 Wayne, New Jersey 07470

                          SIXTH:

     The Corporation is to have perpetual existence.

                         SEVENTH:

     Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Delaware General Corporation Law or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Delaware General Corporation Law order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three--fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stock-holders of the Corporation, as the case may be, agree to any compromise or arrangement of the Corporation as consequence and to any reorganization of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application bas been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

                        EIGHTH:

    For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation and of its directors and of its stockholders or any class thereof, as the case may be, it is further provided:

 1. The management of the business and the conduct of the affairs of the Corporation shall be vested in its board of directors. The number of directors which shall constitute the whole board of directors shall be fixed by, or in the manner provided in, the by-laws. The phrase
"whole board" and the phrase "total number of directors" shall be deemed to have the same meanings to wit, the total number of directors which the Corporation would have if there were no vacancies. No election of directors need be by written ballot.

2. After the original or other by-laws of the Corporation have been adapted, amended, or repealed, as the case may be, in accordance with the provisions of Section
109 of the Delaware General Corporation Law, and after the Corporation has received any payment for any of its stock, the power to adopt, amend, or repeal the by-laws of the Corporation may be exercised by the board of directors of the Corporation; provided, however, that any provision for the classification of directors of the Corporation for staggered terms pursuant to the provisions of subsection (d) of Section 141 of the Delaware General
Corporation Law shall be set forth in an initial by-law or in a by-law adopted by the stockholders of the Corporation entitled to vote.

3. Whenever the Corporation shall be authorized to issue only one class of stock, each outstanding share shall entitle the holder thereof to notice of, and the right to vote at, any meeting of stockholders. Whenever the Corporation shall be authorized to issue more than one class of stock, no outstanding share of any class of stock which is denied voting power under the provisions of this certificate of incorporation shall entitle the holder thereof to the right to vote at any meeting of stockholders except as the provisions of paragraph (2) of subsection (b) to Section 242 of the Delaware General Corporation Law shall otherwise require; provided, that no share of any such class which is otherwise denied voting power shall entitle the holder thereof to vote upon the increase or decrease in the number of authorized shares of said class.

4. With the consent in writing or pursuant to a vote of the holders of a majority of the capital stock issued and outstanding, the board of directors shall have the authority to dispose, in any manner, of the whole property of the Corporation

5. The by-laws shall determine whether and to what extent the accounts and books of the Corporation, or any of them, shall be open to inspection by the stockholders; and no stock-holder shall have any right or inspecting any account or book or document of the Corporation, except as conferred by law or by by-laws or by resolution of the stockholders.

 6. The stockholders and directors shall have the power to hold their meeting and to keep the books, documents and papers of the Corporation outside the State of Delaware at such places as may be from time to time designated by the by-laws or by resolution of the stock-holders or directors, except as otherwise required by the Delaware General Corporation Law.

                        NINTH:

     The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection
(b) of Section 102 of the Delaware General Corporation Law, as the same may be amended and supplemented.

                         TENTH:

    The corporation shall, to the fullest extent permitted by the provisions of Section 145 of the Delaware General Corporation Law, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action In another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

                       ELEVENTH:

    From time to time any of the provisions of this certificate of incorporation may be amended, altered or repealed, and other provisions authorized by the laws at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this certificate of incorporation are granted subject to the provisions of this Article ELEVENTH.

                        TWELFTH:

    The corporation elects not to be governed by Section 203
of the Delaware General Corporation Law.
Signed on July 31, 1997
                         (s) Eugene Chiaramonte
                         ----------------------
                             Eugene Chiaramonte,
                             Incorporator

EXHIBIT 3.2 - BYLAWS OF THE AUXER GROUP, INC.
---------------------------------------------

               BY-LAWS OF THE AUXER GROUP, INC.

                      ARTICLE I - OFFICES

     1. The registered office of the corporation shall be as designated in the Certificate of Incorporation of The Auxer Group, Inc. (hereinafter referred to as "Auxer" or the "corporation"), unless changed by resolution of the corporation's Board of Directors.
     2. The corporation may also have offices at such other places as-the Board of Directors may from time to time appoint or the business of the corporation may require.
                      ARTICLE II - SEAL
     1. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware".
              ARTICLE III - SHAREHOLDERS' MEETING
     1. Meetings of the shareholders shall be held at the office of the corporation at 30 Galesi Drive, Wayne, New Jersey, or at such other place or places, either within or without the State of Delaware, as may from time to time be selected.
     2. The annual meeting of the shareholders, shall be held on the second Saturday of February in each year, if not a legal holiday, and if a legal holiday, then on the next secular day following at 10:00 o'clock a.m. when they shall elect a Board of Directors, and transact such other business as may properly be brought before the meeting. If the annual meeting shall not be called and held during any calendar year, any shareholder may call such meeting at any time thereafter.
     3. The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast on the particular matter shall constitute a quorum for the purpose of considering such matter, and, unless otherwise provided by statute, the acts, at a duly organized meeting, of the shareholders present, in person or by proxy, entitled to cast at least a majority of the votes which all shareholders present are entitled to cast shall be the acts of the shareholders. The shareholders present at a duly organized meeting can continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum. Adjournment, or adjournments, of any annual or special meeting may be taken but any meeting at which directors are to be elected shall be adjourned only from day to day, or for such longer periods not exceeding fifteen days each, as may be directed by shareholders who are present in person or by proxy and who are entitled to cast at least a majority of the votes which all such shareholders would be entitled to cast at an election of directors until such directors have been elected. If a meeting cannot be organized because a quorum has not attended, those present may, except as otherwise provided by statute, adjourn the meeting to such time and place as they may determine, but in the case of any meeting called for the election of directors, those who attend the second of such adjourned meetings, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors.
     4. Every shareholder entitled to vote at a meeting of shareholders, or to express consent or dissent to corporate action in writing without a meeting, may authorize another person or persons to act for him by proxy. Every proxy shall be executed in writing by the shareholders, or by his duly authorized attorney in fact, and filed with the Secretary of the corporation. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any other provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until notice thereof has been given to the Secretary of the corporation. No unrevoked proxy shall be valid after eleven months from the date of its execution, unless a longer time is expressly provided therein, but in no event shall a proxy, unless coupled with an interest be voted on after three years from the date of its execution. A proxy shall not be revoked by the death or incapacity of the maker unless before the vote is counted or the authority is exercised, written notice of such death or incapacity is given to the Secretary of the corporation. A shareholder shall not sell his vote or execute a proxy to any person for any sum of money or anything of value. A proxy coupled with an interest shall include an unrevoked proxy in favor of a creditor of a shareholder and such proxy shall be valid so long as the debt owed by him to the creditor remains unpaid. Elections for directors need not be by ballot, except upon demand made by a shareholder at the election and before the voting begins. Cumulative voting shall not be allowed. No share shall be voted at any meeting upon which any installment is due and unpaid.
     5. Written notice of the annual meeting shall be given to each shareholder entitled to vote thereat, at least five (5) days prior to the meeting.
     6. In advance of any meeting of shareholders, the Board of Directors may appoint judges of election, who need not be shareholders, to act at such meeting or any adjournment thereof. If judges of election be not so appointed, the chairman of any such meeting may, and on the request of any shareholder or his proxy shall, make such appointment at the meeting. The number of judges shall be one or three. If appointed at a meeting on the request of one or more shareholders or proxies, the majority of shares present and entitled to vote shall determine whether one or three judges are to be appointed. On request of the chairman of the meeting, or of any shareholder or his proxy, the judges shall make a report in writing of any challenge or question or matter determined by them, and execute a certificate of any fact found by them. No person who is a candidate for office shall act as a judge.
     7. Special meetings of the shareholders may be called at any time by the President, or the Board of Directors, or shareholders entitled to cast at least one-fifth of the votes which all shareholders are entitled to cast at the particular meeting. At any time, upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date of the meeting, to be held not more than sixty days after the receipt of the request, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so.
     8. Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto, unless all shareholders entitled to vote are present and consent.
     9. Written notice of a special meeting of shareholders stating the time and place and object thereof, shall be given to each shareholder entitled to vote thereat at least five (5) days before such meeting, unless a greater period of notice is required by statute in a particular case.
     10. The officer or agent having charge of the transfer books shall make at least five days before each meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, with the address of and the number of shares held by each, which list shall be subject to inspection by any shareholder, at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting, and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof kept in this state, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book, or to vote in person or by proxy, at any meeting of shareholders.
                    ARTICLE IV - DIRECTORS
     1. The business of this corporation shall be managed by its Board of Directors, which shall initially be composed of a sole member, but which may be increased up to eleven members. The directors need not be residents of this state or shareholders in the corporation. They shall be elected by the shareholders, at the annual meeting of shareholders of the corporation, and each director shall be elected for the term of one year and until his successor shall be elected and shall qualify. Whenever there are three or more shareholders, there must be at least three directors. The number of directors may be increased or decreased within the limits set forth hereinabove by majority vote of the Board of Directors. In the event that a vacancy occurs on the Board of Directors, the remaining directors may fill that vacancy by appointing by majority vote a replacement director who shall serve until his successor is elected and qualified.
     2. In addition to the powers and authorities by these ByLaws expressly conferred upon them, the Board may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles or by these ByLaws directed or required to be exercised or done by the shareholders.
     3. The meetings of the Board of Directors may be held at such place within this state, or elsewhere, as a majority of the directors may from time to time appoint, or as may be designated in the notice calling the meeting.
     4. Each newly elected Board may meet at such place and time as shall be fixed by the shareholders at the meeting at which such directors are elected and no notice shall be necessary to the newly elected directors in order legally to constitute the meeting, or they may meet at such place, and time as may be fixed by the content in writing of all directors.
     5. Regular meetings of the Board shall be held without notice on the second Saturday in February of each year at 10:30 a.m. at the registered office of the corporation, or at such other time and place as shall be determined by the Board.
     6. Special meetings of the Board may be called by the President on five days notice to each director, either personally or by mail or by telegram; special meetings shall be called by the President or Secretary in like manner and on like notice on the written request of a majority of the directors in office.
     7. A majority of the directors in office shall be necessary to constitute a quorum for the transaction of business, and the Acts of a majority of the directors present at a meeting at which a quorum is present shall be the acts of the Board of Directors. Any action which may be taken at a meeting of the directors may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by all of the directors and shall be filed with the Secretary of the corporation.
     8. Directors as such, shall not receive any stated salary for their services, but by resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board PROVIDED, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.
                     ARTICLE V - OFFICERS
     1. The executive officers of the corporation shall be chosen by the directors and shall be a President, Secretary and Treasurer. The Board of Directors may also choose a Vice President and such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall have such authority and shall perform such duties as from time to time shall be prescribed by the Board. Any number of offices may be held by the same person. It shall not be necessary for the officers to be directors.
     2. The salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.
     3. The officers of the corporation shall hold office for one year and until their-successors are chosen and have qualified. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby.
     4. The President shall be the chief executive officer of the corporation; he shall preside at all meetings of the shareholders and directors; he shall have general and active management of the business of the corporation, shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation. He shall be EX-OFFICIO a member of all committees, and shall have the general powers and duties of supervision and management usually vested in the office of President of a corporation.
     5. The Secretary shall attend all sessions of the Board and all meetings of the shareholders and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose; and shall perform like duties for all committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, and under whose supervision he shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.
     6. The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.
                       ARTICLE VI VACANCIES
     1. If the office of any officer or agent, one or more, becomes vacant for any reason, the Board of Directors may choose a successor or successors, who shall hold office for the unexpired term in respect of which such vacancy occurred.
     2. Vacancies in the Board of Directors, including vacancies resulting from an increase in the number of directors, shall be filled by a majority of the remaining members of the Board though less than a quorum, and each person so elected shall be a director until his successor is elected by the shareholders, who may make such election at the next annual meeting of the shareholders or at any special meeting duly called for that purpose and held prior thereto.
                    ARTICLE VII  CORPORATE RECORDS
     1. There shall be kept at the registered office or principal place of business of the corporation an, original or duplicate record of the proceedings of the shareholders and of the directors, and the original or a copy of its By-Laws, including all amendments or alterations thereto to date, certified by the Secretary of the corporation. An original or duplicate share register shall also be kept at the registered office or principal place of business or at the office of a transfer agent or registrar, giving the names of the shareholders, their respective addresses and the number and classes of shares held by each.
     2. Every shareholder shall, upon written demand under oath stating the purpose thereof, have a right to examine, in person or by agent or attorney, during the usual hours for business for any proper purpose, the share register, books or records of account, and records of the proceedings of the shareholders and directors, and make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a shareholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the shareholder. The demand under oath shall be directed to the corporation at or at its principal place of business.
         ARTICLE VIII - SHARE CERTIFICATES, DIVIDENDS, ETC.
     1. The share certificates of the corporation shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the President and Secretary.
     2. Transfers of shares shall be made on the books of the corporation upon surrender of the certificates therefor, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with law.
     3. The Board of Directors may fix a time, not more than fifty days, prior to the date of any meeting of shareholders, or the date fixed for the payment of any dividend or distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares will be made or go into effect, as a record date for the determination of the shareholders entitled to notice of, or to vote at, any such meeting, or entitled to receive payment of any such dividend or distribution, or to receive any such allotment of rights, or to exercise the rights in respect to any such change, conversion, or exchange of shares. In such case, only such shareholders as shall be shareholders of record on the date so fixed shall be entitled to notice of, or to vote at, such meeting or to receive payment of such dividend, or to receive such allotment of rights, or, to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after any record date fixed as aforesaid. The Board of Directors may close the books of the corporation against transfers of shares during the whole or any part of such period, and in such case, written or printed notice thereof shall be mailed at least ten days before the closing thereof to each shareholder of record at the address appearing on the records of the corporation or supplied by him to the corporation for the purpose of notice. while the stock transfer books of the corporation are closed, no transfer of shares shall be made thereon. If no record date is fixed for the determination of shareholders entitled to receive notice of, or vote at, a shareholders' meeting, transferees of shares which are transferred on the books of the corporation within ten days next preceding the date of such meeting shall not be entitled to notice of or to vote at such meeting.
     4. In the event that a share certificate shall be lost, destroyed or mutilated, a new certificate may be issued therefor upon such terms and indemnity to the corporation as the Board of Directors may prescribe.
     5. The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation, from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Articles of Incorporation.
     6. Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.
              ARTICLE IX MISCELLANEOUS PROVISIONS
     1. All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.
     2. The fiscal year shall begin in the first day of July each year.
     3. Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If the notice is sent by mail or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of shareholders, the general nature of the business, to be transacted.
    4. Whenever any written notice is required by statute, or by the Articles or By-Laws of this corporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of shareholders, neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person, either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.
     5. One or more directors or shareholders may participate in a meeting of the Board, of a committee of the Board or of the shareholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.
     6. Except as otherwise provided in the Articles or ByLaws of this corporation, any action which may be taken at a meeting of the shareholders or of a class of shareholders may be taken without a meeting, if a consent or consents in writing, setting forth the action so taken, shall be signed by all of the shareholders who would be entitled to vote at a meeting for such purpose and shall be filed with the Secretary of the corporation.
      7. Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.

                 ARTICLE X ANNUAL STATEMENT
     1. The President and Board of Directors shall present at each annual meriting a full and complete statement of the business and affairs of the corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the Board of Detectors shall deem advisable and need not be verified by a certified public accountant.

                  ARTICLE XI AMENDMENTS

      1. These By-Laws may be amended or repealed by the vote of the directors entitled to cast at least a majority of the votes the shareholders or of a class of shareholders may be taken without a meeting, if a consent or consents in writing, setting forth the action so taken, shall be signed by all of the shareholders who would be entitled to vote at a meeting for such purpose and shall be filed with the Secretary of the corporation.
     2. Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.

                    ARTICLE X ANNUAL STATEMENT
     1. The President and Board of Directors shall present at each annual meriting a full and complete statement of the business and affairs of the corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the Board of Detectors shall deem advisable and need not be verified by a certified public accountant.

                    ARTICLE XI AMENDMENTS
     1. These By-Laws may be amended or repealed by the vote of the directors entitled to cast at least a majority of the votes which all directors are entitled to cast thereon, at any regular or special meeting of the directors, duly convened after notice to the directors of that purpose.
     The By-Laws set forth hereinabove were adopted by the Board of Directors of The Auxer Group, Inc. at its organizational meeting on July 31, 1997. I hereby certify that this is a true and exact copy of said By-Laws.

                  (s)Eugene Chiaramonte, Jr.
                  --------------------------
                     Eugene Chiaramonte, Jr.
                     Corporate Secretary
EXHIBIT 10.1 - ACQUISTION AGREEMENT AND PLAN OF REORGANIZATION BETWEEN THE AUXER GOLD MINES AND CT INDUSTRIES
---------------------------------------------------
     ACQUISITION AGREEMENT AND PLAN OF REORGANIZATION
     THIS ACQUISITION AGREEMENT AND PLAN OF REORGANIZATION, (hereinafter the "Agreement") is made and entered into this 18th day of April, 1995 by and between The Auxer Gold Mines, an Idaho corporation (hereinafter "Auxer"), CT Industries, Inc., a Nevada corporation (hereinafter "CTI"), and the shareholders of CT Industries, Inc. (hereinafter "Shareholders").

                         RECITALS

     WHEREAS, Auxer desires to acquire all of the issued and outstanding shares of CTI capital stock in exchange for 4,000,000 shares of authorized but previously unissued Auxer common stock, par value One Tenth of a Cent ($.001) per share, and pursuant to the terms and conditions set forth herein;
     WHEREAS, the Shareholders of CTI desire to exchange all of their shares of CTI capital stock for shares of Auxer common stock in the respective amounts set forth herein; and

     WHEREAS, the parties hereto desire to reorganize the management and operations of Auxer, to change the corporation name to Auxer Industries, Inc., and to change the principal place of business of the corporation.
     NOW, THEREFORE, in consideration of the premises and mutual representations, warranties and covenants herein contained, the parties hereby agree as follows:
                          ARTICLE I

          ACQUISITION AND EXCHANGE OF SHARES

    SECTION 1.1 Acquisition and Plan of Reorganization. The parties hereby agree that Auxer shall acquire all of the issued and outstanding shares of M capital stock, in exchange for four million (4,000,000) shares of authorized but previously unissued Auxer common stock, par value $.001 per share. It is also agreed to by the parties hereto that by acquiring all of the shares of CTI capital stock, Auxer will acquire all rights, title and interest to certain identified assets and property presently owned by CTI and specifically described and set forth in Exhibit 1.1, annexed hereto and by this reference made a part hereof. Said assets and property may be subject to certain interests, liens and/or encumbrances which are further described in Exhibit
1.1. The parties hereto hereby further agree that (i) at the Closing, as hereinafter defined, CTI shall become a wholly-owned subsidiary of Auxer subject to the conditions and provisions of Section 1.5 hereof; (ii) as promptly as practicable after the effectiveness of the Closing, Auxer's corporate name shall be changed to Auxer Industries, Inc.; and (iii) as promptly as practicable after the Closing, the necessary steps shall be taken in order to reflect the relocation of Auxer's principal place of business to Newark, New Jersey.

               SECTION 1.2 Issuance of Shares.

     (a) Upon the Closing of this Agreement, Auxer shall cause to be issued and delivered to the Shareholders of CTI or their designees, stock certificates representing an aggregate of 4,000,000 shares (the "Auxer Shares") of Auxer common stock.

     (b) The Auxer Shares to be issued hereunder shall be authorized but previously unissued shares of Auxer common stock, and shall be issued to those persons and in the respective amounts set forth in Exhibit 1.2 annexed hereto and by this reference made a part hereof.
     (c) It is hereby acknowledged by the parties hereto that pursuant to that certain Marketing Agreement entered into by and between Auxer and CTI on March 13, 1995, Auxer issued to CTI 100,000 shares of authorized but previously unissued common stock of Auxer as consideration for the Marketing Agreement. It is agreed upon by the parties hereto that the 100,000 shares are to be considered as part of the 4,000,000 shares of Auxer common stock to be issued hereunder and therefore upon the issuance of the additional 3,900,000 shares of Auxer common stock under the terms of this Agreement, the full consideration of the 4,000,000 shares designated hereunder shall be deemed to have been satisfied.
     (d) All Auxer Shares to be issued hereunder are deemed "restricted securities" as defined by Rule 144 of the Securities Act of 1933, as amended (the "1933 Act"), and the recipients shall represent that they are acquiring the Auxer Shares for investment purposes only and without the intent to make a further distribution of the Auxer Shares. All Auxer Shares to be issued under the terms of this Agreement shall be issued pursuant to an exemption from the registration requirements of the 1933 Act, under Section 4(2) of the 1933 Act and the rules and regulations promulgated thereunder. Certificates representing the Auxer Shares to be issued hereunder shall bear the following legend:
The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be offered for sale, sold or otherwise transferred except in compliance with the registration provisions of such Act or pursuant to an exemption from such registration provisions, the availability of which is to be established to the satisfaction of the Company.

     SECTION 1.3 Closing. The closing of this Agreement and
the transactions contemplated hereby (the "Closing") shall
take place on the    day of       ,1995 (the "Closing
Date"), at a time and place to be mutually agreed upon by the parties hereto, and shall be subject to the provisions of Article X of this Agreement. At the Closing:

     (a) CTI shall deliver to Auxer all stock certificates representing 100% of the issued and outstanding shares of CTI capital stock, duly endorsed, so as to make Auxer the sole holder thereof, free and clear of all claims and encumbrances;

     (b) Auxer shall deliver to those persons listed in
Exhibit 1.2 stock certificates representing an aggregate of 4,000,000 shares of Auxer common stock and which certificates shall bear a standard restrictive legend in the form customarily used with restricted securities and as set forth in Section 1.2(d) above;

     (c) Auxer shall deliver an Officer's Certificate as described in Sections 9.1 and 9.2 hereof, dated the Closing Date, that all representations, warranties, covenants and conditions set forth herein by Auxer are true and correct as of, or have been fully performed and complied with by, the Closing Date; and

     (d) CTI shall deliver an Officer's Certificate as described in Sections 8.1 and 8.2 hereof, dated the Closing Date, that all representations, warranties, covenants and conditions set forth herein by CTI and Shareholders are true and correct as of, or have been fully performed and complied with by, the Closing Date;

      SECTION 1.4 Auxer Special Meeting of Shareholders. In anticipation of this Agreement and prior to the Closing Date, Auxer shall have taken all necessary and requisite action to call for a Special Meeting of Shareholders to be held on or before April 18, 1995, in order to transact the following business:
      (a) To ratify this Agreement and all transactions contemplated hereby;
      (b) To amend the Articles of Incorporation to change the corporate name to Auxer Industries, Inc., or any other name deemed suitable by the shareholders attending the meeting;
      (c) To accept the resignation of the current directors of the Company and to nominate and elect a new Board of Directors consisting of the following three nominees: Eugene Chiaramonte, Jr., Howard Tapen and Eugene Chiaramonte III;
      (d) To amend the Articles of Incorporation to change the authorized capitalization of the Company to 50,000,000 shares of common stock, par value $.001 per share; and
     (e) To amend the Articles of Incorporation to change the stated corporate purpose to permit the corporation to engage in any lawful act or activity for which a corporation may be organized under the Idaho Business Corporation Act.

      SECTION 1.5 Consummation of Transaction. If at the
Closing, no condition exists which would permit any of the parties to terminate this Agreement, or a condition then exists and the party entitled to terminate because of that condition elects not to do so, then the transactions herein contemplated shall be consummated upon such date, and then and thereupon, Auxer shall file any additional necessary documents that may be required by the State of Idaho.

                     ARTICLE II
          REPRESENTATIONS AND WARRANTIES OF AUXER

     Auxer hereby represents, warrants and agrees that:

     SECTION 2.1 Organization of Auxer. Auxer is a corporation duly organized, validly existing and in good standing under the laws of the State of Idaho, is duly qualified and in good standing as a foreign corporation in every jurisdiction in which such qualification is necessary, and has the corporate power and authority to own its properties and assets and to transact the business in which it is engaged. There are no corporations or other entities with respect to which (i) Auxer owns any of the outstanding stock or other interest, or (ii) Auxer may be deemed to be in control because of factors or relationships other that the quantity of stock or other interest owned. Auxer has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement is the legal, valid and binding obligation of Auxer, enforceable against Auxer in accordance with its respective terms except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency and other similar laws affecting creditors' rights generally.
     SECTION 2.2 Capitalization of Auxer. The authorized capital stock of Auxer consists of 10,000,000 shares of common stock, par value $.50 per share, of which 1,029,929 shares are presently issued and outstanding. All shares of Auxer common stock currently issued and outstanding have been duly authorized and validly issued and are fully paid and non-assessable, and have been issued in compliance with applicable federal and state laws or pursuant to appropriate exemptions therefrom. There are no options, warrants, rights, calls, commitments or agreements of any character obligating Auxer to issue any shares of its capital stock or any security representing the right to purchase or otherwise receive any such stock. Shares of Auxer common stock to be issued pursuant to this Agreement, when so issued, will be duly authorized, validly issued, fully paid and non-assessable.

     SECTION 2.3 Charter Documents. Certified copies of the
Auxer Articles of Incorporation and By-Laws, as amended to date, are annexed hereto as Exhibit 2.3 and by this reference made a part hereof.

     SECTION 2.4 Corporate Documents. The Auxer shareholders' list and corporate minute books are complete and accurate as of the date hereof and the corporate minute books contain the recorded minutes of all corporate meetings of shareholders and directors.

     SECTION 2.5 Financial Statements. Auxer's financial statements for the period ended March 31, 1995 and the fiscal years ended December 31, 1994 and 1993, a copy of which is annexed hereto as Exhibit 2.5 and by this reference made a part hereof, are true and complete in all material respects, having been prepared in accordance with generally accepted accounting principles applied on a consistent basis for the periods covered by such statements, and fairly present, in accordance with generally accepted accounting principles, the financial condition of Auxer, and results of its operations for the periods covered thereby. Except as otherwise disclosed to CTI in writing and as set forth herein, there has been no material adverse change in the business operations, assets, properties, prospects or condition (financial or otherwise) of Auxer taken as a whole from that reflected in the financial statements referred to in this Section 2.5.

     SECTION 2.6 Absence of Certain Changes or Events. Since the date of the Auxer financial report attached hereto as
Exhibit 2.5 and except as disclosed otherwise herein, Auxer has not (i) issued or sold any promissory note, stock, bond, option or other corporate security of which it was an issuer or other obligor, (ii) discharged or satisfied any lien or encumbrance or paid any obligation or liability, absolute or contingent, direct of indirect, (iii) incurred or suffered to be incurred any liability or obligation whatsoever, (iv) caused or permitted any lien, encumbrance or security interest to be created or arise on or in any of its properties or assets, (v) declared or made any dividend, payment or distribution to stock holders or purchased or redeemed or agreed to purchase or redeem any shares of its capital stock, (vi) reclassified its shares of capital stock, or (vii) entered into any agreement or transaction except in connection with the execution and performance of this Agreement.

     SECTION 2.7 Assets and Liabilities. Auxer does not have any material assets as reflected in the financial statements included as Exhibit 2.5. As of the date hereof, Auxer does not have any debts, liabilities or obligations of any nature, whether accrued, absolute, contingent, or otherwise, whether due or to become due, that are not fully reflected in the Auxer financial statements.
     SECTION 2.8 Tax Returns and Payments. Auxer has filed with the appropriate governmental authority tax returns, whether based upon income, sales or franchise, as required by law to be filed on or before the date of this Agreement with the exception of its federal corporate tax returns. Auxer represents that immediately upon the Closing it will prepare and file those required federal tax returns that may be due. Auxer has paid all taxes to be due on said returns, any assessments made against Auxer and all other taxes, fees and similar charges imposed on Auxer by any governmental authority. No tax liens have been filed and no claims are being assessed and no returns are under audit with respect to any such taxes, fees or other similar charges.

     SECTION 2.9 Contracts. Auxer is not a party to or bound by any contract or commitment, including guaranty whether written or oral, except as otherwise disclosed in Exhibit
2.9.

     SECTION 2.10 Required Authorizations. There have been or will be timely filed, given, obtained or taken, all applications, notices, consents, approvals, orders, registrations, qualifications waivers or other actions of any kind required by virtue of execution and delivery of this Agreement by Auxer or the consummation by it of the transactions contemplated hereby. Prior to the Closing, the shareholders of Auxer shall have approved this Agreement and the transactions contemplated hereunder and the appropriate corporate filings shall have been made with the State of Idaho.

     SECTION 2.11 Compliance with Law and Government
Regulations. Auxer is in compliance with and is not in violation of, applicable federal, state, local or foreign statutes, laws and regulations (including without limitation, any applicable building, zoning or other law, ordinance or regulation) affecting its properties or the operation of its business. Auxer is not subject to any order, decree, judgment or other sanction of any court, administrative agency or other tribunal.

     SECTION 2.12 Litigation. There is no litigation, arbitration, proceeding or investigation pending or threatened to which Auxer is a party or which may result in any material change in the business or condition, financial or otherwise, of Auxer or in any of its properties or assets, or which might result in any liability on the part of Auxer, or which questions the validity of this Agreement or of any action taken or to be taken pursuant to or in connection with the provisions of this Agreement, and to the best knowledge of Auxer, there is no basis for any such litigation, arbitration, proceeding or investigation.

     SECTION 2.13 Trade Names and Rights. Auxer does not use any trade mark, service mark, trade name, or copyright in its business, nor does it own any trade marks, trade mark registrations or application, trade name, service marks, copyrights, copyright registrations or application. No person owns any trade mark, trade mark registration or application, service mark, trade name, copyright, or copyright registration or application, the use of which is necessary or contemplated in connection with the operation of Auxer's business.

     SECTION 2.14 Governmental Consent. No consent, approval, authorization or order of, or registration, qualification, designation, declaration or filing with, any governmental authority on the part of Auxer is required in connection with the execution and delivery of this Agreement or the carrying out of any transactions contemplated hereby with the exception of the necessary corporate filings with the State of Idaho relating to the amendment of the Articles of Incorporation and the proposed exchange of shares.
     SECTION 2.15 Authority. Auxer and its shareholders will, prior to the Closing, approve this Agreement and the transactions contemplated hereby and will duly authorize the execution and delivery hereof. Auxer has full power, authority and legal right to enter into this Agreement and to consummate the transactions contemplated hereby, and all corporate action necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby has been duly and validly taken. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance by Auxer with the provisions hereof will not (a) conflict with or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Auxer under, any of the terms, conditions or provisions of the Articles of Incorporation or By-Laws of Auxer, or any note, bond, mortgage, indenture, license, lease, agreement or any instrument or obligation to which Auxer is a party or by which it is bound; or (b) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Auxer or any of its properties or assets.

     SECTION 2.16 Full Disclosure. None of the representations and warranties made by Auxer herein, or in any exhibit, certificate or memorandum furnished or to be furnished by Auxer, on its behalf pursuant hereto, contains or will contain any untrue statement of material fact, or omits any material fact, the omission of which would be misleading.

                    ARTICLE III
                COVENANTS OF AUXER

     SECTION 3.1 Conduct Prior to the Closing. Between the date hereof and the Closing:

     (a)     Auxer will not enter into any material
agreement, contract or commitment, whether written or oral, or engage in any transaction, without the prior written consent of CTI;

     (b)     Auxer will not declare any dividends or
distributions with respect to its capital stock or amend its Articles of Incorporation or By-Laws, without the prior written consent of CTI;

     (c) Auxer will not authorize, issue, sell, purchase or redeem any shares of its capital stock or any options or other rights to acquire its capital stock, without the prior written consent of CTI;

     (d) Auxer will comply with all requirements which federal or state law may impose on it with respect to this Agreement and the transactions contemplated hereby, and will promptly cooperate with and furnish written information to CTI in connection with any such requirements imposed upon the parties hereto in connection therewith;

     (e) Auxer will not incur any indebtedness for money borrowed, or issue or sell any debt securities, incur or suffer to be incurred any liability or obligation of any nature whatsoever, or cause or permit any lien, encumbrance or security interest to be created or arise on or in any of its properties or assets, acquire or dispose of fixed assets, change employment terms, enter into any material or long-term contract, guarantee obligations of any third party, settle or discharge any balance sheet receivable for less than its stated amount or enter into any other transaction other than in the regular course of business, except to comply with the terms of this Agreement, without the prior written consent of CTI;

    (f) Auxer shall grant to CTI and its counsel, accountants and other representatives, full access during normal business hours during the period prior to the Closing to all its respective properties, books, contracts, commitments and records and, during such period, furnish promptly to CTI and such representatives all information relating to Auxer as CTI may reasonably request, and shall extend to CTI the opportunity to meet with Auxer's accountants and attorneys to discuss the financial condition of Auxer; and

    (g) Except for the transactions contemplated by this Agreement, Auxer will conduct its business in the normal course, and shall not sell, pledge or assign any of its assets without the prior written consent of CTI.

     SECTION 3.2 Affirmative Covenants. Prior to Closing,
Auxer will do the following.

     (a) Use its best efforts to accomplish all actions necessary to consummate this Agreement, including satisfaction of all the conditions contained in this Agreement;

     (b) Promptly notify CTI in writing of any material adverse change in the financial condition, business, operations or key personnel of Auxer, any threatened material litigation or investigation, any breach of its representations or warranties contained herein, and any material contract, agreement, license or other agreement which, if in effect on the date of this Agreement, should have been included in this Agreement or in an exhibit annexed hereto and made a part hereof;
     (c) Obtain approval of this Agreement from its shareholders;
     (d) Nominate at the Auxer Special Meeting of Shareholders a new Board of Directors, nominees to be Eugene Chiaramonte, Jr., Howard Tapen and Eugene Chiaramonte III;
     (e) Reserve, and promptly after the Closing, issue and deliver to Shareholders or their designees the number of shares of Auxer common stock required hereunder;
     (f) Take the necessary corporate action to amend its Articles of Incorporation to change its name to Auxer Industries, Inc. or any other name deemed suitable and approved by the shareholders; and
     (g) Take all other necessary corporate actions to accomplish those items set forth in Section 1.4 hereof.

                        ARTICLE IV
   REPRESENTATIONS AND WARRANTIES OF CTI AND SHAREHOLDERS

     CTI and Shareholders hereby represent, warrant and agree that:

     SECTION 4.1    Organization of CTI. CTI is a
corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and is duly qualified and in good standing in every jurisdiction in which such qualification is necessary. There are no corporations or other entities with respect to which (i) CTI owns any of the outstanding stock or other interest, or (ii) CTI may be deemed to be in control because of factors or relationships other than the percentage of outstanding stock or other interest owned in such entity except as otherwise disclosed in Exhibit 4.1 annexed hereto and by this reference made a part hereof. CTI has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.
     SECTION 4.2 Charter Documents. Complete and correct copies of the Articles of Incorporation and By-Laws of CTI and all amendments thereto, have been or will be delivered to Auxer prior to the Closing.

     SECTION 4.3 Financial Statements / Assets and Liabilities. CTI's financial statements for the period ended December 31, 1994, a copy of which is annexed hereto as
Exhibit 4.3 and by this reference made a part hereof; are true and complete in all material respects, having been prepared in accordance with generally accepted accounting principles applied on a consistent basis for the periods covered by such statements, and fairly present the financial condition of CTI and results of its operations for the periods covered thereby. CTI has good and marketable title to all of its assets and property to be delivered to Auxer hereunder (by way of tendering all of its outstanding shares of common stock to Auxer), free and clear of any and all liens, claims and encumbrances, except as may be otherwise set forth herein and in its financial statements or as otherwise set forth in Exhibit 1.1.

     SECTION 4.4 Tax Returns and Payments. All of CTI's tax returns (federal, state, city, county or foreign) which are required by law to be filed on or before the date of this Agreement, have been duly filed or extended with the appropriate governmental authority. CTI has paid all taxes to be due on said returns, any assessments made against CTI and all other taxes, fees and similar charges imposed on CTI by any governmental authority (other than those, the amount or validity of which is being contested in good faith by appropriate proceedings). No tax liens have been filed and no claims are being assessed with respect to any such taxes, fees or other similar charges.

     SECTION 4.5     Required Authorizations. There have
been or will be timely filed, given, obtained or taken, all applications, notices, consents, approvals, orders, registrations, qualifications waivers or other actions of any kind required by virtue of execution and delivery of this Agreement by CTI or the consummation by it of the transactions contemplated hereby.

     SECTION 4.6     Compliance with Law and Government
Regulations. CTI is in compliance with all applicable statutes, regulations, decrees, orders, restrictions, guidelines and standards affecting its properties and operations, imposed by the United States of America or any state to which CTI is subject.

     SECTION 4.7 Litigation. There is no material litigation, arbitration, proceeding or investigation pending or threatened to which it is a party or which may result in any material change in the business or condition, financial or otherwise, of CTI or in any of its properties or assets, or which if determined against CTI would have a material adverse effect against CTI, or which might result in any liability on the part of CTI, or which questions the validity of this Agreement or of any action taken or to be taken pursuant to or in connection with the provisions of this Agreement, and to the best knowledge of CTI, there is no basis for any such litigation, arbitration, proceeding or investigation.

      SECTION 4.8     Patents, Trade Names and Rights
Exhibit 4.8 annexed hereto and by this reference made a part hereof, contains a complete list of all patents, trademarks, service marks, trademark and service mark registrations, applications and licenses with respect to the foregoing owned or held by M. CTI has no knowledge of any facts and nothing has come to its attention that would lead it to believe that it has infringed or misappropriated or is infringing upon any trademark, copyright, patent or other similar right of any person. No claim relating thereto is pending or to the knowledge of CTI is threatened.

      SECTION 4.9 Governmental Consent. No consent, approval, authorization or order of, or registration, qualification, designation, declaration or filing with, any governmental authority on the part of CTI is required in connection with the execution and delivery of this Agreement or the carrying out of any transactions contemplated hereby.

     SECTION 4.10 Authority . CTI and its Shareholders representing no less than one hundred percent (100%) of the issued and outstanding shares of CTI capital stock of record, have approved this Agreement and duly authorized the execution and delivery hereof. CTI has full power, authority and legal right to enter into this Agreement on behalf of CTI and its Shareholders and to consummate the transactions contemplated hereby, and all corporate action necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby has been duly and validly taken. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance by CTI with the provisions hereof will not (a) conflict with or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of CTI under, any of the terms, conditions or provisions of the Articles of Incorporation or By-Laws of CTI, or any note, bond, mortgage, indenture, license, agreement or any instrument or obligation to which CTI is party or by which it is bound; or (b) violate any order, writ, injunction, decree, statute, rule or regulation applicable to CTI or any of its properties or assets.

      SECTION 4.11 Ownership of Shares. Shareholders representing 100% of the CTI capital stock currently issued and outstanding and which stock is to be transferred to Auxer under this Agreement, have full power and authority to transfer such shares of CTI capital stock to Auxer hereunder, and such shares are free and clear of any liens, charges, mortgages, pledges or encumbrances and such shares are not subject to any claims as to the ownership thereof or any rights, powers or interest therein, by any third party.

      SECTION 4.12     Investment Purpose . CTI and
Shareholders represent that the recipients of the Auxer
Shares hereunder are acquiring the shares for investment purposes only and acknowledges that the Auger Shares issued hereunder are "restricted securities" and may not be sold, traded or otherwise transferred without registration under the 1933 Act or exemption therefrom.

      SECTION 4.13     Full Disclosure. None of the
representations and warranties made by CTI and Shareholders herein, or in any exhibit, certificate or memorandum furnished or to be furnished by Auxer, on its behalf contains or will contain any untrue statement of material fact, or omit any material fact, the omission of which would be misleading.

                        ARTICLE V
                    COVENANTS OF CTI

      SECTION 5.1    Conduct Prior to the Closing. Between
the date hereof and the Closing:

      (a) Except within the regular course of business, CTI will not enter into any material agreement, contract or commitment, whether written or oral, or engage in any transaction, without the consent of Auxer;

      (b)    CTI will not declare any dividends or
distributions with respect to its capital stock or amend its Articles of Incorporation or By-Laws, without the prior consent of Auxer;

      (c) Except within the regular course of business, CTI will not incur any indebtedness for money borrowed or issue any debt securities, or incur or suffer to be incurred any liability or obligation of any nature whatsoever, or cause or permit any lien, encumbrance or security interest to be created or arise on or in any of its properties or assets, without the consent of Auxer;
     (d) CTI will comply with all requirements which federal or state law may impose on it with respect to this Agreement and the transactions contemplated hereby, and will promptly cooperate with and furnish information to Auxer in connection with any such requirements imposed upon the parties hereto in connection therewith; and
     (e) CTI shall grant to Auxer and its counsel, accountants and other representatives, full access during normal business hours during the period prior to the Closing to all its respective properties, books, contracts, commitments and records and, during such period, furnish promptly to Auxer and such representatives all information relating to CTI as Auxer may reasonably request, and shall extend to Auxer the opportunity to meet with CTI's accountants and attorneys to discuss the financial condition of CTI.

      SECTION 5.2     Affirmative Covenants. Prior to
Closing, CTI will do the following.

      (a) Obtain the approval of its Board of Directors and Shareholders to proceed with this Agreement;
      (b) Use its best efforts to accomplish all actions necessary to consummate this Agreement, including satisfaction of all the conditions contained in this Agreement; and
      (c) Promptly notify Auxer in writing of any materially adverse change in the financial condition, business, operations or key personnel of CTI, any breach of its representations or warranties contained herein, and any material contract, agreement, license or other agreement which, if in effect on the date of this Agreement, should have been included in this Agreement.
                     ARTICLE VI
               ADDITIONAL AGREEMENTS

     SECTION 6.1     Expenses. Whether or not the
transactions contemplated in this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense or as otherwise agreed to herein.
     SECTION 6.2 Brokers and Finders. Each of the parties hereto represents, as to itself, that no agent, broker, investment banker or firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.
     SECTION 6.3 Necessary Actions. Subject to the terms and conditions herein provided, each of the parties hereto agree to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. In the event at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of Auxer or CTI, as the case may be, shall take all such necessary action.

     SECTION 6.4     Indemnification.

     (a) CTI and Shareholders agree to defend and hold Auger harmless against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties, and reasonable attorney fees, that Auxer shall incur or suffer, which arise out of, result from or relate to any material breach of, or failure by CTI and/or Shareholders to perform any of its representations, warranties, covenants and agreements in this Agreement or in any exhibit or other instrument furnished or to be furnished by CTI and Shareholders under this Agreement.
     (b) Auxer agrees to defend and hold CTI and Shareholders harmless against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties, and reasonable attorney fees, that CTI and/or Shareholders shall incur or suffer, which arise out of, result from or relate to any material breach of, or failure by Auxer to perform any of its representations, warranties, covenants and agreements in this Agreement or in any exhibit or other instrument furnished or to be furnished by Auxer under this Agreement.
     SECTION 6.5 Confidentiality. All parties hereto agree to keep confidential this Agreement and all information and documents relating to this Agreement until such time as the Agreement and the transactions contemplated hereunder are made public by means of an appropriate press release or by any other means reasonably assured to make such information publicly available.

                      ARTICLE VII
          CONDITIONS TO OBLIGATIONS OF TIE PARTIES

     The obligations of the parties under this Agreement are subject to the fulfillment and satisfaction of each of the following conditions:

     SECTION 7.1    Legal Action. No preliminary or
permanent injunction or other order by any federal or state court which prevents the consummation of this Agreement or any of the transactions contemplated by this Agreement shall have been issued and remain in effect.

     SECTION 7.2    Absence of Termination. The obligations
to consummate the transactions contemplated hereby shall not have been canceled pursuant to Article X hereof.

     SECTION 7.3 Required Approvals. Auger and CTI shall have received all such approvals, consents, authorizations or modifications as may be required to permit the performance by Auxer and C77 of the respective obligations under this Agreement, and the consummation of the transactions herein contemplated, whether from governmental authorities or other persons, and Auxer and CTI shall each have received any and all permits and approvals from any regulatory authority having jurisdiction required for the lawful consummation of this Agreement.
     SECTION 7.4 Blue Sky Compliance. There shall have been obtained any and all permits, approvals and consents of the Securities or "Blue Sky" Commissions of any jurisdictions, and of any other governmental body or agency, which counsel for Auxer may reasonably deem necessary or appropriate so that consummation of the transactions contemplated by this Agreement may be in compliance with all applicable laws.
                       ARTICLE VIII
          CONDITIONS PRECEDENT TO OBLIGATIONS OF AUXER
     All obligations of Auxer under this Agreement are subject to the fulfillment and satisfaction by CTI and Shareholders prior to or at the time of the Closing, of each of the following conditions, any one or more of which may be waived by Auxer.

     SECTION 8.1 Representations and Warranties True at the Closing. All representations and warranties of CTI and Shareholders contained in this Agreement will be true and correct at and as of the time of the Closing, and CTI and Shareholders shall have delivered to Auxer certificates, dated the date of the Closing, to such effect and in the form and substance satisfactory to Auxer, and signed, in the case of CTI, by its president and secretary.

     SECTION 8.2 Performance. The obligations of CTI and Shareholders to be performed on or before the Closing pursuant to the terms of this Agreement shall have been duly performed at such time, and CTI and Shareholders shall have delivered to Auxer a certificate, dated the date of the Closing, to such effect and in form and substance satisfactory to Auxer.

     SECTION 8.3     Authority. All action required to be
taken by, or on the part of CTI and its Shareholders to authorize the execution, delivery and performance of this Agreement by CTI and Shareholders and the consummation of the transactions contemplated hereby, shall have been duly and validly taken.

     SECTION 8.4 Absence of Certain Changes or Events. There shall not have occurred, since the date hereof' any adverse change in the business, condition, (financial or otherwise), assets or liabilities of CTI or any event or condition of any character adversely affecting CTI, and it shall have delivered to Auxer, certificates, dated the date of the Closing, to such effect and in form and substance satisfactory to Auxer and signed, in the case of CTI, by its president and secretary.

     SECTION 8.5 Acceptance by CTI Shareholders. The holders of record as of the Closing of an aggregate of not less than one hundred percent (100%) of the issued and outstanding shares of capital stock of CTI have agreed to exchange their shares for the Auxer Shares specified herein.

                       ARTICLE IX
       CONDITIONS PRECEDENT TO OBLIGATIONS OF CTI

     All obligations of CTI and Shareholders under this Agreement are subject to the fulfillment and satisfaction by Auxer, prior to or at the time of Closing, of each of the following conditions, any one or more of which may be waived by CTI and Shareholders.
     SECTION 9.1 Representations and Warranties True at the Closing. All representations and warranties of Auxer contained in this Agreement will be true and correct at and as of the time of the Closing, and Auxer shall have delivered to CTI a certificate, dated the date of the Closing, to such effect and in the form and substance satisfactory to CTI and Shareholders, and signed, in the case of Auxer, by its president and secretary.

     SECTION 9.2 Performance. Each of the obligations of Auxer to be performed on or before the Closing pursuant to the terms of this Agreement shall have been duly performed at the time of the Closing, and Auxer shall have delivered to CTI a certificate, dated the date of the Closing, to such effect and in form and substance satisfactory to CTI and Shareholders, and signed, in the case of Auxer, by its president and secretary.

      SECTION 9.3    Authority. All action required to be
taken by, or on the part of Auxer, to authorize the execution, delivery and performance of this Agreement by Auxer, and the consummation of the transactions contemplated hereby shall be duly and validly taken.

      SECTION 9.4 Absence of Certain Chances or Events. There shall not have occurred, since the date hereof, any adverse change in the business, condition, (financial or otherwise), assets or liabilities of Auxer or any event or condition of any character adversely affecting Auxer and it shall have delivered to CTI, certificates, dated the date of the Closing, to such effect and in form and substance satisfactory to CTI and Shareholders and signed, in the case of Auxer, by its president and secretary.
     SECTION 9.5 Action by Auxer Shareholders. Prior to the Closing of this Agreement, the shareholders of Auxer shall have approved this Agreement and the transactions contemplated hereunder, approved the amendments to the Auxer Articles of Incorporation as set forth in Section 1.4 above, and shall have elected new directors as specified in Section 1.4(d) above. The current directors and officers of Auxer shall have submitted their resignations as directors and officers of Auxer effective on the Closing of this Agreement.

                        ARTICLE X
                       TERMINATION

     SECTION 10.1 Termination. Notwithstanding anything herein or elsewhere to the contrary, this Agreement may be terminated:
     (a) By mutual agreement of all the parties hereto at any time;
     (b) By the board of directors of Auxer at any time prior to the Closing if

           (i) a condition to performance by Auxer under this Agreement or a covenant of CTI and/or Shareholders contained herein shall not be fulfilled on or before the time of the Closing or at such other time and date specified for the fulfillment for such covenant or condition; or

           (ii)   a material default or breach of this
Agreement shall be made by CTI; or

           (iii) if the Closing shall not have taken place on or prior to May 31, 1995.
     (c) By the board of directors of CTI at any time prior to the Closing if

           (i) a condition to CTI's and Shareholders' performance under this Agreement or a covenant of Auxer contained in this Agreement shall not be fulfilled on or before the Closing or at such other time and date specified for the fulfillment of such covenant or conditions;
           (ii)  a material default or breach of this
Agreement shall be made by Auger; or
           (iii) if the Closing shall not have taken place on or prior to May 31, 1995.

     SECTION 10.2 Effect of Termination. If this Agreement is terminated, this Agreement, except as to
Section 11.1 and Section 11.2, shall no longer be of any force or effect and there shall be no liability on the part of any party or its respective directors, officers or stockholders; provided however, that in the case of a Termination without cause by a party or a termination pursuant to Sections 10.1(b)(i) or 10.1(c)(i) hereof because of a prior material default under or a material breach of this Agreement by another party, the damages which the aggrieved party or parties may recover from the defaulting party or parties shall in no event exceed the amount of out-of-pocket costs and expenses incurred by such aggravated party or parties in connection with this Agreement, and no party to this Agreement shall be entitled to any injunctive relief.

                        ARTICLE XI
                      MISCELLANEOUS

     SECTION 11.1    Cost and Expenses. All costs and
expenses incurred in connection with this Agreement will be paid by the party incurring such expenses. In the event of any termination of this Agreement pursuant to Section 10.1, subject to the provisions of Section 10.2, Auxer and CTI will each bear their own respective expenses.

     SECTION 11.2    Extension of Time: Waivers. At any time
prior to the Closing date:

     (a)    Auxer may (i) extend the time for the
performance of any of the obligations or other acts of CTI and/or Shareholders, (ii) waive any inaccuracies in the representations and warranties of CTI and Shareholders contained herein or in any document delivered pursuant hereto by CTI and Shareholders, and (iii) waive compliance with any of the agreements or conditions contained herein to be performed by CTI and Shareholders. Any agreement on the part of Auxer to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of Auxer;

      (b) CTI may (i) extend the time for the performance of any of the obligations or other acts of Auxer, (ii) waive any inaccuracies in the representations and warranties of Auxer contained herein or in any document delivered pursuant hereto by Auxer and (iii) waive compliance with any of the agreements or conditions contained herein to be performed by Auxer. Any agreement on the part of CTI and to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of CTI.

       SECTION 11.3     Notices. Any notice to any party
hereto pursuant to this Agreement shall be in writing and given by Certified or Registered Mail or by facsimile, addressed as follows:

     The Auger Gold Mines
     c/o Leonard E. Neilson
     Attorney at Law
     1121 East 3900 South, Suite 200
     Salt Lake City, Utah 84124

     CT Industries, Inc.
     P.O. Box 22895
     Newark, New Jersey 07101-9998

     Additional notices are to be given as to each party, at such other address as should be designated in writing complying as to delivery with the terms of this Section
11.3. All such notices shall be effective when sent, addressed as aforesaid.

     SECTION 11.4     Parties in Interest. This Agreement
shall inure to the benefit of and be binding upon the parties hereto and the respective successors and assigns.
Nothing in this Agreement is intended to confer, expressly or by implication, upon any other person any rights or remedies under or by reason of this Agreement.

     SECTION 11.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and together shall constitute one document. The delivery by facsimile of an executed counterpart of this Agreement shall be deemed to be an original and shall have the full force and effect of an original executed copy.

     SECTION 11.6 Severability. The parties hereto agree and affirm that none of the provisions herein is dependent upon the validity of any other provision, and if any part of this Agreement is deemed to be unenforceable, the remainder of the Agreement shall remain in full force and effect.

     SECTION 11.7     Headings. The Article and Section
headings are provided herein for convenience of reference only and do not constitute a part of this Agreement.

     SECTION 11.8     Governing Law. This Agreement shall be
governed by the laws of the State of Utah.

     SECTION 11.9 Survival of Representations and Warranties. All terms, conditions, representations and warranties set forth in this Agreement or in any instrument, certificate, opinion, or other writing providing for in it, shall survive the Closing and the delivery of the Auxer Shares issued hereunder at the Closing, for a period of one year from the Closing regardless of any investigation made by or on behalf of any of the parties hereto.

     SECTION 11.10 Assignability. This Agreement shall not be assignable by any of the parties hereto without the prior written consent of the other parties.
     SECTION 11.11 Amendment.     This Agreement may be
amended with the approval of Shareholders and the boards of directors of Auxer and C77 at any time before or after approval thereof by stockholders of Auxer, if required, and CTI; but after such approval by the Auxer shareholders, no amendment shall be made which substantially and adversely changes the terms hereof. This Agreement may not be amended except by an instrument, in writing, signed on behalf of each of the parties 'hereto.
    IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement in a manner legally binding upon them as of the date first above written.

     "Auxer"
     THE AUXER GOLD MINES          Attest:

     By:
     Its: President                Secretary

     "CTI"
     CT INDUSTRIES, INC.

     By: (s) Eugene Chiaramonte    (s) Howard Tapen
         -----------------------   -----------------
             President                 Secretary

     "Shareholders"

     (s) Eugene Chiaramonte
     ------------------------
         EUGENE CHIARAMONTE, JR.


     (s) Howard Tapen
     -----------------
         HOWARD TAPEN


EXHIBIT 10.2 - ACQUISITION AGREEMENT OF HARVEY-WESTBURY
CORP.
-------------------------------------------------------
                  ACQUISITION AGREEMENT OF
                    HARVEY-WESTBURY CORP.
                            BY
                       INDUSTRIES, INC.
          This agreement and plan of acquisition (the
"Agreement") dated October 25. 1996. by and between Harvey-Westbury Corp., a New York corporation, the address of which is 15 Heisser Court, Farmingdale, New York 1 1738,
("H/W"), and Auxer Industries, Inc.. an Idaho corporation, the address of which is 230 Dayton Street, Ridgewood, New
Jersey 07450 ("Auxer" or the "Acquiring Corporation") [H/W and Auxer being herein sometimes called the "Parties" or "Constituent Corporations"].

I. ACQUIRING CORPORATION; CERTIFICATE OF INCORPORATION AND
   BY-LAWS; BOARD OF DIRECTORS; OFFICERS.

     1.01 Acquiring Corporation.

     The corporation which shall be the acquiring corporation is Auxer.

     1.02 Certificate of Incorporation and By-laws.
          The certificate of incorporation, as amended, and the by-laws of Auxer as contained in Attachment "A" are in effect at the date of the Agreement are the certificate of incorporation and the by-laws of the Acquiring Corporation until they are amended.

     1.03 Board of Directors. From the date of the Agreement until December 31, 1999, the Auxe- board of directors shall consist of three directors.

II. STATUS AND CONVERSION OF SECURITIES AND PROVISION FOR
    ADDITIONAL CONSIDERATION

     2.01 Shares of H/W
          (a) H/W Common Stock. All the shares of the common stock of H/W (being 200 Shares) ("H/W Shares") shall be converted into and exchanged for 170,000 shares of common stock, of Auxer ("Auxer Shares" or "Auxer Common Stock") to be issued to the sole shareholder of H/W, Gerald J. Harvey ("Harvey") or his designee(s). Harvey and all designee(s) or spouses of such designees(s) which receive Auxer Shares pursuant to this paragraph agree that they will not enter any of the businesses in which H/W is presently involved for a period of three years in the "tri-state" area of New York, New Jersey and Connecticut.

     (b) Surrender and Exchange, of H/W Shares. Subject to the provisions of Paragraphs 2.01 (b) and (c), each holder of an outstanding certificate or certificates (the "Old Certificates") therefore representing H/W Shares ("H/W Shareholder"), upon surrender thereof shall receive in exchange therefore a certificate or certificates (the "New Certificates") representing the number of whole Auxer Shares into and for which the H/W Shares therefore represented by such surrendered Old Certificates have been converted. There are no dividends due to holders of H/W Shares. H/W shall provide written instructions to Auxer indicating the number of' Auxer Shares to be issued to Harvey and/or his designee(s). Shares not surrendered shall be marked as canceled on the stock registry of the Company.

     (c)        "Current Market Price Per Share" of one
share of Auxer Common Stock shall be the average closing price of the shares of the NASD Electronic Bulletin Board for the five trading days preceding the date of the Agreement.

     (d)       "Value Per Share" of one share of Auxer
Common Stock shall be one-half the Current Market Price Per
Share.

     (e) No certificates or scrip for fractional Auxer Shares will be issued and no payment will be made in respect thereof. Any fractional shares which result shall be rounded up to the nearest whole Auxer Share. If more than one certificate representing H/W Shares shall be surrendered for the account of the same Shareholder. the number of full Auxer Shares for which certificates shall be delivered to a Shareholder shall be computed on the basis of the aggregate number of shares represented by the certificates surrendered by thatShareholder.

     (f) In the event. Harvey, during the initial six months after the Auxer Shares received pursuant to paragraph 201(b) become publicly tradable, sells such stock in brokerage transactions at market for an average price less than S 1.50 per share, Auxer will, at Harvey's option, either transfer additional shares to Harvey so that the average sales price of all his Auxer Shares equals $1.50 per share or pay Harvey the difference between such average sales price and S 1.50 in cash.

     It is understood by the Parties that the closing of the transactions contemplated herein shall take place simultaneously with the execution of the Agreement.

     2.02 Additional Consideration

     Auxer will assume and promptly pay the following liabilities as of the date of the Agreement related to: commission sales personnel not to exceed $37,000 accounts payable not to exceed $55,000 (of which the payment of legal fees due Hollenberg, Levin et al of $3,362.50 will be paid simultaneously with the closing of the transactions contemplated by the Agreement); payroll not to exceed $5,500; and landlord not to exceed $5,900.

     In the event Auxer pays liabilities of H/W which equal these limits for any group of creditors for accounts payable only, Harvey will assume any additional liabilities to that group. Auxer will document all payments by statements and canceled checks.

III. COVENANTS
     3.01 Covenants of Auxer
          Auxer covenants, that:

      (a) Certificate of Incorporation. No amendment, change of state of incorporation or other change has been made in the certificate of incorporation of Auxer as attached to the Agreement.

      (b)        Securities. There are 8,079,929 Shares
outstanding.

      (c)        Dividends and Purchases of Stock. No
dividend, distribution or stock split or recapitalization has been authorized, declared, paid or effected by Auxer in respect of the outstanding Auxer Shares.

      (d) Borrowing Money. Auxer has not borrowed, guaranteed the borrowing of money. engaged in any transaction or entered into any material agreement, except in the ordinary course of business.

      (e) Access. Auxer has afforded the officers, directors, employees, counsel, agents, investment bankers, accountants and other representatives of H/W free and full access to the proper ties, books and records of Auxer, has permitted them to make extracts from and copies of such books and records and has furnished H/W with such additional financial and operating data and other information as to the financial condition, results or operations. business, properties. assets, liabilities or future prospects of Auxer as H/W from time to time has requested.

      (f) Confidentiality. Auxer insures that, for a period of six months from the date of the Agreement, all confidential information which Auxer or any of its officers, directors, employees, counsel, agents, investment barkers, or accountants may now possess or create or obtain relating to the financial condition, results of operations, business properties, assets. liabilities, or future prospects of H/W, any affiliate or any customer or supplier of H/W shall not be published, disclosed, or made accessible to any other person or entity at any time in each case without the prior consent of Harvey subject to paragraphs 3.01 (g) and
(h).

     (g) Public Statements. Before Auxer releases any information concerning the Agreement. or any of the other transactions contemplated by the Agreement which is intended or may result in public dissemination thereof, Auxer, for a period of six months from the date of the Agreement, shall cooperate with Harvey, shall furnish drafts of all documents or proposed oral statements to Harvey for comments, and shall not release any such information without the written consent of Harvey. Nothing contained herein shall prevent Auxer from releasing any information if required to do so by federal or state securities law.

     (h) Material for Registration Statement. Auxer represents that any future filings to be made by it with the Securities and Exchange Commission ("SEC") will be prepared in accordance with the then existing requirements of the Securities Act of 1933 (the "Securities Act"), and/or the Securities Exchange Act of 1934 (the "Securities Exchange Act") and the rules and regulations thereunder. Auxer shall furnish or cause to be furnished, for inclusion in any registration statement required to be filed with the SEC covering the Acquisition, information about Auxer or Auxer's security holders as may be required and shall continue to furnish or cause to be furnished such information for the purposes of supplementing any such proxy statement or amending any registration statement.

     (i) Indemnification. Auxer agrees to indemnify and hold harmless H/W and its present officers, directors, employees, agents and counsel and each person who controls
H. W within the meaning of Section 15 of the Securities Act of Section 20(a) or the Securities Exchange Act and if the Acquisition is abandoned or terminated, except solely as a result of a breach of the Agreement by H/W and/or Harvey, against any and all losses, liabilities, claims, damages and expenses whatsoever, including attorneys' fees and expenses, as and when incurred arising out of, based upon or in connection with any untrue statement or alleged untrue statement of a material fact relating to and supplied by Auxer contained in any post-effective registration statement, proxy statement or any amendment or supplement thereto or any application or other document or communication filed in any jurisdiction under the "blue-sky," securities, or takeover laws thereof or filed with the SEC. The foregoing agreement to indemnify shall be in addition to any liability Auxer may otherwise have, including liabilities arising under the Agreement.

     3.02 Covenants of H/W From the Date of the Agreement

     (a) Certificate of Incorporation and By-laws. No amendment has been made in the certificate of incorporation or by-laws of H/W other than as attached hereto as Attachment "B".
     (b) Dividends and Purchases of Stock. No dividend, distribution or stock split or recapitalization has been authorized, declared, paid or effected by H/W in respect of the outstanding H/W Shares.
     (c) Borrowing Money. H/W has not borrowed, guaranteed the borrowing of money, engaged in any transaction or entered into any material agreement, except in the ordinary course of business as disclosed in the financial statements delivered to Auxer.
     (d) Access. H/W has afforded the officers, directors, employees, counsel, agents, investment bankers, accountants and other representatives of Auxer and lenders, investors and prospective lenders and investors free and full access to the properties, books and records of H/W and has permitted them to make extracts from and copies of such books and records, and will from time to time furnish Auxer with such additional financial and operating data and other information as to the financial condition, results or operations, business, properties, assets, liabilities or future prospects of H/W as Auxer from time to time has requested. H/W will cause the independent certified public accountants of H/W to make available to Auxer and its independent certified public accountants all work papers relating to H/W referred to herein.
     (e) Conduct of Business. H/W has used reasonable efforts to preserve the business operations of H/W intact, to keep available the services of is present personnel, to preserve in full force and effect the contracts, agreements, instruments, leases, licenses, arrangements and understandings of H/W and to preserve the good will to others having business relations with it.
     (f) Advice of Changes. H/W has advised Auxer of any fact or occurrence or any pending or threatened occurrence of which it obtains knowledge and (i) which, would make the performance by any party of a covenant contained in the Agreement impossible or make such performance materially more difficult than in the absence of such fact or occurrence or (ii) which would cause a condition to any party's obligation under the Agreement not to be fully satisfied.

     (g) Confidentialirv. H/W shall insure that all confidential information which H/W or any of its officers, directors, employees, counsel, agents, investment bankers, or accountants may now possess or may hereafter create or obtain relating to the financial condition, results of operations, business properties, assets, liabilities, or future prospects of Auxer, or any affiliate shall not be published, disclosed, or made accessible to any other person or entity at any time or used in the business and for the benefit of H/W in each case without the prior written consent of Auxer.
     (h) Public Statements. Before the present officers or ,directors of H/W release any information concerning the Agreement, or any of the other transactions contemplated by the Agreement which is intended for or may result in public dissemination thereof, they shall cooperate with Auxer, shall furnish drafts of all documents or proposed oral statements to Auxer for comments, and shall not release any such information without the written consent of Auxer. Nothing contained herein shall prevent H/W from releasing any information if required to do so by law.
     (i) Material for Registration Statement. In the event Auxer files a registration statement with the SEC, Harvey will provide such information relating to H/W as may be required which he can obtain without unreasonable effort or more than nominal cost.
     (j) Indemnification. HAW agrees to indemnify Auxer and its officers, directors, employees, agents and counsel against any and all losses, liabilities, claims, damages and expenses whatsoever, including counsel's fees and expenses as and when incurred arising out of, based upon or in connection with representations which induced Auxer to enter into the Agreement.
     (k) Capitalization. H/W's capital structure consists of 1,000 shares of common stock without par value of which 200 shares are issued and outstanding. Each outstanding share is validly authorized, validly issued, fully paid and, nonassessable, has not been issued and is not owned or held in violation of any preemptive right of shareholders.

     IV. REPRESENTATIONS AND WARRANTIES

     4.01 Certain Representations and Warranties of Auxer
     Auxer represents and warrants to H/W as follows:

     (a) Organization and Qualification. Auxer is validly existing and in good standing and has authority to own, lease, license and use its properties and assets and to carry business in which it is now engaged and will continue to be duly qualified.
     (b) Capitalization. Auxer's capital structure consists of 50,000,000 shares of common stock $.001 par value per share of which 8,092,929 shares are issued and outstanding. Each outstanding Auxer Share is validly authorized, validly issued, fully paid and, nonassessable, has not been issued and is not owned or held in violation of any preemptive right of shareholders.
     (c) Financial Condition. Auxer has delivered to H/W true and correct copies of its financial statements. The financial statements have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved and are in accordance with the books and records of Auxer. Since the date of the financial statements:
            i. There has at no time been a material undisclosed adverse change in the financial condition of Auxer.
            ii.       Auxer has not declared, paid or
effected any dividend or liquidating or other distribution in respect of its shares of common stock or any direct or indirect redemption, purchase, or other acquisition of any Auxer Shares.
            iii. The operations and business of Auxer have been conducted in all respects only in the ordinary course.
            iv.        Auxer has not suffered an
extraordinary loss not disclosed in its financial statements (whether or not covered by insurance) or waived any right of substantial value.
     There is no fact known to Auxer which materially adversely affects or in the future (as far as Auxer can foresee) may materially adversely affect the financial condition, results of operations, business, properties, assets, liabilities, or future prospects of Auxer.

     (d) Tax and Other Liabilities. Auxer has no undisclosed liability of any nature, accrued or contingent, including without limitation liabilities for federal, state or local taxes and liabilities.
     (e) Litigation and Claims. There is no undisclosed litigation, arbitration, claim, governmental or other proceeding (formal or informal) or investigation pending, threatened or in prospect (or any basis therefor known to Auxer) with respect to Auxer or its business or assets.
     (f) Properties. Auxer has title to or has leased the real and personal property as set forth in the financial statements.
     (g) Patent,. Trademarks, Etc. Auxer's ownership or patents. trademarks or any other intellectual property is as listed on its financial statements.
     (h) Authoritv to Enter and Perform the Agreement. Auxer has all requisite power and authority to execute, deliver and perform the Agreement. All necessary corporate proceedings of Auxer have been duly taken to authorize the execution, delivery and performance of the Agreement by Auxer, other than approval of the holders of Auxer Shares. The Agreement constitutes the legal, valid and binding obligation of Auxer and is enforceable as to it in accordance with its terms and no consent, authorization, approval, order, license, certificate of or from, or declaration or filing with any federal, state, local or other government authority or any court or other tribunal is required by Auxer.
     (i) Auxer warrants that in the event it files a registration statement with the SEC, it will include on a "piggy-back" basis the Auxer Shares issued to Harvey and/or designee(s) pursuant to Paragraph 201 (a) of the Agreement at no cost to Harvey except underwriter's commissions, if any.
     4.02 Certain Representations and Warranties of H/VI/ H/W represents and warrants to Auxer as follows:
     (a) Organization and Qualification. H/W has no subsidiaries. H/W is a corporation duly organized, validly existing and in good standing under the laws of The State of New York with all requisite power and authority and all necessary consents, authorization, approvals, orders, licenses, certificates and permits of and from, and declarations and filings with, all federal, state, local and other governmental authorities to own, lease, license and use its properties and assets and to carry on the business in which it is now engaged and the business in which it contemplates engaging. H/W is duly qualified to transact the business in which it is engaged and is in good standing as a foreign corporation in every jurisdiction in which its ownership, leasing, licensing, or use of property or assets or the conduct of its business makes such qualification necessary.
     (b) Capitalization. Each of the outstanding H/W Shares is validly authorized, validly issued, fully paid and, nonassessable, has not been issued and is not owned or held in violation of any preemptive right of shareholders. The names of stockholders and the number of shares held by each are listed on Attachment "C."
     (c) Financial Condition. H/W has delivered to Auxer true and correct copies of its unaudited financial statements for the years ended December 31, 1994 and 1995 and for the eight months ended August 31, 1996 and a list of all receivables and payables as of August 31, 1996 and a schedule of inventory as of that date. Since the date of the financial statements:
          i. There has at no time been a material adverse change in the financial condition of H/W.
          ii. H/W has not authorized. declared, paid or effected any dividend or liquidating or other distribution in respect of its shares of common stock or any direct or indirect redemption, purchase, or other acquisition of any H/W shares of common stock. All accrued but unpaid dividends have been waived by the H/W shareholders entitled to receive such dividends in connection with the Agreement.
          iii. H/W has not suffered an extraordinary loss (whether or not covered by insurance) or waived any right of substantial value.

     There is no fact known to H/W which materially adversely affects the financial condition, results of operations, business, properties, assets, liabilities, or future prospects of H/W.
     (d)        Tax and Other Liabilities. H/W has no
undisclosed liability of any nature, accrued or contingent, including without limitation liabilities for federal, state or local taxes and liabilities to customers or suppliers, other than the following:
          i. Liabilities for which full provision has been made on the financial statements of H/W

          ii. Other liabilities arising since the last H/W financial statement in the ordinary course of business.
     Without limiting the generality of the foregoing, the amounts set up as provision for taxes on the last H/W financial statement are sufficient for all accrued and unpaid taxes of H/W.
     (e) Litigation and Claims. There is no litigation, arbitration, claim, governmental or other proceeding (formal or informal) or investigation pending, threatened or in prospect which adversely impact H/W or its business or assets.
     (f) Properties. H/W has good and marketable title to all property and assets used in its business or owned by it, as listed on its financial statements. The real and other properties and assets (including intangibles) leased or licensed by H/W constitute all such properties and assets which are necessary to the business of H/W as presently conducted.
     (g) Contracts and Other Instruments. H/W has made available to Auxer through the financial statements or otherwise in writing, all contracts, agreements, leases, instruments, licenses, arrangements or understandings with respect to H/W, listed on its financial statements and otherwise. H/W is not a party nor is it bound by any contract, agreement, instrument, lease, license, arrangement, or understanding which may, in the future, have a material adverse effect on the financial condition, results of operations, business, properties, assets, liabilities or future prospects of H/W.
     (h) Patents, Trademarks, Etc. H/W's ownership of patents, trademarks or any other intellectual property (if any) is listed on its financial statements.
     (i) Authority to Enter into and Perform the Agreement. H/W has all requisite power and authority to execute, deliver and perform the Agreement. All necessary corporate proceedings of H/W have been duly taken to authorize the execution, delivery and performance of the Agreement by H/W, other than approval of the holders of H/W Common Stock. The Agreement constitutes the legal, valid and binding obligation of H/W and is enforceable as to it in accordance with its terms and no consent, authorization, approval, order, license, certificate or permit of or from, or declaration or filing with any federal, state, local or other government authority or any court or other tribunal is required by H/W.
V. ABANDONMENT AND TERMINATION
     5.01 Right of H/W to Abandon.
     H/W's Board of Directors shall have the right to abandon or terminate the Acquisition if any of the following shall not be true.
     (a) Accuracy of Representations and Compliance with Conditions. All representations and warranties of Auxer contained in the Agreement shall be accurate regardless of knowledge or lack thereof on the part of Auxer or changes beyond its control; Auxer shall have performed and complied with all covenants and agreements and satisfied all conditions required to be performed and complied with by it by the Agreement; and H/W shall have received a certificate executed by the chief executive officer and the chief financial officer of Auxer dated this date to that effect,
     (b) Opinion of Auxer's Counsel. H/W shall have received a letter of Auxer's Counsel, in form and substance satisfactory to H/W and its counsel, to the effect that:
          i. Auxer is an Idaho corporation validly existing and in good standing with all requisite corporate power and authority to own, lease, license and use its properties and assets and to carry on the business in which it is now engaged;
          ii. Auxer is and will be duly qualified to transact the business in which it is engaged and is not required to register to do business in any other jurisdiction;
          iii. The authorized and outstanding capital stock of Auxer is as set forth in the Agreement and all the outstanding shares of the capital stock of Auxer are validly authorized, validly issued, fully paid and nonassessable;
          iv. All necessary corporate proceedings of Auxer have been duly taken to authorize the execution, delivery and performance of the Agreement by Auxer;
          v. Auxer has all requisite corporate power and authority to execute, deliver and perform the Agreement and the Agreement has been duly authorized, executed and delivered by Auxer, constitutes the legal, valid and binding obligation of Auxer, and (subject to applicable bankruptcy, insolvency and other laws affect-ing the enforceability of creditors' rights generally) is enforceable as to Auxer in accordance with its terms;
          vi. The execution, delivery and performance of the Agreement by Auxer will not violate or result in a breach of any term of Auxer's certificate of incorporation or of its by-laws or violate, result in a breach of, conflict with, or (with or without the giving of notice or the passage of time or both) entitle any party to terminate or call a default under, entitle any party to rights or privileges that did not exist immediately before the Agreement was executed under, or create any obligation on the part of Auxer under the terms of any agreement that did not exist immediately before the Agreement was executed;
          vii. After reasonable investigation, Counsel has no actual knowledge of any consent, authorization, approval, order, license, certificate or permit of or from or declaration or filing with any federal, state, local or other governmental authority or any court or other tribunal which is required of Auxer for the execution, delivery or performance of the Agreement by Auxer.
          viii. After reasonable investigation, Counsel has no actual knowledge of any litigation, arbitration, government or other proceeding (formal or informal over and above the disclosure contained in the financial statements), or investigation pending or threatened with respect to Auxer or any of its businesses, properties or assets than can reasonably be expected to result in any materially adverse change in the financial condition-, results of operations, business, properties, assets, liabilities or future prospects of Auxer or seeks to prohibit or otherwise challenge the Agreement or the consummation of the Acquisition or any of the other transactions contemplated hereby or to obtain substantial damages with . respect thereto, except as disclosed in the Agreement.

    5.02 Right of Auxer to Abandon.

     Auxer's Board of Directors shall have the right to abandon or terminate the Acquisition if any of the following shall not be true.
     (a) Accuracy of Representations and Compliance with Conditions. All representations and warranties of H/W contained in the Agreement shall be accurate when made and H/W shall have performed and complied with all covenants and agreements and satisfied all conditions required to be performed and complied with by it by the Agreement; and Auxer shall have received a certificate executed by the chief executive officer and the chief financial officer of H/W dated the date of the Agreement to that effect.

     (b) Certificate of the President of H/W. Auxer shall receive a certificate of the Chairman of the Board and Sole Stockholder of H/W in' form and substance satisfactory to Auxer and its counsel, to the effect that:
     i. H/W is a corporation validly existing and in good standing under the laws of the State of New York with all requisite corporate power and authority to own, lease, license and use its properties and assets and to carry on the business in which it is now engaged.
     ii. H/W is qualified to transact the business in which it is engaged and is registered as a foreign corporation in all jurisdictions in which it does business.
     iii. The authorized and outstanding capital stock of H/W is as set forth in the Agreement and all the outstanding shares of the capital stock of H/W are validly authorized, validly issued, fully paid and nonassessable;
     iv. All necessary corporate proceedings of H/W have been duly taken to authorize the execution, delivery and performance of the Agreement by H/W;
     v. H/W has all requisite corporate power and authority to execute, deliver and perform the Agreement and the Agreement has been duly authorized, executed and delivered by H/W, constitutes the legal, valid and binding obligation of H/W, and (subject to applicable bankruptcy, insolvency and other laws affecting the enforceability of creditors' rights generally) is enforceable as to H/W in accordance with its terms;
     vi. The execution, delivery and performance of the Agreement by H/W will not violate or result in a breach of any term of H/W's certificate of incorporation or of its by-laws or violate, result in a breach of, conflict with, or (with or without the giving of notice or the passage of time or both) entitle any party to terminate or call a default under, entitle any party to rights or privileges that did not exist immediately before the Agreement was executed under, or create any obligation on the part of H/W under the terms of any agreement that did not exist immediately before the Agreement was executed;
     vii. He has no actual knowledge of any consent, authorization, approval, order, license, certificate or permit of or from or declaration or filing with any federal, state, local or other governmental authority or any court or other tribunal which is required of H/W for the execution, delivery or performance of the Agreement by WW.
     viii. He has no actual knowledge of any litigation, arbitration, government or other proceeding (formal or informal), or investigation pending or threatened with respect to H/W or any of its businesses, properties or assets than can reasonably be expected to result in any materially adverse change in the financial condition, results of operations, business, properties, assets, liabilities or future prospects of H/W or seeks to prohibit or otherwise challenge the Agreement or the consummation of the Acquisition or any of the other transactions contemplated hereby or to obtain substantial damages with respect thereto, except as disclosed in the Agreement.

     VI. MISCELLANEOUS.

     6.01 Further Actions

          At any time and from time to time, each Party agrees, at its expense, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of the Agreement.
      6.02 Availability of Equitable Remedies
          Since a breach of the provisions of the Agreement could not adequately be compensated by money damages, either Party shall be entitled, in addition to any other right or remedy available to it, to an injunction restraining such breach or threatened breach and to specific performance of any such provision of the Agreement, and, in either case, no bond or other security shall be required in connection therewith, and the Parties hereby consent to the issuance of such an injunction and to the ordering of specific performance.
       6.03 Modification
          The Agreement sets forth the entire understanding of the Parties with respect to the subject matter hereof. The Agreement may be amended by a written instrument executed by H/W and Auxer with the approval of their respective Boards of Directors. A change in the number of shares issued or the number and exercise price of options due to a stock split or recapitalization of Auxer ratably affecting all its stockholders and option holders will not be construed as a modification of the Agreement.
       6.04 Notices
     Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested or overnight delivery or courier service or delivered in person or by facsimile against receipt to the Party to whom it is to be given at the address of such Party set forth in the preamble to the Agreement (or to such other address (or facsimile telephone number) as the party shall have furnished in writing to the other Party. Any notice shall be addressed to the attention of the Corporate Secretary.

EXHIBIT 10.3 - CARQUEST PRODUCTS, INC. LICENSE AGREEMENT
--------------------------------------------------------
                      AGREEMENT

          THIS AGREEMENT (the "Agreement") is made and entered into this 10th day of October 1998, by and between CARQUEST Products, Inc., a corporation organized and existing under the laws of the state of North Carolina (the "Company"), and Harvey Westbury, a corporation organized and existing under the laws of the state of ________ (the "Supplier").

                      BACKGROUND

          The Company is licensed by The CARQUEST Corporation ("CARQUEST Corp.*) to use and to grant licenses to use certain trademarks owned by CARQUEST Corp. The Company has developed and will continue to develop a program identified by such marks to assist its Members (the "Members") and their customers in the promotion, marketing, distribution and sales of quality automotive parts, supplies, accessories, and equipment. Each Member is a wholesale distributor of automotive replacement parts.
The Company desires by this Agreement to permit the Supplier to use the trademark CARQUEST, as shown on Exhibit, A hereto on certain automotive parts to be produced packaged by the Supplier for the Company and/or one or more Members.


     NOW, THEREFORE, in consideration of the premises and the mutual covenant and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Supplier agree as follows:

                         SECTION 1
                          License

          1.1 Grant of License. Subject to the terms and conditions of the Agreement the Company hereby grants to the Supplier the non-exclusive, nontransferable license and right to use the mark "CARQUEST" and design, on merchandise items approved by the Company (the "Products") to be manufactured, sold or otherwise provided by the Supplier to the Company and/or Members. This license and right shall continue with respect to Supplier until the termination of the Agreement pursuant to the terms hereof.

          1.2 Ownership of Mark and Design. The Supplier acknowledges The CARQUEST Corporation's exclusive right, tide and interest in and to the mark "CARQUEST" and design; and the Supplier shall not at any time do or cause to be done any act or thing contesting or in any way impairing or tending to impair any part of such right, title, and interest.

          The Supplier acknowledges the Company's exclusive right, title and interest in and to the mark "CARQUEST" and design, and the rights of The CARQUEST Corporation, which are licensed for purposes of this Agreement to the Company to the marks

"CARQUEST", and the Supplier shall not at any time do or cause to be done any act or thing contesting or in any way impairing or tending to impair any part of such rights, title and interest.
     1.3 Rules, Regulations and Policies. The Supplier agrees to comply with such reasonable rules, regulations and policies as may from time to time be adopted and established by the Company with respect to the use of "CARQUEST", in the sale of the Products by the Supplier to the Company or to any Member.
     1.4 Adverse Claims. The Supplier shall immediately notify the Company in writing of any adverse claim made against it with respect to the use of "CARQUEST".
     1.5 Assignment and Use. The Supplier may not sell, transfer, assign or sublicense its license and right to use "CARQUEST".
                      SECTION 2
           Additional Obligations of Supplier
          2.1 Insurance. The Supplier represents, warrants and agrees that it shall at all times during the continuation of this Agreement maintain in full force and effect product liability insurance in a minimum amount of one million dollars ($1,000,000) covering the Products. Such insurance shall protect the interest of the Company, The CARQUEST Corporation, and Members. Such insurance shall name as insureds, either directly or by way of endorsement, the Company, The CARQUEST Corporation, and Members. In addition, the Supplier, upon the Company's request, agrees to furnish evidence of such insurance to the Company.
     2.2 Patent Specifications, Other Rules and Laws. The Supplier represents, warrants, and agrees that it has not and will not misappropriate or infringe upon the intellectual property ('Including, without limitation, copyrights, patent rights and trade secrets) of others in connection with the manufacture and sale of the Products. The Supplier further represents, warrants and agrees that the Products will comply with all applicable laws, ordinances, rules, arid regulations, either state, federal or local. The Supplier shall provide any and all information needed by the Company to comply with all applicable law ordinances, rules and regulations, either state, federal or local. This information will include, but not be limited to, the lawful handling, storage, transportation and sale of the Products.

          2.3     Quality of Products. The Supplier
represents, warrants and agrees that the Products will be merchantable and fit for the purpose or purposes intended.

          2.4 Indemnification. (a) The Supplier shall indemnify and hold harmless the Company and each Member against any and all liabilities, losses, damages, costs, and expenses, including court costs and reasonable attorney's fees, that the Company or any Member may incur or sustain by reason of any claim, demand, legal actions or judgment based upon or arising out of (i) any alleged or actual misappropriation or infringement by the Supplier of the trade secrets, patent rights, trademarks, copyrights or other industrial property rights of others in connection with the Supplier's manufacture and/or sale of the Products, or (ii) any alleged or actual defects of any kind in the design, manufacture, preparation, or handling of the Products; provided that the Supplier shall not be liable for the gross negligence or willful misconduct of the Company or any Member. The Supplier agrees to defend any action, suit, or proceeding brought against the Company or any Member insofar as such action, suit, or proceeding is based upon or arises out of the matters referred to in this section 2.4(a); provided that, upon the Supplier's assumption of such defense, the Supplier shall not be liable for any attorney's fees of the Company or any Member. The Company or any Member claiming indemnification hereunder shall provide prompt notice to the Supplier of any claim, demand or legal action in respect of which indemnification may be claimed; provided that the failure to provide such notice shall not release the Supplier for any liability except and solely to the extent that the Supplier is materially prejudiced by such failure. The Supplier shall not be liable for any settlement without its prior written consent.
          (b) The Company shall indemnify and hold harmless the Supplier against any and all liabilities, losses, damages, costs, and expenses, including court costs - and reasonable attorneys fees, that the Supplier may incur or sustain by reason of any claim, demand, legal actions or judgment based upon or arising out of any alleged or actual infringement of the trademarks, copyrights or other industrial property rights of others in connection with the Supplier's use of the "CARQUEST" trademark and design in accordance with this went; provided that the Company shall not be liable for the gross negligence or willful misconduct of the Supplier. The Company agrees to defend any action, suit, or proceeding brought against the Supplier insofar as such action, suit or proceeding is based upon or arising out of the matters referred to in this section 2.4(b); provided that, upon the Company's assumption of such defense, the Company shall not be liable for any attorney's fees of the Supplier. The Supplier shall provide prompt notice to the Company of any claim, demand or legal action in respect of which indemnification may be claimed; rovi ell that the failure to provide such notice shall not release the Company from any liability except and solely to the extent that the Company is materially prejudiced by such failure. The Company shall not be liable for any settlement without its prior written consent.
          2.5 Miscellaneous. The Supplier agrees that it shall not produce and/or sell any Products or any other product or products under the mark "CARQUEST" and design, except to the Company or to a Member. The Supplier further agrees that it will not adopt or use any word or mark that is likely to be similar to or confusing with the mark "CARQUEST" and design, or on any products that it supplies to other companies, including, but not limited to, the use of any reproduction, counterfeit copy, or colorable imitation of the designation of "CARQUEST", or in any sale, offering for sale or advertising of any such products.
                        SECTION 3
                        Termination
     3.1 Termination. This Agreement may be terminated by the Company or Supplier at any time after 30 days written notice given by the terminating party to the other party to this Agreement.
     3.2 Effect of Termination. Upon termination of this Agreement, the Supplier shall immediately (i) pay to the Company the full amount, if any, which it then owes to the Company under this Agreement, (ii) discontinue all use of "CARQUEST" as a trademark, service mark, or trade name on the Products, and (iii) refrain from doing any acts, whether or not specified above, which would indicate that the Supplier is or was authorized to use the mark "CARQUEST" and design on the Products; provided, however. that notwithstanding the termination of the Agreement, the Supplier shall have the right and license to use "CARQUEST" to the extent permitted by any other agreements with the Company and any Member unless such other agreements are also terminated. Upon termination of this Agreement, the Company shall immediately (i) pay to the Supplier the full amount, if any, which the Company then owes to the Supplier pursuant to this Agreement, and (ii) purchase from the Supplier all Products ordered by the Company from the Supplier in containers bearing the mark "CARQUEST" and design, provided, however. the Supplier acknowledges and agrees that the Company shall not be responsible for and by executing this Agreement has not and is not guaranteeing the obligations of any Member to the Supplier for Products purchased or ordered from the Supplier by any Member.
          3.3 Termination Costs. Upon termination of this Agreement, the Supplier agrees to reimburse the Company for all costs and expenses incurred by it, including attorney's fees, as a result of the Supplier's failure or refusal to comply with the terms of section 3.2 above or with any other terms and conditions of this Agreement. Upon termination of this Agreement, the Company agrees to reimburse the Supplier for all costs and expenses incurred by it, including attorney's fees, as a result of the Company's failure or refusal to comply with the terms of section 3.2 above or with any other terms and conditions of the Agreement.

                         SECTION 4
                       Miscellaneous

          4.1 Specific Performance. The parties hereby declare that it is impossible to measure in money the damages that will accrue to a party to the Agreement by reason of the failure of any party to perform any of its obligations under this Agreement. Accordingly, if a party to this Agreement shall institute any actions or proceedings to enforce the provisions of this Agreement, any party against whom such action or proceeding is brought hereby waives the claim or defense therein that such party has an adequate remedy at law, and such party shall not urge in any such action or proceeding the claim or defense that however, shall not prevent any party from seeking a remedy at law for any breach of this Agreement.
     4.2 Notice. Any and all notices, offers, acceptances, or any other communication provided for in this Agreement shall be given in writing by personal delivery by registered or certified mail which shall be addressed to the address set forth below for each party or such other address as may be designated by any party by notice given to the other parties hereto.
     4.3 Separability of Provisions. The invalidity or unenforceability of any particular provision of the Agreement shall not affect the other provisions of this Agreement, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.
     4.4 Entire Agreement; Modifications. This Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof and shall supersede any prior agreements and understandings between the parties with respect to subject-matter. This Agreement may not be modified or amended except in writing signed by each of the parties hereto. This Agreement shall not be modified or amended -W-the terms of any purchase order, acknowledgment or confirmation of sale; `or other similar documents issued by the Company, the Supplier, or any Member in connection with the purchase or sale of the Products.

     4.5 Benefits. All of the terms, covenants, agreements and conditions contained in this Agreement shall be binding upon and inure to the benefit of all parties hereto, and their respective successors, assigns and legal representatives, unless prohibited in this Agreement.
     4.6 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Indiana.
          IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.
                              CARQUEST Products, Inc.

                              By (s) MikeLowe
                              ----------------
                              Title: Product manager

                              299 E. County Road 300 S.
                              New Castle, IN 47362


                              SUPPLIER
                              Harvey Westbury Corp.

                              By: (s) Ronald M. Shaver
                              ------------------------
                              Title:  President
                              Address:  30 Galesi Dr.,
                              Wayne, NJ 07470

EXHIBIT 10.4 - AGREEMENT OF BUSINESS COMBINATION BY EXCHANGE
OF ASSETS FOR STOCK BETWEEN THE AUXER GROUP, INC. AND ERNEST
DESAYE, JR. DOING BUSINESS AS HARDYSTON DISTRIBUTORS
------------------------------------------------------------

         AGREEMENT OF BUSINESS COMBINATION
              BY EXCHANGE OF ASSETS FOR
                       STOCK

     AGREEMENT dated this 22 day of April, 1999, by and between THE AUXER COUP, INC., a corporation having its principal place of business at 30 Galesi Drive, Suite 304, Wayne, New ,jersey 07470 ("PURCHASER"), and Mr. Ernest
DeSaye, Jr., doing business as Hardyston Distributors, having his principal place of business at 22-B Lasinski Road, Franklin, NJ 07416 (the "COMPANY").

                 W I T N E S S E T H

WHEREAS, The COMPANY is desirous of exchanging all or substantially all of its assets; and


WHEREAS, PURCHASER is desirous of acquiring all of the assets of the Company; and,


WHEREAS, the PURCHASER wishes to employ Mr. Ernest R. DeSaye,
Jr. ("Employee"); and,
WHEREAS, Employee wishes to be employed by the PURCHASER;
and,
WHEREAS, PURCHASER is a holding company which is publicly held and which owns automotive related products; and,

WHEREAS, the COMPANY is an automotive distributor in Northwest New Jersey;


IT IS NOW THEREFORE AGREED that in consideration of the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

     1.Exchange of Assets.

     1.1 Subject to the terms and conditions of this Agreement and the performance by the parties hereto of their respective obligations hereunder, then Company shall exchange, transfer, convey, assign and deliver to PURCHASER, and PURCHASER shall receive, acquire and accept on the Closing Date (as such term is hereinafter defined) all of the right, title and interest of the Company, including all aspects to the business, assets, goodwill, and rights of Company as shall exist on the Closing Date, including, without limitation, inventory, accounts receivable, goodwill, rights in tradenames, trademarks and copyrights, all rights relating to or arising out of the business conducted by the Company under express or implied warranty (as from the suppliers of the Company with respect to the Assets being transferred to PURCHASER), all books and records, correspondence, employment records and files of or relating to the business or Assets of the Company being exchanged with PURCHASER and all of the Company's right, title and interest in and to each lease, contract, agreement, purchase order or commitment to which the Company is a party or in which the Company has rights, (all of such assets are collectively referred to hereinafter as the "Assets"), free and clear of all liabilities, obligations, liens and encumbrances, except as expressly assumed by PURCHASER under Section 2 below.

     1.2 The transfer of the Assets as herein provided shall be effected by bills of sale, endorsements, assignments, drafts, checks, deeds and other instruments of transfer and conveyance delivered to PURCHASER on the Closing Date in form sufficient to transfer the Assets as contemplated by this agreement and as shall be reasonably requested by PURCHASER. Company covenants that (i) it will, at any time and from time to time after the Closing Date, execute and deliver such other instruments of transfer and conveyance and do all such further acts and things as may be reasonably requested by PURCHASER to transfer and deliver to PURCHASER or to aid and assist PURCHASER in collecting and reducing to possession, any and all of the Assets; (ii) PURCHASER, after the Closing Date, shall have the right and authority to collect, for the account of PURCHASER, all checks, notes and other evidences of indebtedness or obligations to make payment of money and other items which shall be transferred to PURCHASER as provided herein and to endorse with the name of Company any such checks, notes or other instruments received after the Closing Date; and (iii) Company will transfer and deliver to PURCHASER any cash or other property that Company may receive after the Closing Date in respect of or arising out of the business conducted by Company. After the Closing Date, at reasonable times and upon reasonable notice, Company shall have access to the books and records conveyed to PURCHASER hereunder, and PURCHASER shall have access to any minute books, stock books and similar corporate records retained by Company.

     1.3 Company covenants that between the date hereof and the Closing Date and, if reasonably requested by PURCHASER, after the Closing Date, Company shall use its best efforts to obtain the consent of any parties to any contracts, licenses, leases, commitments, sales orders, purchase orders or other agreements being assigned by Company to PURCHASER hereunder as shall be reasonably requested by PURCHASER. If any such required consent is not obtained, this agreement shall not constitute an agreement to assign the instrument relating thereto, however Company shall cooperate with PURCHASER in any reasonable arrangement to provide for PURCHASER the benefits under any such contract, license, lease, commitment, sales order, purchase order or other agreement, including enforcement, at the cost and for the benefit of PURCHASER, of any and all rights of Company against the other party thereto arising out of the breach or cancellation by such party or otherwise.
     2. Assumption of Liabilities. PURCHASER shall assume no liabilities of Company, except as specified in the list of liabilities which is attached hereto as Exhibit II.

     3. Closing. The Closing hereunder (the "Closing") shall take place on or about the 8th day of April, 1999 at the offices of Roger L. Fidler, Esq. 400 Grove street, Glen Rock, New Jersey 07452 or at such other time and place as may be agreed by PURCHASER and the Company (the "Closing Date").

     4.Exchange Terms; Allocation.

     4.1 In consideration of the exchange and transfer of the Assets herein contemplated, on the Closing Date, PURCHASER shall deliver at Closing to Employee the sum of five thousand dollars ($5,000.00) in cash. Certificates for shares of said PURCHASER'S common stock shall be issued to Employee not later than 90 days after closing. The number of these shares shall be equal to the value of the assets less $15,000 divided by the average of the bid and asked price on the day before the Closing. The value of the assets shall be determined by taking the sum of the cost of inventory, plus the collectable value of the accounts receivable, plus the fair market value of the equipment and rolling stock multiplied by 1.05. No other factors shall be taken into account when calculating the value of the assets for the purpose of this Agreement. In addition, Employee shall receive two additional payments of $5,000.00 each to be paid 60 and 120 days after the date of Closing. Employee shall also execute at Closing, the attached Employment Agreement.


     4.2 On the date of Closing, PURCHASER represents that in addition to the above mentioned shares to be delivered to Employee, there shall remain outstanding, in addition thereto, only the following shares held by other shareholders, to wit:

     Fifty Five Million (55,000,000).


     5.Representations and Warranties of Company. Company hereby represents and warrants as follows:


     5.1 Company is a sole proprietorship operating under the name of Hardyston Distributors under the laws of the State of New Jersey and has full power and authority to own its properties and carry on its business as and in the places where such properties are now owned or such business is now being conducted. on or before closing Company shall establish to the satisfaction of PURCHASER that it has title to the Assets and authority to convey the same in accordance with the terms of this Agreement. Complete and correct copies of such documents as the PURCHASER may demand will be turned over prior to Closing. The Company is duly qualified to do business and is in good standing in all jurisdictions in which such qualification is necessary because of the character of the properties owned by it or the nature of its activities. Company has taken no action and has not failed to take any action, which action or failure would preclude or prevent Company from conducting the business of Company in the manner heretofore conducted.

     5.2 Company has no subsidiaries.

     5.3 Company is solely owned by the Employee.


     5.4 Employee has full power and authority, corporate and otherwise, to enter into this agreement on behalf of Company and to cause Company to assume and perform its, his or her obligations hereunder. The execution and delivery of this agreement and the performance by Company of its obligations hereunder have been duly authorized by the Board of Directors of Company, if any, and no further action or approval, corporate or otherwise, is required in order to constitute this agreement as a binding and enforceable obligation of Company. The execution and delivery of this agreement and the performance by Company of its obligations hereunder do not and will not violate any provision of, nor conflict with or result in any breach of any condition or provision of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the Assets by reason of the terms of any contract, mortgage, lien, lease, agreement indenture, instrument, judgment or decree to which Company is a party or which is or purports to be binding upon Company or which affects or purports to affect any of the Assets.


     5.4 No action, approval, consent or authorization, including but not limited to any action, approval, consent or authorization by any governmental or quasi-governmental agency, commission, board, bureau or instrumentality is necessary as to Company in order to constitute this agreement as a binding and enforceable obligation of Company in accordance with its terms.


     5.5 Company has not incurred any obligation or liability (absolute or contingent, liquidated or unliquidated, choate or inchoate) except current obligations and liabilities incurred in the ordinary course of their businesses which would act as a lien against the Assets.


     5.6 Company has not leased or effected any transfer of any of the Assets;


     6. Representations and Warranties of PURCHASER.
PURCHASER hereby represents and warrants that on the closing date all of the following will be true:


     6.1 PURCHASER is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. PURCHASER is not conducting any business in any location. Complete and correct copies of the Certificate of incorporation of
     Company and all amendments thereto, certified in each case by the Secretary of State of the State of Delaware, and of the By-Laws of PURCHASER, and all amendments thereto, certified by the Secretary of PURCHASER, have been or will be delivered to Company on or prior to the Closing Date by PURCHASER. PURCHASER will present at closing a certificate of good standing for the State of Delaware. PURCHASER has taken no action and has not failed to take any action, which action or failure would preclude or prevent Company from conducting the business of Company in the manner heretofore conducted. PURCHASER is approved for trading in the over-the-counter market with not less than two market makers.

     6.2 PURCHASER has subsidiaries.


     6.3 PURCHASER has no authorized or outstanding securities other than its common stock, x.0001 par value per share (the "Common Stock"), which consists of 80,000,000 authorized shares of which not more than 55,000,000 shares are currently outstanding. All outstanding Common stock is duly authorized, validly issued, fully-paid and non-assessable (except for such statutory and constitutional obligations as may be imposed notwithstanding full payment for and valid issuance of such shares), and there are no presently issued or outstanding securities of PURCHASER convertible into common stock nor are there any outstanding options, warrants, agreements, rights or commitments of any kind relating to the authorized but unissued Common Stock. All transfer taxes, if any, with respect to transfers of securities of PURCHASER made prior to the date hereof have been paid. All of the common stock is owned, both beneficially and of record, free of any security interests, liens, pledges, claims, charges, escrows encumbrances, options, rights of first refusal, mortgages, indentures, security agreements or other contracts (whether or not relating in any way to credit or the borrowing of money) and the designated owner thereof has the unrestricted right to vote such Common Stock. PURCHASER also has authorized shares of Preferred Stock having a par value of $.001 per share, none of which are issued and/or outstanding.


     6.4 PURCHASER' s Board of Director's will recommend to certain controlling shareholders, as soon as practicable after receipt of Company's certified financial statements, approval of the transaction contemplated herein and obtain written consent to take such acts and actions as may be deemed necessary or advisable by counsel to Company to fully empower PURCHASER and its Board of Directors to enter into and consummate this transaction.


     6.5 PURCHASER has full power and authority, corporate and otherwise, to enter into this agreement and to assume and perform its, his or her obligations hereunder. The execution and delivery of this agreement and the performance by PURCHASER of its obligations hereunder have been duly authorized by the Board of Directors of PURCHASER and no further action or approval, except shareholder approval, corporate or otherwise, is required in order to constitute this agreement as a binding and enforceable obligation of PURCHASER. The execution and delivery of this agreement and the performance by PURCHASER of its obligations hereunder do not and will not violate any provision of the Certificate of incorporation or By-Laws of PURCHASER and do not and will not conflict with or result in any breach of any condition or provision of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon.any of its assets by reason of the terms of any contract, mortgage, lien, lease, agreement indenture, instrument, judgment or decree to which PURCHASER is a party or which is or purports to be binding upon Company or which affects its assets.

     6.6 No action, approval, consent or authorization, including but not limited to any action, approval, consent or authorization by any governmental or quasi-governmental agency, commission, board, bureau or instrumentality is necessary as to PURCHASER in order to constitute this agreement as a binding and enforceable obligation of PURCHASER in accordance with its terms.
     6.7 PURCHASER has not during the last 30 days, except as may be required to satisfy the terms of this Agreement:
     6.7.1 authorized, issued, sold or converted any securities, or entered into any agreement with respect thereto;
     6.7.2 declared, set aside or made any dividend or other distribution or purchased, redeemed or reclassified any of their capital stock or effected any stock split, stock dividend, exchange or recapitalization or entered into any agreement in respect of the foregoing;
     6.7.3 incurred any damage, destruction or similar loss, whether or not covered by insurance, materially affecting their businesses or. properties;
     6.7.4 sold, assigned or transferred- any of their tangible assets or any patent, trademark, trade name, copyright, license, franchise, design or other intangible assets or properties;
     6.7.5 mortgaged, pledged, granted or suffered to exist any lien or other encumbrance or charge on any of their assets or properties, tangible or intangible;

     6.7.6 waived any rights of material value or canceled, discharged, satisfied or paid any material debts or claims;

     6.7:7 incurred any obligation or liability (absolute or contingent, liquidated or unliquidated, choate or inchoate);

     6.7.8 leased or effected any transfer of any of their assets or properties;
     6.7.9 entered into, made any amendment of or terminated any lease, material contract or license;


     6.7.10 amended its Certificate of Incorporation or By-Laws;


     6.7.11 effected any change in their accounting practices, procedures or methods;


     6.7.12 became obligated to make any payment to any shareholder of PURCHASER in any capacity, or entered into any transaction of any nature with any shareholder of PURCHASER in any capacity;


     6.7.13 increased the compensation payable to any of their directors, officers or employees or became obligated to increase any such compensation;


     6.7.14 entered into any transaction other than in the ordinary course of business, or changed in any way any of their business policies or practices.


     6.8 PURCHASER is not a party to or has any contract or commitment of any kind or nature whatsoever, written or oral, formal or informal, including, without limitation, any lease, license, franchise, employment, maintenance, consultant or commission agreement, pension, profit-sharing, bonus, stock purchase, stock option, retirement, severance, hospitalization, accident, insurance or-other plan or arrangement involving employee benefits, contract with any labor union or contract for services, materials, supplies, merchandise, inventory or equipment, for the sale or purchase of any of its services, products or assets, for the borrowing of money or for a line or letter of credit, with any current or former director, officer or employee of PURCHASER which will be in effect on the Closing Date, with any government or agency thereof, pursuant to which its right to compete with any entity or person in the conduct of its business is restrained or restricted for any reason or in any way, guaranteeing the performance, liabilities or obligations of any Entity or person, for capital improvements or expenditures or with any contractor or subcontractor for in excess of $100.00, for charitable contributions aggregating in excess of $100.00, or involving in excess of ;100.00 in cash over its term (including any periods covered by any options to renew by any party).


     6.9. PURCHASER has no liabilities except as shown on its financial statements, no contracts or other obligations whatsoever including any contingent liabilities.


     7. Financial Statements and Form 10.


     Company shall deliver to PURCHASER, on or before the Closing Date, sufficient financial information in a form acceptable to the United States Securities and Exchange Commission for consolidation with PURCHASER'S financial statements and will be in compliance with generally accepted accounting principles and Regulation SX promulgated under the Securities Act of 1933, as amended, and as it applies to corporations which have registered securities upon Form 10 or Form 10SB under the 1934 Securities Exchange Act. After closing, the new management represents that it will promptly update Company's Form 10-SE and timely file the same and all other forms required by the United States Securities and Exchange Commission.
     8.Miscellaneous.

     a)This Agreement shall constitute the entire agreement of the parties hereto and may not be amended, except by written consent of the parties hereto in writing executed by them.
     b) This Agreement shall be construed according to the laws of the State of New Jersey and shall be enforceable in any court of competent jurisdiction located therein.
     c) This Agreement shall inure to the benefit of the parties and their successors in interest, if any, but shall not otherwise be assignable.
     d) Where in this Agreement one gender or the other is used, of the singular or the plural is used, and if to effect the intent of the parties hereto the use of the other gender or number is needed then it is understood that such gender or both or such number or both is implied.
     e) This Agreement may be executed in counterparts and receipt-of facsimile transmission of signatures shall be sufficient to effect acceptance of this Agreement, although the parties hereto agree to submit within a reasonable time duplicate original signed copies of this Agreement to each other.

     9.  Indemnification.

     Each party to this Agreement shall indemnify and hold harmless each other party at all times after the date of closing against and in respect of any liability, damage or deficiency, all actions, suits, proceedings, demands, assessments, judgments, costs and expenses, including attorney's fees incident to any of the foregoing, resulting from any misrepresentation, breach of covenant or warranty for non-fulfillment of any agreement on the part of such party under this Agreement, or from any misrepresentation in or omission from any certificate furnished or to be furnished to a party hereunder. Subject to the terms of this Agreement, the defaulting party shall reimburse the other party or parties on demand for any reasonable payments made by said parties at any time after the date of closing, in respect to any liability or claim to which the foregoing indemnity relates, if such payment is made after reasonable notice to the other party to defend or satisfy the same, and such party failed to defend or satisfy the same.
     10.Covenant Not to Disclose.

     (a) I shall not at any time during or after the termination of my employment by Company reveal, divulge, or make known to any person (other than Company or its Affiliates) or use for my own account any confidential information used by Company or any of its Affiliates during my employment by Company before and during the term of this Agreement and made known to me by reason of my employment by Company. I shall retain all such knowledge and information which I may acquire during my employment by Company in trust for the sole benefit of Company and its Affiliates and their successors and assigns.

     (b) As used in this Agreement, the term "Affiliate" shall mean any corporation, company, partnership or other person or entity that directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the person of which such corporation, company, partnership or other person or entity is an affiliate.
     11. Brokers. No brokers have been utilized in connection with this transaction. PURCHASER shall not be liable for the payment of any finder's or consultant's fees except as specifically provided herein.
IN WITNESS WHEREOF THE PARTIES HERETO, CORPORATE PARTIES HAVING BEEN DULY AUTHORIZED BY THEIR RESPECTIVE BOARDS OF DIRECTORS, HAVE SET THEIR HANDS AND SEALS ON THE DATE FIRST ABOVE WRITTEN.
   THE AUXER GROUP, INC.


   By:  (s) Eugene Chiaramonte   By:  (s) Ernest DeSaye
        ----------------------         ----------------
            Eugene Chiaramonte, Jr.     Ernest R. DeSaye, Jr.
           PRESIDENT                   d/b/a Hardyston
                                       Distributor
EXHIBIT 10.5 - AGREEMENT AND PLAN OF ACQUISITION BETWEEN
AUXER INDUSTRIES, INC. AND UNIVERSAL FILTRATION INDUSTRIES,
INC.
-----------------------------------------------------------
     This agreement and plan of acquisition (the "Agreement") dated December 20, 1996, by and between Universal Filtration Industries, Inc.., a New York corporation, the address of which is 16 Grace Lane, East Norwich, New York 11732, ("Universal Filtration"), and Auxer Industries, Inc., a Idaho corporation, the address of which is 230 Dayton Street, Ridgewood, New Jersey 07450 ("Auxer" or the "Acquiring Corporation") [Universal Filtration and Auxer being herein sometimes called the "Parties" or "Constituent Corporations"]. WHEREAS, the Parties orally agreed on February 10, 1996, that Auxer would exchange shares of its common stock for all the issued and outstanding capital stock of Universal Filtration; and

WHEREAS, the Parties entered into an agreement dated August 7, 1996 embodying the oral understandings; and

WHEREAS, the Parties have agreed to modify the agreement because certain representations of Universal relating to revenue and profitability projections have not been met;

WHEREAS, the Parties desire to enter into a new restated written document which will replace any and all prior oral and written understandings between the Parties.

NOW THEREFORE, IN CONSIDERATION OF THE PREMISES AND THE
UNDERTAKINGS HEREINAFTER STATED, THE PARTIES AGREE AS FOLLOWS:

I. ACQUIRING CORPORATION; CERTIFICATE OF INCORPORATION AND
BY-LAWS; BOARD OF DIRECTORS; OFFICERS.

1.01     Acquiring Corporation.
The corporation which shall be the acquiring corporation is Auxer.
1.02     Certificate of Incorporation and By-laws.
The certificate of incorporation, as amended, and the by-laws of Auxer as contained in Attachment "A" are in effect at the date of the Agreement are the certificate of incorporation and the by-laws of the Acquiring Corporation until they are amended.
1.03 Board of Directors. From the date of the Agreement until December 31, 1999, the Auxer board of directors shall consist of not more than three directors.
        II. STATUS AND CONVERSION OF SECURITIES
2.01 Shares of Universal Filtration
(a) Universal Filtration Common Stock. All the shares of the common stock of Universal Filtration ("Universal Filtration Shares") shall be converted into and exchanged for 1,000,000 shares of common stock, ("Auxer Shares") of Auxer ("Auxer Common Stock") valued at $.05 per share. Certificates representing 1,000,000 Auxer Shares shall be immediately delivered to the shareholders of Universal Filtration.
(b) Surrender and Exchange of Universal Filtration Shares. Subject to the provisions of Paragraphs 2.01(b) and (c), each holder of an outstanding certificate or certificates (the "Old Certificates") therefore representing Universal Filtration Shares ("Universal Filtration Shareholder"), upon surrender thereof shall receive in exchange therefore a certificate or certificates (the "New Certificates") representing the number of whole Auxer Shares into and for which the Universal Filtration Shares therefore represented by such surrendered Old Certificates have been converted. There are no dividends due to holders of Universal Filtration Shares. Filtration shall provide written instructions to Auxer indicating the number of Auxer Shares and to be issued to each Universal Filtration Shareholder. Shares not surrendered shall be marked as canceled on the stock registry of the Company.
(c) "Current Market Price Per Share" of one share of Auxer Common Stock shall be the average closing price of the shares of the NASD Electronic Bulletin Board for the five trading days preceding the date of the Agreement.
(d) "Value Per Share" of one share of Auxer Common Stock shall be S.05 per share.
(e) No certificates or scrip for fractional Auxer Shares will be issued and no payment will be made in respect thereof. Any fractional shares which result shall be rounded up to the nearest whole Auxer Share. If more than one certificate representing Universal Filtration Shares shall be surrendered for the account of the same Shareholder, the number of full Auxer Shares for which certificates shall be delivered to a Shareholder shall be computed on the basis of the aggregate number of shares represented by the certificates surrendered by that Shareholder.
                   III. COVENANTS
3.01 Covenants of Auxer
Auxer covenants, that:
(a) Certificate of Incorporation. No amendment, change of state of incorporation or other change has been made in the certificate of incorporation of Auxer as attached to the Agreement.
(b)     Securities. There are 7,192,929 Shares outstanding.
(c) Dividends and Purchases of Stock. No dividend, distribution or stock split or recapitalization has been authorized, declared, paid or effected by Auxer in respect of the outstanding Auxer Shares.
(d) Borrowing Money. Auxer has not borrowed, guaranteed the borrowing of money, engaged in any transaction or entered into any material agreement, except in the ordinary course of business.
(e) Access. Auxer has afforded the officers, directors, employees, counsel, agents, investment bankers, accountants and other representatives of Universal Filtration free and full access to the properties, books and records of Auxer, has permitted them to make extracts from and copies of such books and records and has furnished Universal Filtration with such additional financial and operating data and other information as to the financial condition, results or operations, business, properties, assets, liabilities or future prospects of Auxer as Universal Filtration from time to time has requested.
(f) Confidentiality. Auxer insures that, for a period of six months from the date of the Agreement, all confidential information which Auxer or any of its officers, directors, employees, counsel, agents, investment bankers, or accountants may now possess or create or obtain relating to the financial condition, results of operations, business properties, assets, liabilities, or future prospects of Universal Filtration, any affiliate or any customer or supplier of Universal Filtration shall not be published, disclosed, or made accessible to any other person or entity at any time or used in the business and for the benefit of Auxer in each case without the prior consent of Ronald Michael Shaver, President, subject to paragraphs 3.01 (g) and (h).
(g) Public Statements. Before Auxer releases any information concerning the Agreement, or any of the other transactions contemplated by the Agreement which is intended for or may result in public dissemination thereof, Auxer, for a period of six months from the date of the Agreement, shall cooperate with Universal Filtration, shall furnish drafts of all documents or proposed oral statements to Universal Filtration for comments, and shall not release any such information without the written consent of Universal Filtration. Nothing contained herein shall prevent Auxer from releasing any information if required to do so by federal or state securities law.
(h) Material for Registration Statement. Auxer represents that the filings to be made by it with the Securities and Exchange Commission ("SEC") will be prepared in accordance with the then existing requirements of the Securities Act of 1933 (the "Securities Act"), and the rules and regulations thereunder. Auxer shall furnish or cause to be furnished, for inclusion in any registration statement required to be filed with the SEC covering the Acquisition, information about Auxer or Auxer's security holders as may be required and shall continue to famish or cause to be furnished such information for the purposes of supplementing any such proxy statement or amending any registration statement.
(i) Indemnification. Auxer agrees to indemnify and hold harmless Universal Filtration and its present officers, directors, employees, agents and counsel, and each person who controls, controlled or will control Universal Filtration within the meaning of Section 15 of the Securities Act of
Section 20(a) or the Securities Exchange Act of 1934 (the "Exchange Act") and if the Acquisition is abandoned or terminated, except solely as a result of a breach of the Agreement by Universal Filtration, against any and all losses, liabilities, claims, damages and expenses whatsoever, including attorneys' fees and expenses, as and when incurred arising out of, based upon or in connection with any untrue statement or alleged untrue statement of a material fact relating to and supplied by Auxer contained in any post-effective registration statement, proxy statement or any amendment or supplement thereto or any application or other document or communication filed in any jurisdiction under the "blue-sky," securities, or takeover laws thereof or filed with the SEC. The foregoing agreement to indemnify shall be in addition to any liability Auxer may otherwise have, including liabilities arising under the Agreement.
3.02 Covenants of Universal Filtration From the Date of the
Agreement
(a) Certificate of Incorporation and By-laws. No amendment has been made in the certificate of incorporation or by-laws of Universal Filtration other than as attached hereto as Attachment "B".
(b) Dividends and Purchases of Stock. No dividend, distribution or stock split or recapitalization has been authorized, declared, paid or effected by Universal Filtration in respect of the outstanding Universal Filtration Shares.
(c) Borrowing Money. Universal Filtration has not borrowed, guaranteed the borrowing of money, engaged in any transaction or entered into any material agreement, except in the ordinary course of business as disclosed in the financial statements delivered to Auxer.
(d) Access. Universal Filtration has afforded the officers, directors, employees, counsel, agents, investment bankers, accountants and other representatives of Auxer and lenders, investors and prospective lenders and investors free and full access to the properties, books and records of Universal Filtration and has permitted them to make extracts from and copies of such books and records, and will from time to time furnish Auxer with such additional financial and operating data and other information as to the financial condition, results or operations, business, properties, assets, liabilities or future prospects of Universal Filtration as Auxer from time to time has requested. Universal Filtration will cause the independent certified public accountants of Universal Filtration to make available to Auxer and its independent certified public accountants all work papers relating to Universal Filtration referred to herein.
(e) Conduct of Business. Universal Filtration has used reasonable efforts to preserve the business operations of Universal Filtration intact, to keep available the services of is present personnel, to preserve in full force and effect the contracts, agreements, instruments, leases, licenses, arrangements and understandings of Universal Filtration and to preserve the good will to others having business relations with it.
(f) Advice of Changes. Universal Filtration has advised Auxer of any fact or occurrence or any pending or threatened occurrence of which it obtains knowledge and (i) which, would make the performance by any party of a covenant contained in the Agreement impossible or make such performance materially more difficult than in the absence of such fact or occurrence or (ii) which would cause a condition to any party's obligation under the Agreement not to be fully satisfied.
(g) Confidentiality. Universal Filtration shall insure that all confidential information which Universal Filtration or any of its officers, directors, employees, counsel, agents, investment bankers, or accountants may now possess or may hereafter create or obtain relating to the financial condition, results of operations, business properties, assets, liabilities, or future prospects of Auxer, or any affiliate shall not be published, disclosed, or made accessible to any other person or entity at any time or used in the business and for the benefit of Universal Filtration in each case without the prior written consent of Auxer.
(i) Public Statements. Before the present officers or directors of Universal Filtration release any information concerning the Agreement, or any of the other transactions contemplated by the Agreement which is intended for or may result in public dissemination thereof, they shall cooperate with Auxer, shall famish drafts of all documents or proposed oral statements to Auxer for comments, and shall not release any such information without the written consent of Auxer. Nothing contained herein shall prevent Universal Filtration from releasing any information if required to do so by law.
(j) Material for Registration Statement. Universal Filtration shall furnish or cause to be furnished, for inclusion in any proxy statement or post effective registration statement required to be filed with the SEC covering the Acquisition such information about Universal Filtration or Universal Filtration's security holders as may be required or may be reasonably requested by Auxer and shall continue to famish or cause to be furnished such information for the purposes of supplementing any such proxy statement, or amending the post-effective registration statement. Universal Filtration represents and warrants that the information so supplied does not now, and will not at any time contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading.
(k) Indemnification. Universal Filtration agrees to indemnify and hold harmless Auxer and its officers, directors, employees, agents and counsel, and each person who controls, controlled or will control Universal Filtration within the meaning of Section 15 of the Securities Act of Section 20(a) of the Securities Exchange Act and if the Acquisition is abandoned or terminated except solely as a result of a breach of the Agreement by Auxer against any and all losses, liabilities, claims, damages and expenses whatsoever, including counsel's fees and expenses as and when incurred arising out of, based upon or in connection with any untrue statement or alleged untrue statement of a material fact relating to and supplied by Universal Filtration contained in any post-effective registration statement, proxy statement or any amendment or supplement thereto or any application or other document or communication filed in any jurisdiction in order to qualify the Auxer Shares to be issued in the Acquisition under the "blue-sky," securities, or takeover laws thereof or filed with the SEC. The foregoing agreement to indemnify shall be in addition to any liability Universal Filtration may otherwise have, including liabilities arising under the Agreement.
(l) Capitalization. Universal Filtration's capital structure consists of 200 shares of common stock without par value of which 200 shares are issued and outstanding. Each outstanding share is validly authorized, validly issued, fully paid and, nonassessable, has not been issued and is not owned or held in violation of any preemptive right of shareholders.

            V. REPRESENTATIONS AND WARRANTIES

     4.01 CERTAIN REPRESENTATIONS AND WARRANTIES OF AUXER

Auxer represents and warrants to Universal Filtration as follows:
(a) Organization and Qualification. Auxer is validly existing and in good standing and has authority to own, lease, license and use its properties and assets and to carry on the business in which it is now engaged and will continue to be duly qualified.
(b) Capitalization. Auxer's capital structure consists of 50,000,000 shares of common stock $.001 par value per share of which 7,192,929 shares are issued and outstanding. Each outstanding Auxer Share is validly authorized, validly issued, fully paid and, nonassessable, has not been issued and is not owned or held in violation of any preemptive right of shareholders.
(c) Financial Condition. Auxer has delivered to Universal Filtration true and correct copies of its financial statements. The financial statements have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved and are in accordance with the books and records of Auxer. Since the date of the financial statements:
     i. There has at no time been a material undisclosed adverse change in the financial condition of Auxer.
     ii. Auxer has not declared, paid or effected any dividend or liquidating or other distribution in respect of its shares of common stock or any direct or indirect redemption, purchase, or other acquisition of any Auxer Shares.
     iii. The operations and business of Auxer have been conducted in all respects only in the ordinary course.
     iv. Auxer has not suffered an extraordinary loss not disclosed in its financial statements (whether or not covered by insurance) or waived any right of substantial value.
There is no fact known to Auxer which materially adversely affects or in the future (as far as Auxer can foresee) may materially adversely affect the financial condition, results of operations, business, properties, assets, liabilities, or future prospects of Auxer.
(d) Tax and Other Liabilities. Auxer has no undisclosed liability of any nature, accrued or contingent, including without limitation liabilities for federal, state or local taxes and liabilities.
(e) Litigation and Claims. There is no undisclosed litigation, arbitration, claim, governmental or other proceeding (formal or informal) or investigation pending, threatened or in prospect (or any basis therefor known to Auxer) with respect to Auxer or its business or assets.
(f) Properties. Auxer has title to or has leased the real and personal property as set forth in the financial statements.
(g) Patents, Trademarks, Etc. Auxer's ownership or patents, trademarks or any other intellectual property is as listed on its financial statements.
(h) Authority to Enter and Perform the Agreement. Auxer has all requisite power and authority to execute, deliver and perform the Agreement. All necessary corporate proceedings of Auxer have been duly taken to authorize the execution, delivery and performance of the Agreement by Auxer, other than approval of the holders of Auxer Shares. The Agreement constitutes the legal, valid and binding obligation of Auxer and is enforceable as to it in accordance with its terms and no consent, authorization, approval, order, license, certificate or permit of or from, or declaration or filing with any federal, state, local or other government authority or any court or other tribunal is required by Auxer.
4.02 Certain Representations and Warranties of Universal
Filtration
Universal Filtration represents and warrants to Auxer as follows:
(a) Organization and Qualification. Universal Filtration has no subsidiaries. Universal Filtration is a corporation duly organized, validly existing and in good standing under the laws of The State of New York with all requisite power and authority and all necessary consents, authorization, approvals, orders, licenses, certificates and permits of and from, and declarations and filings with, all federal, state, local and other governmental authorities to own, lease, license and use its properties and assets and to carry on the business in which it is now engaged and the business in which it contemplates engaging. Universal Filtration is duly qualified to transact the business in which it is engaged and is in good standing as a foreign corporation in every jurisdiction in which its ownership, leasing, licensing, or use of property or assets or the conduct of its business makes such qualification necessary.
(b) Capitalization. Each of the outstanding Universal Filtration Shares is validly authorized, validly issued, fully paid and, nonassessable, has not been issued and is not owned or held in violation of any preemptive right of shareholders. The names of stockholders and the number of shares held by each are listed on Attachment "C."
(c) Financial Condition. Universal Filtration has delivered to Auxer true and correct copies of its financial statements for the years 1994 and 1995 and comparative financial statements for the six months ended June 30, 1996 and a list of all receivables and payables as of June 30, 1995, the dates on which they arose. Since the date- of the financial statements:
     i. -There has at no time been a material adverse change in the financial condition of Universal Filtration.
     ii. Universal Filtration has not authorized, declared, paid or effected any dividend or liquidating or other distribution in respect of its shares of common stock or any direct or indirect redemption, purchase, or other acquisition of any Universal Filtration shares of common stock. All accrued but unpaid dividends have been waived by the Universal Filtration shareholders entitled to receive such dividends in connection with the Agreement.
     iii. Universal Filtration has not suffered an extraordinary loss (whether or not covered by insurance) or waived any right of substantial value.
There is no fact known to Universal Filtration which materially adversely affects the financial condition, results of operations, business, properties, assets, liabilities, or future prospects of Universal Filtration.
(d) Tax and Other Liabilities. Universal Filtration has no undisclosed liability of any nature, accrued or contingent, including without limitation liabilities for federal, state or local taxes and liabilities to customers or suppliers, other than the following:
     i. Liabilities for which full provision has been made on the financial statements of Universal Filtration
     ii. Other liabilities arising since the last Universal Filtration financial statement in the ordinary course of business.
Without limiting the generality of the foregoing, the amounts set up as provision for taxes on the last Universal Filtration financial statement are sufficient for all accrued and unpaid taxes of Universal Filtration.
(e) Litigation and Claims. There is no litigation, arbitration, claim, governmental or other proceeding (formal or informal) or investigation pending, threatened or in prospect which adversely impact Universal Filtration or its business or assets.
(f) Properties. Universal Filtration has good and marketable title to all property and assets used in its business or owned by it, as listed on its financial statements. The real and other properties and assets (including intangibles) leased or licensed by Universal Filtration constitute all such properties and assets which are necessary to the business of Universal Filtration as presently conducted.
(g) Contracts and Other Instruments. Universal Filtration has made available to Auxer through the financial statements or otherwise in writing, all contracts, agreements, leases, instruments, licenses, arrangements or understandings with respect to Universal Filtration, listed on its financial statements and otherwise. Universal Filtration is not a party nor is it bound by any contract, agreement, instrument, lease, license, arrangement, or understanding which may, in the future, have a material adverse effect on the financial condition, results of operations, business, properties, assets, liabilities or future prospects of Universal Filtration.
(h) Patents, Trademarks, Etc. Universal Filtration's ownership of patents, trademarks or any other intellectual property (if any) is listed on its financial statements.
(i) Authority to Enter into and Perform the Agreement. Universal Filtration has all requisite power and authority to execute, deliver and perform the Agreement. All necessary corporate proceedings of Universal Filtration have been duly taken to authorize the execution, delivery and performance of the Agreement by Universal Filtration, other than approval of the holders of Universal Filtration Common Stock. The Agreement constitutes the legal, valid and binding obligation of Universal Filtration and is enforceable as to it in accordance with its terms and no consent, authorization, approval, order, license, certificate or permit of or from, or declaration or filing with any federal, state, local or other government authority or any court or other tribunal is required by Universal Filtration.

              V. ABANDONMENT AND TERMINATION

5.01 Right of Universal Filtration to Abandon.
Universal Filtration's Board of Directors shall have the right to abandon or terminate the Acquisition if any of the following shall not be true.
(a) Accuracy of Representations and Compliance with Conditions. All representations and warranties of Auxer contained in the Agreement shall be accurate regardless of knowledge or lack thereof on the part of Auxer or changes beyond its control; Auxer shall have performed and complied with all covenants and agreements and satisfied all conditions required to be performed and complied with by it by the Agreement; and Universal Filtration shall have received a certificate executed by the chief executive officer and the chief financial officer of Auxer dated this date to that effect.
(b) Opinion of Auxer's Counsel. Universal Filtration shall have received a letter of Auxer's Counsel, in form and substance satisfactory to Universal Filtration and its counsel, to the effect that:
     i. Auxer is an Idaho corporation validly existing and in good standing with all requisite corporate power and authority to own, lease, license and use its properties and assets and to carry on the business in which it is now engaged;
     ii. Auxer is and will be duly qualified to transact the business in which it is engaged and is not required to register to do business in any other jurisdiction;
     iii. The authorized and outstanding capital stock of Auxer is as set forth in the Agreement and all the outstanding shares of the capital stock of Auxer are validly authorized, validly issued, fully paid and nonassessable;
     iv. All necessary corporate proceedings of Auxer have been duly taken to authorize the execution, delivery and performance of the Agreement by Auxer;
     v. Auxer has all requisite corporate power and authority to execute, deliver and perform the Agreement and the Agreement has been duly authorized, executed and delivered by Auxer, constitutes the legal, valid and binding obligation of Auxer, and (subject to applicable bankruptcy, insolvency and other laws affecting the enforceability of creditors' rights generally) is enforceable as to Auxer in accordance with its terms;
     vi. The execution, delivery and performance of the Agreement by Auxer will not violate or result in a breach of any term of Auxer's certificate of incorporation or of its by-laws or violate, result in a breach of, conflict with, or (with or without the giving of notice or the passage of time or both) entitle any party to terminate or call a default under, entitle any party to rights or privileges that did not exist immediately before the Agreement was executed under, or create any obligation on the part of Auxer under the terms of any agreement that did not exist immediately before the Agreement was executed;
     vii. After reasonable investigation, Counsel has no actual knowledge of any consent, authorization, approval, order, license, certificate or permit of or from or declaration or filing with any federal, state, local or other governmental authority or any court or other tribunal which is required of Auxer for the execution, delivery or performance of the Agreement by Auxer.
     viii. After reasonable investigation, Counsel has no actual knowledge of any litigation, arbitration, government or other proceeding (formal or informal over and above the disclosure contained in the financial statements), or investigation pending or threatened with respect to Auxer or any of its businesses, properties or assets than can reasonably be expected to result in any materially adverse change in the financial condition, results of operations, business, properties, assets, liabilities or future prospects of Auxer or seeks to prohibit or otherwise challenge the Agreement or the consummation of the Acquisition or any of the other transactions contemplated hereby or to obtain substantial damages with respect thereto, except as disclosed in the Agreement.
     ix. The persons named in such opinion as affiliates are, to the best of Counsels knowledge, the only persons who may reasonably be deemed to be affiliates of Auxer within the meaning of Rule 145 under the Securities Act.
5.02 Right of Auxer to Abandon.
Auxer's Board of Directors shall have the right to abandon or terminate the Acquisition if any of the following shall not be true.
(a) Accuracy of Representations and Compliance with Conditions. All representations and warranties of Universal Filtration contained in the Agreement shall be accurate when made and Universal Filtration shall have performed and complied with all covenants and agreements and satisfied all conditions required to be performed and complied with by it by the Agreement; and Auxer shall have received a certificate executed by the chief executive officer and the chief financial officer of Universal Filtration dated the date of the Agreement to that effect.
(b) Certificate of the President of Universal Filtration. Auxer shall receive a certificate of the President of Universal Filtration in form and substance satisfactory to Auxer and its counsel, to the effect that:
     i. Universal Filtration is a corporation validly existing and in good standing under the laws of the State of New York with all requisite corporate power and authority to own, lease, license and use its properties and assets and to carry on the business in which it is now engaged.
     ii. Universal Filtration is qualified to transact the business in which it is engaged and is registered as a foreign corporation in all jurisdictions in which it does business.
     iii. The authorized and outstanding capital stock of Universal Filtration is as set forth in the Agreement and all the outstanding shares of the capital stock of Universal Filtration are validly authorized, validly issued, fully paid and nonassessable;
     iv. All necessary corporate proceedings of Universal Filtration have been duly taken to authorize the execution, delivery and performance of the Agreement by Universal Filtration
     v. Universal Filtration has all requisite corporate power and authority to execute, deliver and perform the Agreement and the Agreement has been duly authorized, executed and delivered by Universal Filtration, constitutes the legal, valid and binding obligation of Universal Filtration, and (subject to applicable bankruptcy, insolvency and other laws affecting the enforceability of creditors' rights generally) is enforceable as to Universal Filtration in accordance with its terms;
     vi. The execution, delivery and performance of the Agreement by Universal Filtration will not violate or result in a breach of any term of Universal Filtration' certificate of incorporation or of its by-laws or violate, result in a breach of, conflict with, or (with or without the giving of notice or the passage of time or both) entitle any party to terminate or call a default under, entitle any party to rights or privileges that did not exist immediately before the Agreement was executed under, or create any obligation on the part of Universal Filtration under the terms of any agreement that did not exist immediately before the Agreement was executed;
     vii. He has no actual knowledge of any consent, authorization, approval, order, license, certificate or permit of or from or declaration or filing with any federal, state, local or other governmental authority or any court or other tribunal which is required of Universal Filtration for the execution, delivery or performance of the Agreement by Universal Filtration.
     viii. He has no actual knowledge of any litigation, arbitration, government or other proceeding (formal or informal), or investigation pending or threatened with respect to Universal Filtration or any of its businesses, properties or assets than can reasonably be expected to result in any materially adverse change in the financial condition, results of operations, business, properties, assets, liabilities or future prospects of Universal Filtration or seeks to prohibit or otherwise challenge the Agreement or the consummation of the Acquisition or any of the- other transactions contemplated hereby or to obtain substantial damages with respect thereto, except as disclosed in the Agreement.
                 VI. MISCELLANEOUS.
6.01 Further Actions
At any time and from time to time, each Party agrees, at its expense, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of the Agreement.
6.02 Availability of Equitable Remedies
Since a breach of the provisions of the Agreement could not adequately be compensated by money damages, either Party shall be entitled, in addition to any other right or remedy available to it, to an injunction restraining such breach or threatened breach and to specific performance of any such provision of the Agreement, and, in either case, no bond or other security shall be required in connection therewith, and the Parties hereby consent to the issuance of such an injunction and to the ordering of specific performance.
6.03 Modification
The Agreement sets forth the entire understanding of the Parties with respect to the subject matter hereof. The Agreement may be amended by a written instrument executed by Universal Filtration and Auxer with the approval of their respective Boards of Directors. A change in the number of shares issued or the number and exercise price of options due to a stock split or recapitalization of Auxer ratably affecting all its stockholders and option holders will not be construed as a modification of the Agreement.
6.04 Notices
Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested or overnight delivery or courier service or delivered in person or by facsimile against receipt to the Party to whom it is to be given at the address of such Party set forth in the preamble to the Agreement (or to such other address (or facsimile telephone number) as the party shall have furnished in writing to the other Party. Any notice shall be addressed to the attention of the Corporate Secretary. Any notice or other communication given pursuant to the paragraph shall be given at the time or certificate or comparable act thereof except for a notice changing a party's address which will be deemed given at the time or receipt thereof. Any notice given by other means than permitted by this paragraph shall be deemed given at the time of receipt thereof.
6.05 Waiver
Any waiver by either Party of a breach of any provision of the Agreement shall not operate as or be construed to be a waiver of any other breach of that provision or of any breach of any other provision of the Agreement. The failure of a Party to insist upon strict adherence to any term of the Agreement on one or more occasions will not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to that term or any other term of the Agreement. Any waiver must be in writing and be authorized by a resolution of the Board of Directors of the waiving Party.
6.06 Binding Effect
The provisions of the Agreement shall be binding upon and inure to the benefit of Universal Filtration and Auxer and their respective successors and assigns and shall inure to the benefit of either Universal Filtration or Auxer individually and his/her/its assigns, heirs and personal representatives, as the case may be.
6.07 No Third Party Beneficiaries
The Agreement does not create, and shall not be construed as creating, any rights enforceable
6.08 Separability
If any provision of the Agreement is invalid, illegal, or unenforceable, the balance of the Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.
6.09 Headings
The headings in the Agreement are solely for convenience of reference and shall be given no effect in the construction or interpretation of the Agreement.

6.10 Counterparts; Governing Law

The Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey, without giving effect to conflict of laws. Any action, suit or proceeding arising out of, based, on, or in connection with the Agreement, the Acquisition, or the other transactions contemplated hereby may be brought only in the United States District Court for New Jersey and each Party covenants and agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit, or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that its property is exempt or immune from attachment or execution, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit, or proceeding is improper, or that the Agreement or the subject matter hereof may not be enforced in or by such court. IN WITNESS WHEREOF, the Agreement has been approved by resolution duly adopted by the Board of Directors of each of the Constituent Corporations and has been signed by duly authorized officers of each of the Constituent Corporations, all as of the date first above written.

UNIVERSAL FILTRATION INDUSTRIES, INC.

By:  (s) Ronald M. Shaver
     --------------------
         Ronald M. Shaver,
         President
AUXER INDUSTRIES, INC.
By: (s) Eugene Chiaramonte
    -----------------------
        Eugene J. Chiaramonte, Jr.

EXHIBIT 10.6 - FINOVA CAPITAL CORPORATION AGREEMENT
----------------------------------------------------

F I N 07A
FINANCIAL INNOVATORS
FINOVA CAPITAL CORPORATION
GROWTH FINANCE
15 W. 44TH STREET
STM FLOOR
NEW YORK, NY 10036

TEL 212 843 0808
FAX 212 843 0817

March 2, 1999
Harvey Westbury Corporation
15 Heisser Court
Farmingdale, NY 11735

Gentlemen:

The security agreement between you and our predecessor, United
Credit Corporation, is hereby modified in the following respects:

1. Paragraph FIRST (b) is changed to read as follows: The borrowing base shall mean an amount equal to 75% of the net security value of accounts as defined in subparagraph "THIRTEENTH (b)" hereof minus any amounts past due in accordance with the terms of this agreement, and the "permissible line" shall mean $150,000.00.
2. Paragraph FIRST (c), is changed to read as follows: The Borrower shall pay United basic interest on the daily unpaid cash balances outstanding during each month at a rate equal to the highest prime rate in effect in New York City during such month as generally reported, plus 8% per annum, but the basic rate hereunder shall not be less than 16 3/4% per annum nor more than the maximum permitted by applicable law.
3. Paragraph FIRST (d) is changed to read as follows: The Borrower shall pay United, as a commitment fee for United's agreements hereunder (i)$500.00 per month (prorated for periods less than a full calendar month) each month that this agreement is to remain in effect, as stated below or as renewed or extended, against which the interest charge under paragraph FIRST (c) shall be applied; but interest or fees charged in connection with any "over-advance" as referred to in subparagraph "SIXTH A" or any "installment loan" as defined in subparagraph "THIRTEENTH (c) or any other fees payable hereunder, shall not be so applied; and (ii), commencing February 1, 2000 and each February l'` thereafter that this agreement is in effect, an annual commitment fee of $1,750.00.
4. Paragraph FIRST (e) is changed to read as follows: This agreement shall remain in effect until January 31, 2001.
The foregoing amendments shall take effect February 1, 1999. You agree that your indebtedness to us as of February 28, 1999 was $22,998.87, including charges of $60.00 for P&T and a $12.00 miscellaneous charge, but exclusive of all other charges for the month of February, 1999.

If the foregoing correctly sets forth our understanding please sign below and return a copy of this letter so endorsed.
Please call if you have any questions.

Sincerely,
FINOVA CAPITAL CORPORATION
DBA UNITED CREDIT
AGREED:
HARVEY WESTBURY CORPORATION
BY

EXHIBIT 10.7 - PMR AND ASSOCIATES INVESTOR RELATION AGREEMENT
DATED JANUARY 4, 1999.
------------------------------------------------------------

                    PMR and ASSOCIATES
            1042 North El Camino Real, Suite B-266
                Encinitas, California, 92024
                   760-612-3643 Phone

Mr. Gene Chiramonte Chairman
Auxer Group

     RE: Investor Relations Proposal--Auxer Group
     (OTC-BB "AUXER")

Dear Mr. Chiramonte;

Thank you for your interest in PMR and Associates' services in the investor relations field. Enclosed please find my firms marketing contract and promotional materials.
Should you or your attorney have any questions regarding this proposal please do not hesitate to contact me at your earliest convenience.

                     PROPOSAL OUTLINE

     PMR and Associates will provide full investor relations services for Auxer Group, Inc. pursuant to the terms and conditions in the attached agreement,

                       COMPENSATION
                       -------------

A. Retainer: $3,500 per month- three month minimum contract payable, in free trading common stock
B. Arrange for financing or investment capital according to a separate finder's foe agreement.
C. Auxer Group Inc. agrees to grant Patrick M. Rest or his assigns an option to purchase 5,000,000 (five million) free trading shares of common stock for a purchase price of.04 (four cents). The option expires on February 15, 1999.

                      SERVICES PROVIDED
                      -----------------
     A. Assist in the creation of a investor relations package.
     B. Broker/Dealer Relations: Disseminate Ilk packages M pre qualified brokers.
     C. Introduction to Market Makers interested in making a market in AXGI
     D. Increase awareness amongst institutional and Individual investors.
     E. Introduce industry analyst to the company.
     F. Assist in the development of an investor relations web site.
     G. Assist In the drafting, and dissemination of press releaser through appropriate wire services.
     H. Maintain broadcast fax list and/mailing list for new press releases and corporate updates.
     I. Answer all shareholder inquiries.
     J. Organise and attend an conferences or industry forums on behalf of AXGI.

     Thank you for your time and I look forward to a successful future between our two companies.

     AGREED Upon By /s/Patrick M. Rost, PMR & Associates
     1-4-99 DATE
     AGREED Upon By: /s/ Gene Chiaramonte, Chairman Auxer
     1-4-99 DATE

Sincerely;
Patrick N1. Rust
PMR and Associates

EXHIBIT 10.8 - PMR AND ASSOCIATES INVESTOR RELATIONS SERVICES
AGREEMENT DATED APRIL 6, 1999.
------------------------------------------------------------

      AGREEMENT OF INVESTOR RELATIONS SERVICES

AGREEMENT dated this 6th day of April, 1999, by and between The Auxer Group, Inc. (the "Company") having its principal place of business at 30 Galesi Drive, Wayne, NJ 07470 and PMR and Associates, LLC (the "Consultant") having its principal place of business at 162 S. Santa Fe Road; Suite F-50, Encinitas, CA 92024.

WHEREAS, The Company desires acquire the services of PMR and Associates, LLC; and

WHEREAS, PMR and Associates is a consultant with special knowledge, skills and experience within the investment and business community;

THEREFORE, it NOW agreed that in consideration of the mutual convenants and agreements hereinafter set forth, the parties hereto agree as follows:

     1.     Services

The Consultant shall provide the following services:
Maintain investor package
Liaison between the Company and shareholders
Assist in development of investor website
Assist in drafting and dissemination of press releases
Maintain mailing lists
Introduce industry analyst


      2.     Compensation & Terms

1.1 Retainer equal to $2000 per month for a minimum of three (3) months from the date of this agreement.

1.2 Finder's Fees of 10% of any funding arrangements originating through introductions through the Consultant

     3.     Other Convenants

2.1 The Company shall indemnify and hold harmless the Consultant for any acts conducted by the Company relating to this agreement;

2.2 The Consultant shall indemnify and hold harmless the Company for any acts conducted by the Consultant relating to this agreement;

2.3 The Consultant shall abide by all federal and state laws and regulations concerning investor relations, stock promotions and public disclosure requirements

2.4 The Consultant shall keep confidential all materials and information obtained and derived as result of this agreement and this relationship with the Company

Agreed Upon By:            Patrick M. Rost, PMR & Assoc
Dated:
Agreed Upon By:            Eugene Chiaramonte, Auxer
                           Group
Dated:

EXHIBIT 10.9 - PMR AND ASSOCIATES MANAGEMENT CONSULTING
SERVICES AGREMEENT DATED JULY 1, 1999.
------------------------------------------------------------

    AGREEMENT OF MANAGEMENT CONSULTING SERVICES
AGREEMENT dated this 1st day of July, 1999, by and between The Auxer Group, Inc. (the "Company") having its principal place of business at 30 Galesi Drive, Wayne, NJ 07470 and PMR and Associates, LLC (the "Consultant") having its principal place of business at 162 S. Santa Fe Road; Suite F-50, Encinitas, CA 92024.

WHEREAS, The Company desires acquire the services of PMR and Associates, LLC; and

WHEREAS, PMR and Associates is a consultant with special knowledge, skills and experience related to finance and marketing;

THEREFORE, it NOW agreed that in consideration of the mutual convenants and agreements hereinafter set forth, the parties hereto agree as follows:


1.     Services
The Consultant shall provide the following services:
     Assist in website development
     Assist in strategic acquisition development
     Assist in internet program development
     Assist in business and relationship development

2.     Compensation & Terms

     The Company shall grant the Consultant an option to purchase a minimum of 1,000,000 (One Million Shares) of free trading shares of common stock of The Auxer Group, Inc at a purchase price of $0.13 (Thirteen Cents). This option to purchase stock will expire three (3) months from the date of this agreement.

3.     Other Convenants

2.1 The Company shall indemnify and hold harmless the Consultant for any acts conducted by the Company relating to this agreement;

2.2 The Consultant shall indemnify and hold harmless the Company for any acts conducted by the Consultant relating to this agreement;

2.3 The Consultant shall abide by all federal and state laws and regulations concerning investor relations, stock promotions and public disclosure requirements

2.4 The Consultant shall keep confidential all materials and information obtained and derived as result of this agreement and this relationship with the Company

Agreed Upon By:      Patrick M. Rost, PMR & Assoc
                     Dated:
Agreed Upon By:      Eugene Chiaramonte, Auxer Group
                     Dated:

EXHIBIT 21 - SUBSIDIARIES OF THE ISSUER
---------------------------------------

 .     CT Industries, Inc. - State of New York
 .     Universal Filtration Industries, Inc. - State of
      New York
 .     Harvey-Westbury Corp. - State of New York

EXHIBIT 27 - FINANCIAL DATA SCHEDULE
------------------------------------
[DESCRIPTION]     ART. 5 FDS FOR FORM 10-SB
[ARTICLE] 5
[MULTIPLIER] 1,000

[PERIOD-TYPE]                        9-MOS
[FISCAL-YEAR-END]                    DEC-31-1999
[PERIOD-END]                         SEP-30-1999
[CASH]                               31,439
[SECURITIES]                         0
[RECEIVABLES]                        193,654
[ALLOWANCES]                         0
[INVENTORY]                          317,015
[CURRENT-ASSETS]                     542,108
[PP&E]                               66,819
[DEPRECIATION]                       35,867
[TOTAL-ASSETS]                       927,964
[CURRENT-LIABILITIES]                296,550
[BONDS]                              0
[PREFERRED-MANDATORY]                0
[PREFERRED]                          27,500
[COMMON]                             54,037
[OTHER-SE]                           577,377
[TOTAL-LIABILITY-AND-EQUITY]         927,964
[SALES]                              651,478
[TOTAL-REVENUES]                     651,478
[CGS]                                427,076
[TOTAL-COSTS]                        427,076
[OTHER-EXPENSES]                     723,432
[LOSS-PROVISION]                     0
[INTEREST-EXPENSE]                   8,620
[INCOME-PRETAX]                      <499,030>
[INCOME-TAX]                         0
[INCOME-CONTINUING]                  <499,030>
[DISCONTINUED]                       0
[EXTRAORDINARY]                      <253,220>
[CHANGES]                            0
[NET-INCOME]                         <752,250>
[EPS-BASIC]                        <.01>
[EPS-DILUTED]                        <.01>